2024



Set the Standard

ANNUAL REPORT

Campbell's

CHAIR'S MESSAGE



Fiscal 2024 proved to be notable for our company, with solid results and significant strides toward our strategic objectives despite a dynamic macroeconomic landscape.

Our success starts with our management team and all the talented employees who make, market and sell delicious food that offers tremendous value to our consumers. We have built an engaged and aligned culture that is passionate about winning and consistently delivers financial results. We continued to invest in our people, culture and business, with a major renovation of our Camden headquarters, capital investments in our plants and programs to develop new capabilities, including ones designed to create the next generation of industry leaders.

We also continued to reshape our portfolio toward category-leading, growth-oriented brands. The single biggest driver was the acquisition of Sovos Brands, Inc., which added one of the fastest growing brands in all of food: *Rao's*! This acquisition is a milestone in Campbell's 155-year history as it accelerates our successful strategy and provides a substantial runway for sustained profitable growth.

Just after the end of our fiscal year, we transferred our stock exchange listing to Nasdaq—another key moment in Campbell's history. While we are grateful for the partnership with the New York Stock Exchange over many decades, we are excited about joining some of the most successful and innovative companies in the world on Nasdaq.

Campbell's transformation over the last five years has been remarkable. The company is well-positioned to drive sustainable, profitable growth with our portfolio of leadership brands in Meals & Beverages and Snacks. That is why it is the right time to elevate our performance with a new strategy, mission and name. As part of our evolution and transformed portfolio, at our annual meeting in November, we are asking shareholders to approve a change of our name to The Campbell's Company.

In closing, on behalf of the Board of Directors, I would like to thank the entire Campbell's team for their hard work and commitment to winning the right way. Our President and Chief Executive Officer Mark Clouse and our management team have consistently led with focus, accountability and integrity. Thank you to our customers and suppliers as well.

Finally, I would like to extend our gratitude to our shareholders. We have a long and rich history that dates to 1869. More than ever, I am confident that our best days are ahead of us as The Campbell's Company sets the standard for performance in the food industry.

Sincerely,

Keith R. McLoughlin
Chair of the Board


LATE JULY
SNACKS
JALAPEÑO LIME
MADE WITH ORGANIC YELLOW CORN
TORTILLA CHIPS
NON GMO Project


CHEDDAR
PEPPERIDGE FARM
Goldfish
BAKED SNACK CRACKERS
RAO'S
SINCE 1896
Natural, Premium
32 OZ (2 LBS) 907g
CONDENSED
Campbell's
Tomato
SOUP


America's Pretzel Bakery Since 1909
SNYDER'S
OF HANOVER
Mini
Pretzels
NON GMO Project VERIFIED
nongmoproject.org
Low Fat
Prego
ITALIAN SAUCE
Traditional


Pacific
FOODS
Organic
Chicken
Broth
FREE RANGE


Lance
Toasty
sandwich crackers
PEANUT BUTTER
4g PROTEIN


Milano
DARK CHOCOLATE
COMBINED SERVING OF
VEGGIES & FRUIT
V8
PLUS
ENERGY
STEADY ENERGY
FROM BLACK & GREEN TEA
Pomegranate
Blueberry
PEPPERIDGE FARM
Milano
DARK
CHOCOLATE

SET THE STANDARD







Dear shareholders,

For the last five years, we have been on a transformative journey to redefine our company. Our focused strategy has positioned us well and helped to solidify a foundation that has delivered consistent and dependable results. With this success, we are now ready to enter a new chapter.

Our company was built by entrepreneurs and disruptors who were not satisfied with the status quo.



Dr. John T. Dorrance invented *Campbell's* condensed soup to bring quality, value and safety to the masses.



Margaret Rudkin elevated the quality of baked goods with *Pepperidge Farm*.



Frank Pellegrino, Sr. changed how we think about jarred pasta sauce with *Rao's*.

These visionaries and others built the foundation of what our company is today. We will proudly continue that tradition as we *Set the Standard* for performance in the food industry.

With our history as inspiration and confidence from a track record of strong execution, we will elevate our performance by building on our portfolio of leadership brands, our strong team and culture with the goal to be the best, most dependable and most capable company in food.

Fiscal 2024 Results

Fiscal 2024 was a dynamic year where we advanced our strategic plan and continued to deliver our commitments while successfully navigating the evolving consumer landscape.

With positive trajectory in food continuing to improve, we saw important sequential volume/mix improvements in both divisions in the back half of the year. We expect this trend to continue as we navigate the ongoing consumer recovery.

Our results reflect the hard work of our team, and their commitment to finding ways to consistently deliver. It's also a tribute to the resilience of our supply chain, which is now a competitive advantage for our company.

$9.6 Billion Net sales

(1)% Organic net sales[1]

+6% Adjusted EBIT[1] | $1.2 B Cash flow

$3.08 Adjusted EPS[1] +3%[1]

Meals & Beverages

8 Leadership Brands Representing

85%
of Total M&B Sales

Our Meals & Beverages portfolio is better positioned now to meet consumers' needs. Consumers continue to focus on quality, convenience and value, reinforcing the importance of the center of the store. Meals prepared and eaten at home continue to increase, up three points over the past three years to 83%[2].

In fiscal 2024, we completed a game-changing acquisition of Sovos Brands, Inc., which elevates and strengthens our advantaged portfolio. The integration is ahead of our expectations, and with its continued strong performance, we expect it to have a transformative impact on growth for the division.

Our Meals & Beverages division operates in attractive categories that are large, growing and highly relevant with eight leadership brands that hold leading share positions in their respective categories.

Soup and broth continue to play essential roles for consumers providing versatility for lunch, dinner and in-between meals. Our soup brands provide a quick and delicious ready-to-serve meal or act as a key ingredient in a recipe. With robust innovation, great tasting food and compelling marketing, we are poised to create the next generation of soup and broth fanatics.

In sauces, we have overdelivered on our goal to build a $1 billion portfolio, and we are not done yet. With the steady growth of *Prego, Pace,* the launch of *Late July* salsa and most significantly, the addition of the best growth story in food, *Rao's*, there is so much more potential.

Rao's has redefined Italian sauce and has clear potential for growth in other categories. Since 2019 the brand has grown revenue dollars 400%[3], increased distribution over 100%[4] and nearly tripled[5] household penetration. Even with its monumental success, the brand has significant room to grow.

As we enter our next chapter, we expect to deliver margin expansion through a combination of acquisition synergies and our previously announced network optimization plans, with the Meals & Beverages division providing dependable and profitable growth over the long term.

[1] These amounts are adjusted for certain items not considered to be part of the ongoing businesses. For a reconciliation of non-GAAP financial measures, see pages 7 and 8. Percent changes are versus prior year
[2] Circana National Eating Trends, sourced from home/retail, 3 months ending July 2024 vs. 3 years ago (up 3% pts vs 3 years ago)
[3] Total *Rao's* Brand (inclusive of Sauce, Frozen, Dry Pasta and RTS Soup) Calendar Year 2019 – 2023
[4] Circana Total *Rao's* Brand (inclusive of Sauce, Frozen, Dry Pasta and RTS Soup), MULO Calendar Year 2019 – 2023, growth comparisons benchmark Calendar Year 2019 week ending 1/5/20
[5] Circana Total *Rao's* Brand (inclusive of Sauce, Frozen, Dry Pasta and RTS Soup), MULO, 52 weeks ending 12/31/2023 vs. 52 weeks ending 01/05/20

Snacks

8 Leadership Brands Representing

83%

of Total Snacks Sales

   

   

In Snacks, we are a category leader with an elevated portfolio of leadership brands that are differentiated from the competition. We operate in large, advantaged categories across salty snacks, cookies, bakery and crackers with premium offerings that consumers love.

In fiscal 2024, we saw temporary headwinds on the business following years of significant growth. The economic environment and impact of inflation put pressure on the larger snack categories. Consumption is stabilizing and rebounding in key segments, suggesting a recovery in snacking that supports our strategic positioning.

The health of our leadership brands remained strong with dollar consumption up 14%[6] on a two-year basis, despite the shorter-term pressure. Many of our brands hold the number one or number two market share in their respective category or segments, and with 83% of our sales reflected in these brands, it gives us a powerful foundation.

We also continued to make progress on our plans to improve margins in the division. Despite the volatile environment, we were able to reach approximately 15% operating margin for the full year. This reflects 170 basis points of expansion over the last two years. We remain extremely confident in our stated longer-term goal of 17% operating margin for Snacks by fiscal 2027.

Moving forward, our focus in Snacks remains on continuously innovating to meet evolving consumer needs while refining our portfolio to align with anticipated long-term market trends.

Set the Standard

We have transformed our portfolio, rebuilt the foundation and delivered on our commitments. We've built an engaged culture, invested in critical capabilities, and delivered consistent and reliable performance, while making a positive impact on the world and the communities we call home.

5

Now it's time for a new strategy and mission—*Set the Standard*—to drive our next era of accelerated growth.

New Long-Term Algorithm

+2-3%

Net Sales (Organic)[7]

+4-6% | +7-9%

Adjusted EBIT[7] | Adjusted EPS[7]

To reflect our new path, we will be asking shareholders, at our upcoming annual meeting, to approve a change of our company's name to The Campbell's Company. This subtle yet important change allows us to retain the iconic name recognition, reputation and equity we have built over 155 years while reflecting the full breadth of our portfolio. The *Campbell's* soup brand in the iconic red-and-white cans that consumers love will always be on shelves. Today, as a company, we are also so much more. We look forward to officially making this change following approval at our annual meeting of shareholders in November.

As we enter fiscal 2025, we have never been more confident in Campbell's strength and long-term trajectory, supported by a fully engaged team and fueled by the best portfolio in food. We are uniquely positioned to deliver sustained and dependable growth. It's time to raise the bar and *Set the Standard* for performance in the food industry.

Mark Clouse
President and Chief Executive Officer

√ TRANSFORMED PORTFOLIO
√ FIXED FOUNDATION
√ DELIVERED COMMITMENTS
↳ IT'S TIME TO
SET THE STANDARD

[6]Circana Total US MULO $ Consumption Fiscal Year 2022 to 2024. Total Snacks Leadership Brands
[7]A non-GAAP reconciliation is not provided for long-term targets as the company is unable to reasonably estimate the financial impact of items such as actuarial gains or losses on pension and postretirement plans because these impacts are dependent on future changes in market conditions. The inability to predict the amount and timing of these future items makes a detailed reconciliation of these forward-looking financial measures impracticable.

OUR STRATEGY

Our mission is to *Set the Standard* for performance in the food industry. Our strategy is built around five areas that position us to achieve best-in-class performance.



Top Team
Best in class capabilities, leadership and culture

Leadership development powerhouse	An engaging, inclusive and diverse culture	Best-in-industry capabilities	Accountable and committed to winning



Best Portfolio
Advantaged brands and categories fueling faster growth

Transformative category leader	Fastest growing with an innovation mindset	Building and adding distinctive brands	Highest quality standards



Top-Tier Performance
Sustainable and predictable growth, accelerating earnings and expanding margins

Predictable, sustainable and dependable growth	Leading marketing and product innovation	Expanding margins, earnings and cash flow	Best-in-class supply chain and productivity



Winning Execution
Technology and capabilities to win in market

Most impactful retailer partner	Route to market and omnichannel excellence	Rapid digitization and new technology adoption



Lasting Impact
Tangible improvement in community and planet

Most trusted food company	Meaningful community improvement	Measurable sustainability progress

Financial highlights

(dollars in millions, except per share amounts)

	2024	2023
Results of Operations		
Net sales	**$9,636**	$9,357
Gross profit	**$2,971**	$2,917
Percent of net sales	**30.8%**	31.2%
Earnings before interest and taxes	**$1,000**	$1,312
Net earnings attributable to Campbell Soup Company	**$567**	$858
Per share — diluted	**$1.89**	$2.85
Other Information		
Net cash provided by operating activities	**$1,185**	$1,143
Capital expenditures	**$517**	$370
Dividends per share	**$1.48**	$1.48

In 2024, Net earnings attributable to Campbell Soup Company were impacted by the following: costs associated with cost savings and optimization initiatives of $109 million ($83 million after tax, or $.28 per share); costs associated with the acquisition of Sovos Brands, Inc. (Sovos Brands) of $128 million ($109 million after tax, or $.36 per share); losses of $22 million ($16 million after tax, or $.05 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges; accelerated amortization expense of $27 million ($20 million after tax, or $.07 per share) related to customer relationship intangible assets due to the loss of certain contract manufacturing customers; actuarial losses on pension and postretirement plans of $33 million ($25 million after tax, or $.08 per share); impairment charges of $129 million ($98 million after tax, or $.33 per share) related to the *Pop Secret* and Allied brands trademarks; certain litigation expenses of $5 million ($5 million after tax, or $.02 per share); and expenses of $3 million ($2 million after tax, or $.01 per share) related to a cybersecurity incident that was identified in the fourth quarter of fiscal 2023.

In 2023, Net earnings attributable to Campbell Soup Company were impacted by the following: costs associated with cost savings and optimization initiatives of $66 million ($50 million after tax, or $.17 per share); costs associated with the acquisition of Sovos Brands of $5 million ($4 million after tax, or $.01 per share); gains of $21 million ($16 million after tax, or $.05 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges; accelerated amortization expense of $7 million ($5 million after tax, or $.02 per share) related to customer relationship intangible assets due to the loss of certain contract manufacturing customers; actuarial gains on pension and postretirement plans of $15 million ($11 million after tax, or $.04 per share); and a pre- and after-tax loss of $13 million ($.04 per share) on the sale of the Emerald nuts business.

Reconciliation of GAAP and Non-GAAP financial measures

The following information is provided to reconcile certain non-GAAP financial measures disclosed in the preceding pages to reported sales and earnings results. These non-GAAP financial measures are measures of performance not defined by accounting principles generally accepted in the United States and should be considered in addition to, not in lieu of, GAAP reported measures. We believe that presenting certain non-GAAP financial measures facilitates comparison of our historical operating results and trends in our underlying operating results, and provides transparency on how we evaluate our business. For instance, we believe that organic net sales, which exclude the impact of currency, acquisitions and divestitures, are a better indicator of our ongoing business performance. We also believe that financial information excluding certain transactions not considered to reflect the ongoing operating results improves the comparability of year-to-year earnings results. Consequently, we believe that investors may be able to better understand our earnings results if these transactions are excluded from the results.

	2024				2023			% Change	
(dollars in millions)	**As Reported**	**Impact of Currency**	**Impact of Acquisition**	**Organic Net Sales**	As Reported	Impact of Divestiture	Organic Net Sales	Net Sales, As Reported	Organic Net Sales
Net sales	**$9,636**	**$3**	**$(423)**	**$9,216**	$9,357	$(51)	$9,306	3%	(1)%

(reconciliations continued on opposite page)





SNACK FACTORY
Pretzel Crisps
THIN, CRUNCHY PRETZEL CRACKERS
ORIGINAL
DELI STYLE
Rethink your pretzel!
NON GMO Project VERIFIED
SWANSON
CHICKEN BROTH
100% NATURAL | NON-GMO

2024

(dollars in millions)	As Reported	Costs Associated with Cost Savings and Optimization Initiatives	Costs Associated with Acquisition	Commodity Mark-to-Market Losses	Accelerated Amortization	Pension and Postretirement Actuarial Losses	Impairment Charges	Certain Litigation Expenses	Cybersecurity Incident Costs	Adjusted
Net earnings attributable to Campbell Soup Company	$567	$83	$109	$16	$20	$25	$98	$5	$2	$925
Add: Net earnings (loss) attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-
Add: Taxes on earnings	190	26	19	6	7	8	31	-	1	288
Add: Interest, net	243	-	(2)	-	-	-	-	-	-	241
Earnings before interest and taxes (EBIT)	$1,000	$109	$126	$22	$27	$33	$129	$5	$3	$1,454

2023

(dollars in millions)	As Reported	Costs Associated with Cost Savings and Optimization Initiatives	Costs Associated with Acquisition	Commodity Mark-to-Market Gains	Accelerated Amortization	Pension and Postretirement Actuarial Gains	Charges Associated with Divestiture	Adjusted
Net earnings attributable to Campbell Soup Company	$858	$50	$4	$(16)	$5	$(11)	$13	$903
Add: Net earnings (loss) attributable to noncontrolling interests	-	-	-	-	-	-	-	-
Add: Taxes on earnings	270	16	1	(5)	2	(4)	-	280
Add: Interest, net	184	-	-	-	-	-	-	184
Earnings before interest and taxes	$1,312	$66	$5	$(21)	$7	$(15)	$13	$1,367

Adjusted EBIT percent change 2024/2023   6%

	2024	2023	EPS % Change
	Diluted EPS Impact	Diluted EPS Impact	2024/2023
Net earnings attributable to Campbell Soup Company, as reported	$1.89	$2.85	
Costs associated with cost savings and optimization initiatives	.28	.17	
Costs associated with acquisition	.36	.01	
Commodity mark-to-market losses (gains)	.05	(.05)	
Accelerated amortization	.07	.02	
Pension and postretirement actuarial losses (gains)	.08	(.04)	
Impairment charges	.33	-	
Certain litigation expenses	.02	-	
Cybersecurity incident costs	.01	-	
Charges associated with divestiture	-	.04	
Adjusted Net earnings attributable to Campbell Soup Company*	$3.08	$3.00	3%

*The sum of per share amounts may not add due to rounding.



Board of Directors
(as of October 2024)

Keith R. McLoughlin
Chair of the Board of Campbell Soup Company
Former Chief Executive Officer of AB Electrolux

Mark A. Clouse
President and Chief Executive Officer
of Campbell Soup Company

Fabiola R. Arredondo
Managing Partner of Siempre Holdings

Howard M. Averill
Former Executive Vice President and
Chief Financial Officer of Time Warner Inc.

Bennett Dorrance, Jr.
Managing Director for the DFE Trust Company

Maria Teresa (Tessa) Hilado
Former Executive Vice President and
Chief Financial Officer of Allergan plc

Grant H. Hill
Co-owner and Vice Chairman
of the Atlanta Hawks

Sarah Hofstetter
President of Profitero, Ltd.

Marc B. Lautenbach
Former President and Chief Executive Officer
of Pitney Bowes Inc.

Mary Alice D. Malone
President of Iron Spring Farm, Inc.

Kurt T. Schmidt
Former President and Chief Executive Officer
of Cronos Group Inc.

Archbold D. van Beuren
Retired Senior Vice President
of Campbell Soup Company

Operating Commitee
(as of October 2024)

Mark A. Clouse
President and Chief Executive Officer

Carrie L. Anderson
Executive Vice President and Chief
Financial Officer

Mick J. Beekhuizen
Executive Vice President and President,
Meals & Beverages

Charles A. Brawley, III
Executive Vice President, General Counsel
and Corporate Secretary

Christopher D. Foley
Executive Vice President and President,
Snacks

Diane Johnson May
Executive Vice President and Chief People
and Culture Officer

Daniel L. Poland
Executive Vice President and Chief Supply
Chain Officer

Anthony J. Sanzio
Executive Vice President and Chief
Communications Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended July 28, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 1-3822

Campbell's

CAMPBELL SOUP COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	**21-0419870**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 Campbell Place
Camden, New Jersey 08103-1799
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **(856) 342-4800**
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Each Exchange on Which Registered**
Capital Stock, par value $.0375	CPB	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

Based on the closing price on the New York Stock Exchange on January 26, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of capital stock held by non-affiliates of the registrant was approximately $8,534,595,281. There were 298,105,916 shares of capital stock outstanding as of September 11, 2024.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the 2024 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

    Item 1. Business   4

    Item 1A. Risk Factors   7

    Item 1B. Unresolved Staff Comments   15

    Item 1C. Cybersecurity   15

    Item 2. Properties   17

    Item 3. Legal Proceedings   17

    Item 4. Mine Safety Disclosures   17

    Information about our Executive Officers   18

PART II

    Item 5. Market for Registrant's Capital Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities   19

    Item 6. Reserved   20

    Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations   20

    Item 7A. Quantitative and Qualitative Disclosure about Market Risk   37

    Item 8. Financial Statements and Supplementary Data   38

    Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure   83

    Item 9A. Controls and Procedures   83

    Item 9B. Other Information   83

    Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections   83

PART III

    Item 10. Directors, Executive Officers and Corporate Governance   83

    Item 11. Executive Compensation   84

    Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters   84

    Item 13. Certain Relationships and Related Transactions, and Director Independence   84

    Item 14. Principal Accountant Fees and Services   84

PART IV

    Item 15. Exhibits and Financial Statement Schedules   84

    Item 16. Form 10-K Summary   85

    Index to Exhibits   86

    Signatures   89

PART I

This Report contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current expectations regarding our future results of operations, economic performance, financial condition and achievements. These forward-looking statements can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "pursue," "strategy," "target," "will" and similar expressions. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, and may reflect anticipated cost savings or implementation of our strategic plan. These statements reflect our current plans and expectations and are based on information currently available to us. They rely on several assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties. Risks and uncertainties include, but are not limited to, those discussed in "Risk Factors" and in the "Cautionary Factors That May Affect Future Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Report. Our consolidated financial statements and the accompanying notes to the consolidated financial statements are presented in "Financial Statements and Supplementary Data" in this Report.

Item 1. *Business*

The Company

Unless otherwise stated, the terms "we," "us," "our" and the "company" refer to Campbell Soup Company and its consolidated subsidiaries.

We are a manufacturer and marketer of high-quality, branded food and beverage products. We organized as a business corporation under the laws of New Jersey on November 23, 1922; however, through predecessor organizations, we trace our heritage in the food business back to 1869. Our principal executive offices are in Camden, New Jersey 08103-1799.

On March 12, 2024, we completed the acquisition of Sovos Brands, Inc. (Sovos Brands) for total purchase consideration of $2.899 billion. For additional information on this acquisition, see Note 3 to the Consolidated Financial Statements.

On August 26, 2024, we completed the sale of our Pop Secret popcorn business. For additional information on the divestiture, see Note 21 to the Consolidated Financial Statements.

Our operations, including reportable segments, are described below. Our locations, including manufacturing facilities, within each reporting segment are described in Item 2. Properties.

Reportable Segments

Our reportable segments are:

- Meals & Beverages, which consists of our soup, simple meals and beverages products in retail and foodservice in the U.S. and Canada. The segment includes the following products: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth and stocks; *Pacific Foods* broth, soups and non-dairy beverages; *Prego* pasta sauces; *Pace* Mexican sauces; *Campbell's* gravies, pasta, beans and dinner sauces; *Swanson* canned poultry; *V8* juices and beverages; *Campbell's* tomato juice; and as of March 12, 2024, *Rao's* pasta sauces, dry pasta, frozen entrées, frozen pizza and soups; *Michael Angelo's* frozen entrées and pasta sauces; and *noosa* yogurts. The segment also includes snacking products in foodservice and Canada; and

- Snacks, which consists of Pepperidge Farm cookies*, crackers, fresh bakery and frozen products, including *Goldfish* crackers*, *Snyder's of Hanover* pretzels*, *Lance* sandwich crackers*, *Cape Cod* potato chips*, *Kettle Brand* potato chips*, *Late July* snacks*, *Snack Factory* pretzel crisps*, and other snacking products in retail in the U.S. We refer to the * brands as our "power brands." The segment includes the retail business in Latin America. The segment included the results of our Emerald nuts business, which was sold on May 30, 2023 and our Pop Secret popcorn business, which was sold on August 26, 2024.

See Note 7 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding our reportable segments.

Ingredients and Packaging

The ingredients and packaging materials required for the manufacture of our food and beverage products are purchased from various suppliers, substantially all of which are located in North America. During 2024, we experienced moderately elevated commodity and supply chain costs including the costs of labor, raw materials, energy, fuel, packaging materials and other inputs necessary for the production and distribution of our products. In addition, many of these items are subject to price fluctuations from a number of factors, including but not limited to climate change, changes in crop size, cattle cycles, herd and flock disease, crop disease, crop pests, product scarcity, demand for raw materials, commodity market speculation, energy costs, currency fluctuations, supplier capacities, government-sponsored agricultural programs and other government policy, import and export requirements (including tariffs), drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, scarcity of organic ingredients, pandemics or other local or global health issues, geopolitical conflicts, environmental and other sustainability regulations and other factors that may be beyond our control. To help reduce some of this price volatility, we use a combination of purchase orders, short- and long-term contracts, inventory management practices and various commodity risk management tools for most of our ingredients and packaging. Ingredient inventories are generally at a peak during the late fall and decline during the winter and spring. Since many ingredients of suitable quality are available in sufficient quantities only during certain seasons, we make commitments for the purchase of such ingredients in their respective seasons. We are unable to predict the impact of our ability to source these ingredients and packaging materials in the future, and certain supply pressures may continue throughout 2025. We expect input cost inflation in 2025 to remain at similar levels as 2024, as we continue to see improvement across certain ingredients and packaging materials; however, we could experience unexpectedly high input cost inflation in various categories.

Customers

In most of our markets, sales and merchandising activities are conducted through our own sales force and/or third-party brokers and distribution partners. Our products are generally resold to consumers through retail food chains, mass discounters, mass merchandisers, club stores, convenience stores, drug stores, dollar stores, e-commerce and other retail, commercial and non-commercial establishments. Our Snacks segment has a direct-store-delivery distribution model that uses independent contractor distributors.

Our five largest customers accounted for approximately 47% of our consolidated net sales in 2024, 2023, and 2022. Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 22% of our consolidated net sales in 2024, 2023, and 2022. Both of our reportable segments sold products to Wal-Mart Stores, Inc. or its affiliates. No other customer accounted for 10% or more of our consolidated net sales.

Trademarks and Technology

As of September 11, 2024, we owned over 3,000 trademark registrations and applications in over 150 countries. We believe our trademarks are of material importance to our business. Although the laws vary by jurisdiction, trademarks generally remain valid and can be renewed indefinitely as long as they are in use and/or their registrations are properly maintained, and they have not become generic. We believe that our principal brands, including *Campbell's*, *Cape Cod*, *Chunky*, *Goldfish*, *Kettle Brand*, *Lance*, *Late July*, *Milano*, *Pace*, *Pacific Foods*, *Pepperidge Farm*, *Prego*, *Rao's, Snack Factory*, *Snyder's of Hanover*, *Spaghettios*, *Swanson*, and *V8*, are protected by trademark law in the major markets where they are used.

Although we own a number of valuable patents, we do not regard any segment of our business as being dependent upon any single patent or group of related patents. In addition, we own copyrights, both registered and unregistered, proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered.

Competition

We operate in a highly competitive industry and experience competition in all of our categories. This competition arises from numerous competitors of varying sizes across multiple food and beverage categories, and includes producers of private label products, as well as other branded food and beverage manufacturers. Private label products are generally sold at lower prices than branded products. Competitors market and sell their products through traditional retailers and e-commerce. All of these competitors vie for trade merchandising support and consumer dollars. The number of competitors cannot be reliably estimated. Our principal areas of competition are brand recognition, taste, nutritional value, price, promotion, innovation, shelf space and customer service.

Capital Expenditures

During 2024, our aggregate capital expenditures were $517 million. We expect to spend approximately $530 million for capital projects in 2025. Major capital projects based on planned spend in 2025 include network optimization for our Meals & Beverages business, finalization of capacity projects for our Snacks business, enhancements to our headquarters in Camden, New Jersey, implementation of our existing SAP enterprise-resource planning system for Sovos Brands and network wastewater initiatives. We estimate that approximately $25 million of the capital expenditures anticipated during 2025 will be for the initial phase of upgrades to our Napoleon, Ohio wastewater treatment facility, with another $20 million for other network wastewater initiatives.

Government Regulation

The manufacture and sale of consumer food products is highly regulated. In the U.S., our activities are subject to regulation by various federal government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Labor, the Department of Commerce, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. Our business is also regulated by similar agencies outside of the U.S. Additionally, we are subject to packaging and labeling regulations, data privacy and security regulations, tax and securities regulations, import regulations, accounting and reporting standards, and other financial laws and regulations. We believe that we are in compliance with current laws and regulations in all material respects and do not expect that continued compliance with such laws and regulations will have a material effect on capital expenditures, earnings or our competitive position.

Environmental Matters

Of our $517 million in capital expenditures made during 2024, approximately $15 million were for compliance with environmental laws and regulations in the U.S. We further estimate that approximately $25 million of the capital expenditures anticipated during 2025 will be for upgrades to our Napoleon, Ohio wastewater treatment facility, with another approximately $20 million for other network wastewater initiatives. Additionally, we anticipate spending approximately $10 million for compliance with U.S. environmental laws and regulations during 2025. We believe that the continued compliance with existing environmental laws and regulations (both within the U.S. and elsewhere) will not have a material effect on capital expenditures, earnings or our competitive position. In addition, we continue to monitor existing and pending environmental laws and regulations within the U.S. and elsewhere relating to climate change and greenhouse gas emissions. While the impact of these laws and regulations cannot be predicted with certainty, we do not believe that compliance with these laws and regulations will have a material effect on capital expenditures, earnings or our competitive position. See Note 18 to the Consolidated Financial Statements for additional information regarding certain environmental matters.

Seasonality

Demand for soup products is seasonal, with the fall and winter months usually accounting for the highest sales volume. Demand for our other products is generally evenly distributed throughout the year.

Human Capital Management

One of the five areas of our strategic framework is to build a Top Team. To do this, we are committed to building a company where everyone can be real, and feel safe, valued and supported to do their best work. We believe that our employees are the driving force behind our success and prioritize attracting, developing and retaining diverse, world-class talent and creating an inclusive culture that embodies our purpose: *Connecting people through food they love*. We have recently completed our plan to bring together all of our corporate team members from our Snacks offices in Charlotte, North Carolina and Norwalk, Connecticut to our headquarters in Camden, New Jersey. This move has helped to foster closer collaboration and enhance decision-making, thereby improving our ability to execute our business strategy. We have established a new Employee Value Proposition, *Make history with Campbell's,* to enhance our focus on building a winning team and culture. On July 28, 2024, we had approximately 14,400 full-time and part-time employees.

Training, Development and Engagement

We invest in our employees through training and development programs. We have partnered with leading online content experts and increased internal learning development to expand our catalog of courses and support our culture of continuous learning. A suite of training and education programs are available to employees ranging from role-specific training to education on soft skills to assist them with enhancing their careers through continuous learning. Through objective-setting, individual development plans, learning opportunities, feedback and coaching, employees are encouraged to continue their professional growth. Our education programs allow employees to focus on timely and topical development areas including leadership, management excellence, functional capabilities and inclusion and diversity. We communicate frequently and transparently with our employees through regular company-wide and business unit check-ins, and we conduct employee engagement surveys that provide our employees with an opportunity to share anonymous feedback with management in a variety of areas including confidence in leadership, growth and career opportunities, alignment of work and overall engagement. These surveys allow our leaders to develop action plans for their business units as well as the broader organization. In addition, in 2024, we launched a new initiative, *Campbell's Way of Leadership*, to help our employees develop leadership skills and drive the growth of our business. As of July 28, 2024, we have trained approximately 50% of our supervisory and management population in Campbell's Way of Leadership programs.

Our Campbell Employee Experience enhances the foundational moments that are key to an employee's career at our company - from the candidate experience and onboarding through career advancement - to help our employees thrive at work, with the goal of building an inclusive, engaging and high-performing culture.

Inclusion and Diversity

A key to our success is our ability to attract and retain top talent in all areas of our business. We believe that having an inclusive and diverse culture strengthens our ability to recruit and develop this talent and allows employees to thrive and succeed.

Our inclusion and diversity (I&D) efforts are focused around three pillars:

• Capabilities - providing resources and tools to employees to develop capabilities to build a winning team and culture;

• Advocacy - supporting our employees, our partners and the communities where we live and work; and

- Accountability - having individual, management and organizational accountability and transparency about our progress on building an inclusive and diverse culture.

Each pillar has focus areas and initiatives designed to further its objectives. Together, these activities create a holistic approach to I&D across the company. To support these pillars, we have developed strategies focused on building a pipeline of diverse talent through expanded recruitment efforts, I&D learning opportunities, internal talent development and leveraging our employee resource groups. Throughout 2024 the board of directors received regular updates from management on our I&D efforts.

Wellness and Safety

Our employees' health, safety and well-being are our top priorities. We promote a strong culture of safety and prioritize keeping all our employees, contractors and visitors safe. To accomplish this, we employ comprehensive health, safety and environment management policies and standards throughout the organization. In addition, we strive to continuously improve our work processes, tools and metrics to reduce workplace injuries and enhance safety.

We provide a workplace that develops, supports and motivates our people. Our Resources for Living program provides information, education tools and resources to help support our employees' physical, financial, social and emotional well-being. As part of this focus on well-being, we emphasize the need for our employees to embrace healthy lifestyles and we offer a variety of wellness education opportunities for our employees. We continue to modernize our workspaces and have a hybrid work policy to allow office-based employees to work remotely several days per week.

Total Rewards

We provide market-based competitive compensation through our salary, annual incentive and long-term incentive programs, and a robust benefits package that promotes the overall well-being of our employees. We provide a variety of resources and services to help our employees plan for retirement and provide a 401(k) plan with immediate vesting. We benchmark and establish compensation structures based on competitive market data. Individual pay is based on various factors such as an employee's role, experience, job location and contributions. Performance discussions for salaried employees are conducted throughout the year to assess contributions and inform individual development plans.

Websites

Our primary corporate website can be found at www.campbellsoupcompany.com. We make available free of charge at the Investors portion of this website (under the "Financials—SEC Filings" caption) all of our reports (including amendments) filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. These reports are made available on the website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission.

All websites appearing in this Annual Report on Form 10-K are inactive textual references only, and the information in, or accessible through, such websites is not incorporated into this Annual Report on Form 10-K, or into any of our other filings with the Securities and Exchange Commission.

Item 1A. *Risk Factors*

In addition to the factors discussed elsewhere in this Report, the following risks and uncertainties could have a material adverse affect on our business, financial condition and results of operations. Although the risks are organized and described separately, many of the risks are interrelated. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and financial condition.

<u>Business and Operational Risks</u>

We may not be able to increase prices or sustain price increases to fully offset inflationary pressures on costs, such as raw and packaging materials, labor and distribution costs.

As a manufacturer of food and beverage products, we rely on plant labor, distribution resources and raw and packaging materials including tomatoes, tomato paste, grains, beef, poultry, dairy, olive oil, vegetable oil, wheat, potatoes and other vegetables, steel, aluminum, glass, paper and resin. During 2024, we experienced moderately elevated commodity and supply chain costs including the costs of labor, raw materials, energy, fuel, packaging materials and other inputs necessary for the production and distribution of our products. We expect input cost inflation in 2025 to remain at similar levels as 2024, as we continue to see improvement across certain ingredients and packaging materials; however, we could experience unexpectedly high input cost inflation in various categories and in other areas of persistent inflation, such as labor and distribution costs, and we expect modestly elevated levels of inflation to continue into 2025. In addition, many of these items are subject to price fluctuations from a number of factors, including but not limited to changes in crop size, cattle cycles, herd and flock disease, crop disease, crop pests, product scarcity, demand for raw materials, commodity market speculation, energy costs, currency fluctuations, supplier capacities, government-sponsored agricultural programs and other government policy, import and export requirements (including tariffs), drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, scarcity of organic ingredients, pandemics or other local or global health issues, geopolitical conflicts, environmental and other sustainability regulations and other factors that may be beyond our control.

We try to mitigate some or all cost increases through increases in the selling prices of, or decreases in the packaging sizes of, some of our products. Higher product prices or smaller packaging sizes may result in reductions in sales volume. Consumers may be less willing to pay a price differential for our branded products and may increasingly purchase private label or other lower-priced offerings, or may forego some purchases altogether, during an economic downturn or times of increased inflationary pressure. To the extent that price increases or packaging size decreases are not sufficient to offset these increased costs adequately or in a timely manner, and/or if they result in significant decreases in sales volume or a shift in sales mix to private label or other lower-margin offerings, our business results and financial condition may be adversely affected. Furthermore, we may not be able to fully offset any cost increases through productivity initiatives or through our commodity hedging activity.

Disruption to our supply chain could adversely affect our business.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, contract manufacturers, logistics service providers or independent distributors. This damage or disruption could result from execution issues, as well as factors that are hard to predict or beyond our control such as increased temperatures due to climate change, water stress, extreme weather events, natural disasters, product or raw material scarcity, fire, terrorism, pandemics or other local or global health issues, geopolitical conflicts, strikes, labor shortages, cybersecurity breaches, government shutdowns, disruptions in logistics, supplier capacity constraints or other events. Commodity prices continue to be volatile. Production of the agricultural commodities used in our business may also be adversely affected by drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, scarcity of organic ingredients, crop size, cattle cycles, herd and flock disease, crop disease and crop pests. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, may adversely affect our business or financial results, particularly in circumstances when a product is sourced from a single supplier or location or produced at a single location. For example, the substantial majority of our *Rao's* tomato-based sauce products are produced by a third-party contract manufacturer at a single facility in Italy and the remainder of our *Rao's* tomato-based sauce products are produced by a third-party contract manufacturer at a single facility in the U.S. If a dispute arises with such contract manufacturer, or if the contract manufacturer experiences financial, operational or other issues, we may be required to make alternative arrangements to produce *Rao's* sauce products, such as assuming manufacturing operations on our own or finding one or more alternative contract manufacturing arrangements, which could be costly or time-consuming. In addition, disputes with significant suppliers, contract manufacturers, logistics service providers or independent distributors, including disputes regarding pricing, performance or production, may also adversely affect our ability to manufacture and/or sell our products, as well as our business or financial results.

Our results may be adversely affected by our inability to complete or realize the projected benefits of acquisitions, divestitures and other strategic transactions. Specifically, the anticipated benefits of the Sovos Brands acquisition may not be fully realized, and we may experience unexpected difficulties or expenses in integrating the Sovos Brands business.

We have historically made strategic acquisitions of brands and businesses and we may undertake additional acquisitions or other strategic transactions in the future. Our ability to meet our objectives with respect to acquisitions and other strategic transactions may depend in part on our ability to identify suitable counterparties, negotiate favorable financial and other contractual terms, obtain all necessary regulatory approvals on the terms expected and complete those transactions. If we are unable to complete acquisitions or successfully integrate and develop acquired businesses, including the effective management of integration activities, we could fail to achieve the anticipated synergies and cost savings, or the expected increases in revenues and operating results. Additional acquisition risks include the diversion of management attention from our existing business, potential loss of key employees, suppliers, or customers from the acquired business, assumption of unknown risks and liabilities, greater than anticipated operating costs of the acquired business, the inability to promptly implement an effective control environment, and risks inherent in entering markets or lines of business with which we have limited or no prior experience. Any of these factors could have a material adverse effect on our financial results.

In particular, on March 12, 2024, we completed the acquisition of Sovos Brands, resulting in the expansion of our portfolio. Achieving the anticipated benefits of the transaction is subject to uncertainties, including whether we integrate in an efficient and effective manner, and general competitive factors in the marketplace. Integrating Sovos Brands will be a complex, time-consuming and expensive process. As a result, we will be required to devote significant management attention and resources to integrating Sovos Brands' business practices and operations. The integration process may disrupt the businesses and, if implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition. Our failure to meet the challenges involved in integrating the business and to realize the anticipated benefits of the acquisition could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations or cash flows, cause dilution to our earnings per share, decrease or delay any accretive effect of the acquisition, and negatively impact the market price of our common shares.

Specifically, the difficulties or expenses related to the integration, may include:

- diversion of management's attention from ongoing business concerns;

- managing a larger combined business;

- difficulties in the integration of operations and systems, inclusive of internal controls;

- perceived adverse changes in product offerings to customers, whether or not these changes actually occur;

- assumption of unknown risks and liabilities;

- maintaining current contractual relationships with third-party manufacturers;

- the retention of key suppliers and customers of Sovos Brands;

- attracting new business and operational relationships;

- retaining and integrating key employees and maintaining employee morale; and

- unforeseen expenses or delay resulting from integration activities.

There are many factors beyond our control and the control of Sovos Brands that could affect the timing or total amount of integration-related expenses. The failure to effectively address any of these risks, or any other risks related to the integration of Sovos Brands, may adversely affect our business or financial results.

In addition, we have previously made strategic divestitures and may do so in the future. Any businesses we decide to divest in the future may depend in part on our ability to identify suitable buyers, negotiate favorable financial and other contractual terms and obtain all necessary regulatory approvals on the terms expected. Potential risks of divestitures may also include:

- diversion of management's attention from other business concerns;

- loss of key suppliers and/or customers of divested businesses;

- the inability to separate divested businesses or business units effectively and efficiently from our existing business operations; and

- the inability to reduce or eliminate associated overhead costs.

Our inability to complete or realize the projected benefits of future acquisitions, divestitures or other strategic transactions may adversely affect our business or financial results.

Deterioration of global macroeconomic conditions, including economic recession or slow growth or periods of higher inflation in key markets may adversely affect consumer spending and demand for our products.

Global macroeconomic conditions can be uncertain and volatile. We have in the past been, and may continue to be, adversely affected by changes in global macroeconomic conditions, including inflation, recession, rising interest rates, consumer spending rates, energy availability and costs, global supply chain challenges, labor shortages, geopolitical conflicts, pandemics or other local or global health issues. Volatility in financial markets and deterioration of global macroeconomic conditions could impact our business and results of operations in a number of ways, including but not limited to, the following:

- higher commodity prices and other increased input costs could continue due to supply chain shortages or supply chain disruptions, which may not be sufficiently mitigated by our current commodity contracts;

- the failure of third parties on which we rely, including but not limited to, those that supply our packaging, ingredients, equipment and other necessary operating materials, contract manufacturers and independent contractors, to meet their obligations to us, or significant disruptions in their ability to do so;

- a shift in consumer spending during periods of economic uncertainty or inflation that could result in consumers purchasing private label or other lower price products;

- a change in demand for or availability of our products, as a result of retailers, distributors, or carriers modifying their inventory, fulfillment or shipping practices;

- a disruption to our distribution capabilities or our distribution channels, including those of our suppliers, contract manufacturers, logistics service providers or independent distributors; and

- future volatility or disruption in the capital and credit markets could negatively impact our liquidity or increase costs of borrowing.

These and other impacts of global macroeconomic conditions could also heighten many of the other risk factors discussed in this Item 1A. Our sensitivity to global macroeconomic conditions could materially impact our business, results of operations, financial condition, and liquidity.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.

We consider our intellectual property rights, particularly our trademarks, to be a significant and valuable aspect of our business. We protect our intellectual property rights through a combination of trademark, patent, copyright and trade secret protection, contractual agreements and policing of third-party misuses of our intellectual property in traditional retail and digital environments. Our failure to obtain or adequately protect our intellectual property, including in response to developing artificial intelligence technologies, or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results.

Competing intellectual property claims that impact our brands or products may arise unexpectedly. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of our management and key personnel from our business operations. We also may be subject to significant damages or injunctions against development, launch and sale of certain products. Any of these occurrences may harm our business and financial results.

Our results may be adversely impacted if consumers do not maintain their favorable perception of our brands.

We have a number of iconic brands with significant value. Maintaining and continually enhancing the value of these brands is critical to the success of our business. Brand value is primarily based on consumer perceptions. Success in promoting and enhancing brand value depends in large part on our ability to provide high-quality products. Brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, packaging, waste management, ingredients, or our environmental, social, human capital or governance practices, our failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us, our brands, products or packaging on social or digital media could seriously damage our brands and reputation. In addition, we might fail to appropriately target our marketing efforts, anticipate consumer preferences, or invest sufficiently in maintaining our brand image. If we do not maintain the favorable perception of our brands, our results could be adversely impacted.

We may be adversely impacted by a disruption, failure or security breach of our information technology systems.

Our information technology systems are critically important to our operations. We rely on our information technology systems (some of which are outsourced to third parties) to manage our data, communications and business processes, including our marketing, sales, manufacturing, procurement, supply chain, customer service, accounting and administrative functions and the importance of such networks and systems has increased due to an increase in our employees working remotely. If we do not obtain and effectively manage the resources and materials necessary to build, sustain and protect appropriate information technology systems, our business or financial results could be adversely impacted. Furthermore, our information technology systems are subject to attack or other security breaches (including the access to or acquisition of customer, consumer, employee or other confidential information), service disruptions or other system failures. If we are unable to prevent or adequately respond to and resolve these disruptions, failures or breaches, our operations may be impacted, and we may suffer other adverse consequences such as reputational damage, litigation, remediation costs, ransomware payments and/or penalties under various data protection laws and regulations.

Cyber threats are constantly evolving, are becoming more frequent and more sophisticated and are being made by groups of individuals and state actors with a wide range of expertise and motives. Additionally, continued geopolitical turmoil has heightened the risk of cyberattacks. We have previously experienced threats and breaches to our data and systems and although we have not experienced a breach that had a material impact on our operations or business, there can be no assurance that these measures will prevent or limit the impact of a future incident. In addition, in the event our suppliers or customers experience a breach or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in our supply chain or reduced customer orders, which would adversely affect our business and financial results. We have also outsourced several information technology support services and administrative functions to third-party service providers, and may outsource other functions in the future to achieve cost savings and efficiencies.

New and emerging technologies that could result in greater operational efficiency may further expose our computer systems to the risk of cyberattacks. Our initiatives to continue to modernize our operations, increase data digitalization and improve our production facilities may increase potential exposure to cybersecurity risks and increase the complexity of our cybersecurity program. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. We may incur increased costs in protecting against or remediating cyberattacks or other cyber incidents. As cyberattacks increase in frequency and magnitude around the world, we may be unable to obtain cybersecurity insurance in the amounts and on the terms we view as appropriate and favorable for our operations.

To address the risks to our information technology systems and the associated costs, we maintain an information security program that includes updating technology and security policies, cybersecurity insurance, employee awareness training and monitoring and routine testing of our information technology systems. We believe that these preventative and detective actions provide adequate measures of protection against security breaches and generally reduce our cybersecurity risks and enhance our ability to prevent, detect and respond to disruptive events. Our information security program includes capabilities designed to evaluate and mitigate cyber risks arising from third-party service providers. We believe that these capabilities provide insights and visibility to the security posture of our third-party service providers, however, cyber threats to those organizations are beyond our control. If these service providers do not perform effectively due to breach or system failure, we may not be able to achieve the expected benefits and our business may be disrupted.

We may not be able to attract and retain the highly skilled people we need to support our business.

We depend on the skills and continued service of key personnel, including our experienced management team. In addition, our ability to achieve our strategic and operating goals depends on our ability to identify, hire, train and retain qualified individuals, including all levels of skilled labor in our manufacturing facilities. We also compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train and retain other talented personnel. Any such loss or failure may adversely affect our business or financial results. In addition, activities related to identifying, recruiting, hiring and integrating qualified individuals may require significant time and expense. We may not be able to locate suitable replacements for any key employees who leave, or offer employment to potential replacements on reasonable terms, each of which may adversely affect our business and financial results.

Over the past few years, particularly related to manufacturing, we have experienced an increasingly competitive labor market. A sustained labor shortage or increased turnover rates within our employee base, as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our manufacturing and distribution facilities and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected.

If we do not fully realize the expected cost savings and/or operating efficiencies associated with our strategic initiatives, our profitability could suffer.

Our future success and earnings growth depend in part on our ability to achieve the appropriate cost structure and operate efficiently in the highly competitive food industry, particularly in an environment of volatile cost inputs. We continuously pursue initiatives to reduce costs and increase effectiveness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Restructuring Charges, Cost Savings Initiatives and Other Optimization Initiatives" for additional information on these initiatives. We also regularly pursue cost productivity initiatives in procurement, manufacturing and logistics. Any failure or delay in implementing our initiatives in accordance with our plans could adversely affect our ability to meet our long-term growth and profitability expectations and could adversely affect our business. If we do not continue to effectively manage costs and achieve additional efficiencies, our competitiveness and our profitability could decrease.

<u>Competitive and Industry Risks</u>

We face significant competition in all our product categories, which may result in lower sales and margins.

We operate in the highly competitive food and beverage industry mainly in the North American market and experience competition in all of our categories. The principal areas of competition are brand recognition, taste, nutritional value, price, promotion, innovation, shelf space and customer service. A number of our primary competitors are larger than us and have substantial financial, marketing and other resources, and some of our competitors may spend more aggressively on advertising and promotional activities than we do. Attractive pricing, product placement and visibility, securing new retailers, and maintaining or increasing shelf space for our products may also affect our ability to remain competitive. Even if we obtain our desired product visibility and shelf space, we may not achieve retailers' sales expectations, which could cause these retailers to reduce shelf space for our products. In addition, reduced barriers to entry and easier access to funding are creating new competition. A strong competitive response from one or more of these competitors to our marketplace efforts, or a continued shift towards private label offerings, particularly during periods of economic uncertainty or significant inflation, could result in us reducing prices and/or increasing promotions, increasing marketing or other expenditures, each of which may result in lower sales and/or margins.

Our ability to compete also depends upon our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to accurately predict which shifts in consumer preferences will be long-lasting, or are unable to introduce new and improved products to satisfy those preferences, our sales will decline. Weak economic conditions, recessions, significant inflation and other factors, such as pandemics, could affect consumer preferences and demand. In addition, given the variety of backgrounds and identities of consumers in our consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. As such, we must be successful in developing innovative products across a multitude of product categories. We must also be able to respond successfully to technological advances (including artificial intelligence and machine learning, which may become critical in interpreting consumer preferences in the future) and intellectual property rights of our competitors, and failure to do so could compromise our competitive position and negatively impact our product sales. Finally, if we fail to rapidly develop products in faster-growing and more profitable categories, we could experience reduced demand for our products, or fail to expand margins.

We may be adversely impacted by a changing customer landscape and the increased significance of some of our customers.

Our businesses are largely concentrated in the traditional retail grocery trade, which has experienced slower growth than other retail channels, such as dollar stores, drug stores, club stores and e-commerce retailers. We expect this trend away from traditional retail grocery to alternate channels to continue in the future. These alternative retail channels may also create consumer price deflation, affecting our retail customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases. In addition, retailers with increased buying power and negotiating strength are seeking more favorable terms, including increased promotional programs and customized products funded by their suppliers. These customers may also use more of their shelf space for their private label products, which are generally sold at lower prices than branded products. If we are unable to use our scale, marketing, product innovation and category leadership positions to respond to these customer dynamics, our business or financial results could be adversely impacted.

In 2024, our five largest customers accounted for approximately 47% of our consolidated net sales, with the largest customer, Wal-Mart Stores, Inc. and its affiliates, accounting for approximately 22% of our consolidated net sales. There can be no assurance that our largest customers will continue to purchase our products in the same mix or quantities, or on the same terms as in the past. Disruption of sales to any of these customers, or to any of our other large customers, for an extended period of time could adversely affect our business or financial results.

<u>Financial and Economic Risks</u>

An impairment of the carrying value of goodwill or other indefinite-lived intangible assets could adversely affect our financial results and net worth.

As of July 28, 2024, we had goodwill of $5.077 billion and other indefinite-lived intangible assets of $3.882 billion. Goodwill and indefinite-lived intangible assets are initially recorded at fair value and not amortized, but are tested for impairment at least annually in the fourth quarter or more frequently if impairment indicators arise. We test goodwill at the reporting unit level by comparing the carrying value of the net assets of the reporting unit, including goodwill, to the unit's fair value. Similarly, we test indefinite-lived intangible assets by comparing the fair value of the assets to their carrying values. Fair value for both goodwill and other indefinite-lived intangible assets is determined based on discounted cash flow analyses. If the carrying values of the reporting unit or indefinite-lived intangible assets exceed their fair value, the goodwill or indefinite-lived intangible assets are considered impaired. Factors that could result in an impairment include a change in revenue growth rates, operating margins, weighted average cost of capital, future economic and market conditions or assumed royalty rates. See "Critical Accounting Estimates" and Note 6 to the Consolidated Financial Statements for information on impairment charges recognized in 2024. If current expectations for growth rates for sales and profits are not met, or other market factors and macroeconomic conditions were to change, we may be required in the future to record impairment of the carrying value of goodwill or other indefinite-lived intangible assets, which could adversely affect our financial results and net worth.

We may be adversely impacted by increased liabilities and costs related to our defined benefit pension plans.

We sponsor a number of defined benefit pension plans for certain employees in the U.S. and certain non-U.S. locations. The major defined benefit pension plans are funded with trust assets invested in a globally diversified portfolio of securities and other investments. Changes in regulatory requirements or the market value of plan assets, investment returns, interest rates and mortality rates may affect the funded status of our defined benefit pension plans and cause volatility in the net periodic benefit cost, future funding requirements of the plans and the funded status as recorded on the balance sheet. A significant increase in our obligations, future funding requirements, or net periodic benefit costs could have a material adverse effect on our financial results.

We face risks related to inflation, recession, financial and credit market disruptions and other economic conditions.

Customer and consumer demand for our products may be impacted by weak economic conditions, recession, equity market volatility or other negative economic factors in the U.S. or other nations. For instance in 2024, the U.S. experienced moderate inflationary pressures. We may not be able to fully mitigate the impact of inflation through continued price increases, productivity initiatives and cost savings, which could have a material adverse effect on our financial results. In addition, if the U.S. economy enters a recession in 2025, we may experience sales declines and may have to decrease prices, all of which could have a material adverse impact on our financial results.

Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our customers, suppliers and creditors and might cause us to not be able to continue to have access to preferred sources of liquidity when needed or on terms we find acceptable, and our borrowing costs could increase. An economic or credit crisis could occur and impair credit availability and our ability to raise capital when needed. A disruption in the financial markets may have a negative effect on our derivative counterparties and could impair our banking or other business partners, on whom we rely for access to capital and as counterparties to our derivative contracts. In addition, changes in tax or interest rates in the U.S. or other nations, whether due to recession, economic disruptions or other reasons, may adversely impact us.

We may be adversely impacted by our substantial indebtedness.

As of July 28, 2024, we maintained approximately $7.184 billion of indebtedness, and this level of indebtedness may have important consequences to our business, including but not limited to:

- increasing the possibility of a downgrade in our credit rating;

- increasing our exposure to fluctuations in interest rates;

- subjecting us to new financial and other covenants;

- increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, including undertaking significant capital projects;

- placing us at a competitive disadvantage as compared to our competitors, to the extent that they are not as highly leveraged; and

- restricting us from pursuing certain business opportunities, including other acquisitions.

In addition, we regularly access the commercial paper markets for working capital needs and other general corporate purposes. If our credit ratings are downgraded, we may have difficulty issuing additional debt securities or borrowing money in the amounts and on the terms that might be available if our credit ratings were maintained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for additional information regarding our indebtedness.

Disruptions in the commercial paper market or other effects of volatile economic conditions on the credit markets may also reduce the amount of commercial paper that we can issue and raise our borrowing costs for both short- and long-term debt offerings. There can be no assurance that we will have access to the capital markets on terms we find acceptable. Limitations on our ability to access the capital markets, a reduction in our liquidity or an increase in our borrowing costs may adversely affect our business and financial results.

Legal and Regulatory Risks

We may be adversely impacted by legal and regulatory proceedings or claims.

We are a party to a variety of legal and regulatory proceedings and claims arising out of the normal course of business. See Note 18 to the Consolidated Financial Statements for information regarding certain legal proceedings. Since these actions are inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such proceedings or claims, or that our assessment of the materiality or immateriality of these matters, including any reserves taken in connection with such matters, will be consistent with the ultimate outcome of such proceedings or claims. In particular, the marketing of food products has come under increased scrutiny in recent years, and the food industry has been subject to an increasing number of proceedings and claims relating to alleged false or deceptive marketing under federal, state and foreign laws or regulations, including claims relating to the presence of heavy metals in food products. Additionally, the independent contractor distribution model, which is used in our Snacks segment, has also come under increased regulatory scrutiny. Our independent contractor distribution model has also been the subject of various class and individual lawsuits in recent years. In the event we are unable to successfully defend ourselves against these proceedings or claims, or if our assessment of the materiality of these proceedings or claims proves inaccurate, our business or financial results may be adversely affected. In addition, our reputation could be damaged by allegations made in proceedings or claims (even if untrue).

If we fail to comply with the many laws applicable to our business, we may face lawsuits or incur significant fines and penalties. In addition, changes in such laws, regulations or other policies may lead to increased costs.

The manufacture and marketing of food products is extensively regulated. Various laws and regulations govern the processing, packaging (including potential impacts of extended producer responsibility (EPR) regulations and laws), waste management, storage, distribution, marketing, advertising, labeling, import/export requirements, quality and safety of our food products, as well as the health and safety of our employees and the protection of the environment. In the U.S., we are subject to regulation by various federal government agencies, including but not limited to the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Labor, the Department of Commerce, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. We are also regulated by similar agencies outside the U.S. See Note 18 to the Consolidated Financial Statements for additional information regarding regulatory matters.

Governmental and administrative bodies within the U.S. are considering a variety of tax, trade and other regulatory reforms. Trade reforms could include tariffs on certain materials used in the manufacture of our products and tariffs on certain finished products. A potential change in administration following the 2024 presidential election could further impact trade policies, and could also result in substantial changes to fiscal or tax policies that may impact our business. We regularly move data across national and state borders to conduct our operations and, consequently, are subject to a variety of laws and regulations in the U.S. and other jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, handling, use, disclosure, transfer and security of personal data. There is significant uncertainty with respect to compliance with such privacy and data protection laws and regulations because they are continuously evolving and developing and may be interpreted and applied differently from country to country and state to state and may create inconsistent or conflicting requirements.

Changes in legal or regulatory requirements (such as new food safety requirements and revised regulatory requirements for the labeling of nutrition facts, serving sizes and genetically modified ingredients or new EPR regulations and laws), or evolving interpretations of existing legal or regulatory requirements, or an increased focus regarding environmental policies relating to climate change, regulating greenhouse gas emissions, energy policies and sustainability, may result in increased compliance cost, capital expenditures and other financial obligations that could adversely affect our business and financial results.

We may suffer losses if changes to regulations require us to change the ingredients we use or how we process, package, transport, store, distribute, advertise, or label our products. Moreover, depending on the implementation of such regulatory changes, we could have increased risk for a product recall or have existing inventory become unsellable, which could materially and adversely impact our product sales, financial condition and operating results.

If our food products become adulterated or are mislabeled, we might need to recall those items, and we may experience product liability claims and damage to our reputation.

We have in the past and we may, in the future, need to recall some of our products if they become adulterated or if they are mislabeled, and we may also be liable if the consumption of any of our products causes sickness or injury to consumers. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We could also suffer losses from a significant adverse product liability judgment. A significant product recall or product liability claim could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in the safety and/or quality of our products, ingredients or packaging. In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in that category.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as wheat, tomatoes, potatoes, cocoa and olive oil. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing and transporting our raw materials, or disrupt production schedules. We may also be subjected to decreased availability or less favorable pricing for water as a result of such change, which could impact our manufacturing and distribution operations. In addition, natural disasters and extreme weather conditions may disrupt the productivity of our facilities or the operation of our supply chain. The physical effects and transitional costs of climate change and the legal, regulatory or market initiatives to address climate change could have a negative impact on our business, financial condition, and results of operations.

There is an increased focus by foreign, federal, state and local regulatory and legislative bodies regarding environmental policies relating to climate change, regulating greenhouse gas emissions (including carbon pricing regulations, cap and trade systems or a carbon tax), energy policies and sustainability, including EPR regulations and packaging. Increased compliance costs and expenses due to the impacts of climate change and additional legal or regulatory requirements regarding climate change that are designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment may cause disruptions in, or an increase in the costs associated with, the running of our manufacturing facilities and our business, as well as increase distribution and supply chain costs. Moreover, compliance with any such legal or regulatory requirements may require us to make significant changes in our business operations and strategy, which will likely require us to devote substantial time and attention to these matters and cause us to incur additional costs. Even if we make changes to align ourselves with such legal or regulatory requirements, we may still be subject to significant penalties or potential litigation if such laws and regulations are interpreted and applied in a manner inconsistent with our practices. The effects of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations.

Our business is subject to an increasing focus on sustainability matters.

From time to time we establish and publicly announce sustainability goals and commitments, including reducing our impact on the environment and relating to animal welfare. For example, in 2022, we established science-based targets for Scope 1, 2 and 3 greenhouse gas emissions. Our ability to achieve any stated goal, target or objective is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, the availability of requisite financing, the availability of suppliers and products that can meet our sustainability and other standards, and changing business dynamics including acquisitions. Furthermore, standards for tracking and reporting such matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting these data may be updated and previously reported data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations (including from acquisitions and divestitures), and other changes in circumstances, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If we fail to achieve, or are perceived to have failed to achieve or been delayed in achieving, or improperly report our progress toward achieving these goals and commitments, it could negatively affect consumer or customer preference for our products or investor confidence in our stock, as well as expose us to enforcement actions and litigation.

Additionally, we might fail to effectively address increased attention from the media, stockholders, activists and other stakeholders on climate change and related environmental sustainability matters or animal welfare goals, including attention from stakeholders with opposing views on such matters. Such failure, or the perception that we have failed to act responsibly regarding climate change or animal welfare, whether or not valid, could result in adverse publicity and negatively affect our business and reputation.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by ongoing geopolitical conflicts.

The global economy has been negatively impacted by ongoing geopolitical conflicts, including the military conflicts between Russia and Ukraine, the war in the Middle East, as well as rising tensions between China and Taiwan. For instance, governments in the U.S., United Kingdom and European Union have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. Although we have no operations in Russia, Ukraine, the Middle East, China or Taiwan, we have experienced shortages in materials and increased costs for transportation, energy and raw material due in part to the negative impact of these ongoing geopolitical conflicts on the global economy. The scope and duration of such conflicts are uncertain, rapidly changing and hard to predict. Further escalation of these geopolitical conflicts, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain. In addition, the effects of the ongoing conflicts could also heighten many of the other risk factors discussed in this Item 1A.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity Risk Management and Strategy

Enterprise risk management (ERM) is an integral part of our business processes and our ERM framework considers cybersecurity risk, alongside other company risks, as part of our overall risk assessment process. We follow an industry-leading

National Institute of Standards and Technology cybersecurity framework (NIST CSF) and have developed a comprehensive information security program for assessing, identifying and managing cybersecurity risks that is designed to protect our systems and data from unauthorized access, use or other security impact.

As part of our information security program, we continuously monitor and update our information technology networks and infrastructure. We have dedicated internal legal, compliance and information security teams, and leverage consultants and third-party service providers to inform our understanding of the threat landscape and to identify, prevent, detect, address and mitigate risks associated with unauthorized access, misuse, computer viruses and other events that could have a security impact. Our information security strategy focuses on complying with applicable data privacy and protection laws, maintaining the availability of our manufacturing operations, protecting data, detecting and responding to threats, building resiliency and providing a secure foundation for growth and innovation. We invest in industry standard security technology to protect the company's data and business processes against risk of cybersecurity incidents. Our data security management program includes identity, trust, vulnerability and threat management business processes, as well as adoption of standard data protection policies.

We measure our data security effectiveness by benchmarking against industry-accepted methods, presenting the results to our Board and Audit Committee for evaluation, and making improvements based on such evaluation. We maintain and routinely test backup systems and disaster recovery and also have processes in place to prevent disruptions resulting from our implementation of new software and systems. We maintain a third-party cyber risk management process to review and monitor critical suppliers regularly for cybersecurity risk and prescribe remediation activities when necessary.

We train our employees through annual security training, phishing simulations and regular communications about timely security topics to enhance their understanding of cybersecurity threats and their ability to identify and escalate potential cybersecurity events. We have a cross-functional crisis management team comprised of business unit and functional leaders and a crisis management plan that includes procedures for identifying, containing and responding to cybersecurity incidents. We engage third-party cybersecurity experts to conduct tabletop exercises with our executive leadership to enhance incident response preparedness.

Our cybersecurity risk management strategy includes the use of cybersecurity insurance that provides protection against certain potential losses arising from certain cybersecurity incidents; however, such insurance may not insure us against all claims related to security breaches, cyberattacks and other related breaches. The company has previously experienced threats and breaches to its data and systems but has not experienced a breach that had a material impact on its operations or business and has not incurred any material breach-related expenses for the year ended July 28, 2024 that are reasonably likely to materially affect the company or its business strategy, results of operations or financial condition. However, as discussed in "Item 1A. Risk Factors," specifically the risks under the heading, "We may be adversely impacted by a disruption, failure or security breach of our information technology systems," cyber threats are constantly evolving and becoming more frequent and sophisticated. Accordingly, no matter how well designed or implemented the company's information security policies and procedures are, there can be no assurance that these policies and procedures will prevent or limit the impact of a cybersecurity incident.

Cybersecurity Governance

We have established oversight mechanisms intended to provide effective cybersecurity governance, risk management, and timely incident response. Our Board, in coordination with the Audit Committee, oversees the company's ERM process, including the management of risks arising from cybersecurity threats.

Our Board annually reviews assessments of our information security program under the NIST CSF. It receives benchmarking results of our data security effectiveness and reports from our Chief Technology & Information Officer (CTIO) and Chief Information Security Officer (CISO) on our information security program and recent developments. Our Board has delegated the primary responsibility to oversee cybersecurity matters to the Audit Committee. To fulfill its oversight responsibilities, the Audit Committee reviews the measures implemented by the company to identify and mitigate cybersecurity risks and receives quarterly updates from our CTIO and CISO on the information security program, including the status of significant cybersecurity incidences, the emerging threat landscape, and the status of projects to strengthen the company's information security posture. The Audit Committee regularly reports to the Board on cybersecurity matters. In addition, we have a crisis management plan and protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the company and, where appropriate, reported promptly to the Audit Committee or Board, with ongoing updates regarding any such incident until it has been addressed. Our risk oversight processes and disclosure controls and procedures are designed to escalate key risks for the Board to analyze for disclosure purposes.

Our CTIO, a member of our corporate leadership team, oversees the team responsible for leading the enterprise-wide information technology strategy, policy, standards, architecture, and processes. Our CISO, who reports to the CTIO, oversees the dedicated information security team, which works in partnership with the company's ERM team and corporate audit department as well as consultants as part of an overall internal controls process to monitor cybersecurity threats and prevent, detect, mitigate and remediate cybersecurity incidents. The CTIO has over 35 years of information technology experience, including serving in strategic planning, oversight and global operation of information systems and technology functions for companies in the food and beverage industries. The CISO has over 25 years of information technology experience, including strategy, execution, and operations of enterprise-wide security programs, including cybersecurity programs, and global information technology infrastructure programs.

Item 2. *Properties*

Our principal executive offices are company-owned and located in Camden, New Jersey. The following table sets forth our principal manufacturing facilities and the reportable segment that primarily uses each of the facilities:

Inside the U.S.

Arizona	*Massachusetts*	*Pennsylvania*
Goodyear (S)	Hyannis (S)	Denver (S)
California	*North Carolina*	Downingtown (S)
Dixon (MB)	Charlotte (S)	Hanover (S)
Stockton (MB)	Maxton (MB)	*Texas*
Colorado	*Ohio*	Austin (MB)
Bellvue (MB)	Ashland (S)	Paris (MB)
Connecticut	Napoleon (MB)	*Utah*
Bloomfield (S)	Willard (S)	Richmond (S)
Florida	*Oregon*	*Wisconsin*
Lakeland (S)	Salem (S)	Beloit (S)
Illinois	Tualatin (MB)	Franklin (S)
Downers Grove (S)		Milwaukee (MB)
Indiana		
Jeffersonville (S)		

_____

MB - Meals & Beverages

S - Snacks

Each of the foregoing manufacturing facilities is company-owned, except the Tualatin, Oregon; Austin, Texas; and Bellvue, Colorado facilities, which are leased. We also maintain principal business unit offices in Doral, Florida; Hanover, Pennsylvania; Portland, Oregon; and Mississauga, Canada.

We also own and lease distribution centers across the U.S. We believe that our manufacturing and processing plants and distribution centers are well maintained and, together with facilities operated by our contract manufacturers, are generally adequate to support the current operations of the businesses.

Item 3. *Legal Proceedings*

Information regarding reportable legal proceedings is contained in Note 18 to the Consolidated Financial Statements and incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

Information about our Executive Officers

The section below provides information regarding our executive officers as of September 11, 2024:

Name, Present Title & Business Experience	Age	Year First Appointed Executive Officer
Carrie L. Anderson, Executive Vice President and Chief Financial Officer. Executive Vice President and Chief Financial Officer, Integra LifeSciences Holdings Corporation (2019-2023). Vice President and Controller, Dover Corporation (2017-2019).	55	2023
Mick J. Beekhuizen, Executive Vice President and President, Meals & Beverages. Executive Vice President and Chief Financial Officer (2020-2023). Executive Vice President and Chief Financial Officer, Chobani LLC (2016-2019).	48	2020
Charles A. Brawley, III, Executive Vice President, General Counsel and Corporate Secretary. We have employed Mr. Brawley in an executive or managerial capacity for at least five years.	59	2023
Mark A. Clouse, President and Chief Executive Officer. We have employed Mr. Clouse in an executive or managerial capacity for at least five years.	56	2019
Christopher D. Foley, Executive Vice President and President, Snacks. We have employed Mr. Foley in an executive or managerial capacity for at least five years.	52	2019
Diane Johnson May, Executive Vice President and Chief People and Culture Officer. Senior Vice President, People and Culture, Manpower Group (2020-2021). Executive Vice President, Chief Human Resources Officer, Brookdale Senior Living (2019-2020). Managing Vice President, The Deli Source, Inc. (2017-2019).	66	2022
Daniel L. Poland, Executive Vice President and Chief Supply Chain Officer. Chief Operating Officer, KIND Snacks (2019-2021). Executive Vice President and Chief Supply Chain Officer, Pinnacle Foods, Inc. (2018-2019). Chief Supply Chain Officer - North American Operations, Danone (2016-2017).	61	2022
Anthony J. Sanzio, Executive Vice President and Chief Communications Officer. We have employed Mr. Sanzio in an executive or managerial capacity for at least five years.	57	2022

Item 5. *Market for Registrant's Capital Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Market for Registrant's Capital Stock

Our capital stock is traded on The Nasdaq Stock Market LLC under the symbol "CPB." On September 11, 2024, there were 298,105,916 holders of record of our capital stock.

Return to Shareholders[*] **Performance Graph**

The information contained in this Return to Shareholders Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), except to the extent we specifically incorporate it by reference into a document filed under the Securities Exchange Act of 1933, as amended (the Securities Act), or the Exchange Act.

The following graph compares the cumulative total shareholder return (TSR) on our stock with the cumulative total return of the Standard & Poor's 500 Stock Index (the S&P 500) and the Standard & Poor's Packaged Foods Index (the S&P Packaged Foods Group). The graph assumes that $100 was invested on July 26, 2019, in each of our stock, the S&P 500 and the S&P Packaged Foods Group, and that all dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on July 28, 2024.



[*] Stock appreciation plus dividend reinvestment.

	2019	2020	2021	2022	2023	2024
Campbell	100	125	113	132	128	**133**
S&P 500	100	110	150	143	162	**196**
S&P Packaged Foods Group	100	108	117	132	138	**124**

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [3]	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs ($ in Millions) [3]
4/29/24 - 5/31/24	—	$ —	—	$ 359
6/3/24 - 6/28/24	480,404	$ 43.66	480,404	$ 338
7/1/24 - 7/26/24	—	$ —	—	$ 338
Total	480,404	$ 43.66	480,404	$ 338

[1] Shares purchased are as of the trade date.

[2] Average price paid per share is calculated on a settlement basis and excludes commission and excise tax. As of January 1, 2023, our share repurchases in excess of issuances are subject to a 1% excise tax enacted by the Inflation Reduction Act. Any excise tax incurred is recognized as part of the cost basis of the shares acquired in the Consolidated Statements of Equity.

[3] In June 2021, our Board of Directors authorized an anti-dilutive share repurchase program of up to $250 million (June 2021 program) to offset the impact of dilution from shares issued under our stock compensation programs. The June 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the June 2021 program may be made in open-market or privately negotiated transactions. In September 2021, the Board approved a strategic share repurchase program of up to $500 million (September 2021 program). The September 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the September 2021 program may be made in open-market or privately negotiated transactions.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

This Management's Discussion and Analysis of Financial Condition and Results of Operations is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes to the consolidated financial statements presented in "Financial Statements and Supplementary Data," as well as the information contained in "Risk Factors."

Unless otherwise stated, the terms "we," "us," "our" and the "company" refer to Campbell Soup Company and its consolidated subsidiaries.

Executive Summary

We are a manufacturer and marketer of high-quality, branded food and beverage products. We operate in a highly competitive industry and experience competition in all of our categories.

In 2024, we continued to advance our key strategic initiatives in a challenging environment. We completed the acquisition of Sovos Brands, Inc. (Sovos Brands) which has brought incremental growth to our Meals & Beverages segment and supports the continued transformation of our advantaged portfolio. During 2024, we continued to navigate through a landscape marked by consumer behavior shifts, commodity cost fluctuations and other global macroeconomic challenges. During 2024, we experienced a moderate amount of input cost inflation and increased supply chain stability, which we expect to continue through 2025.

Strategy

Our strategy is to Set the Standard for performance in the food industry by driving accelerated growth in our two divisions within North America while delivering on the promise of our purpose - *Connecting people through food they lov*e. Our strategic framework is based on five areas that position us to achieve best in class performance: Top Team; Best Portfolio; Top-Tier Performance; Winning Execution; and Lasting Impact, as further discussed below.

- **Top Team**: We plan to continue our focus on creating a Top Team by fostering an engaged and inclusive culture, while building capabilities and developing leaders at all levels of the organization. We are driving organizational engagement, belonging and effectiveness through our employee value proposition: *Make history with Campbell's*, and modernizing our facilities. We have completed the consolidation of our Snacks offices into Camden, New Jersey. Our single headquarters has helped to foster closer collaboration and enhance decision-making, thereby improving our ability to execute on our business strategy.

- **Best Portfolio**: We believe that we are well-positioned as a transformative category leader with an advantaged portfolio of brands across our Meals & Beverages and Snacks segments. We will support our Best Portfolio priority and accelerate our profitable growth model by growing market share and driving integrated business planning programming throughout the company.

- **Top-Tier Performance**: We also believe that we have the resources and capabilities to deliver predictable and consistent growth resulting in Top-Tier Performance through continued focus on effective revenue management, and finding innovative ways to enhance our products and processes to unlock cost efficiencies and savings across the enterprise.

- **Winning Execution**: We will focus on Winning Execution by delivering an advantaged supply chain by continuing to modernize our manufacturing and distribution network, with a focus on logistics and distribution expertise. We continued to pursue our multi-year cost savings initiatives with $950 million in cost savings achieved through 2024. On September 10, 2024, we announced plans to implement new cost savings initiatives beginning in 2025 with targeted annual savings of approximately $250 million by the end of 2028. See "Restructuring Charges, Cost Savings Initiatives and Other Optimization Initiatives" for additional information on these initiatives.

- **Lasting Impact**: Finally, we plan to continue to deliver on the promise of our purpose through a focus on Lasting Impact with continued progress on our sustainability and community goals and strengthening our connection to the communities in which we operate.

Business Trends

Our businesses are being influenced by a variety of trends that we anticipate will continue in the future, including: cost inflation; an evolving consumer landscape; and a competitive and dynamic retail environment.

Our strategy is designed, in part, to capture growing consumer preferences for snacking and convenience. For example, we believe that consumers are changing their eating habits by increasing the type and frequency of snacks they consume while also making more intentional decisions on value in snacking. We also expect consumers to continue in-home eating behaviors.

Retailers continue to use their buying power and negotiating strength to seek increased promotional programs funded by their suppliers and more favorable terms, including supplier-funded customized products. Any consolidations among retailers would continue to create large and sophisticated customers that may further this trend. Retailers also continue to grow and promote private label brands that compete with branded products, especially on price.

Our industry continues to navigate a steady and ongoing recovery in light of supply chain disruptions, commodity cost volatility, labor market issues, economic uncertainties regarding the 2024 presidential election, impacts of a potential change in administration and other global macroeconomic challenges. Throughout 2024, we have experienced some moderation in input cost inflation, and we expect input cost inflation in 2025 to remain at similar levels as 2024, as we continue to see improvement across certain ingredients and packaging materials. We anticipate continued supply chain productivity and previously implemented pricing actions to mitigate some of the inflationary pressures, and expect such benefits to offset incremental costs in 2025. We will continue to evaluate the evolving macroeconomic environment to take action to mitigate the impact on our business, consolidated results of operations and financial condition.

Business Acquisition & Divestiture

On March 12, 2024, we completed the acquisition of Sovos Brands for total purchase consideration of $2.899 billion. For additional information on the Sovos Brands acquisition, see Note 3 to the Consolidated Financial Statements. All references to the acquisition below refer to the Sovos Brands acquisition.

On August 26, 2024, we completed the sale of our Pop Secret popcorn business. For additional information on the divestiture, see Note 21 to the Consolidated Financial Statements.

Stock Exchange Listing

On August 19, 2024, our capital stock, par value $0.0375 per share (the Capital Stock), began trading on The Nasdaq Stock Market LLC following our voluntarily withdrawal from listing on the New York Stock Exchange after market close on August 16, 2024. Our Capital Stock continues to trade under the stock symbol "CPB."

Summary of Results

This Summary of Results provides significant highlights from the discussion and analysis that follows.

There were 52 weeks in 2024, 2023 and 2022. There will be 53 weeks in 2025.

- Net sales increased 3% in 2024 to $9.636 billion primarily due to a 5-point benefit from the acquisition of Sovos Brands and favorable net price realization, partially offset by unfavorable volume/mix.

- Gross profit, as a percent of sales, decreased to 30.8% in 2024 from 31.2% a year ago. The decrease was primarily due to higher cost inflation and other supply chain costs, the impact of the acquisition and mark-to-market adjustments on outstanding undesignated commodity hedges, partially offset by the benefits from supply chain productivity improvements and favorable net price realization.

- Earnings per share were $1.89 in 2024, compared to $2.85 a year ago. The current year included expenses of $1.19 per share and the prior year included expenses of $.15 per share from items impacting comparability as discussed below.

Net Earnings attributable to Campbell Soup Company - 2024 Compared with 2023

The following items impacted the comparability of net earnings and net earnings per share:

- We implemented several cost savings initiatives in recent years. In 2024, we recorded Restructuring charges of $17 million and implementation costs and other related costs of $54 million in Administrative expenses, $26 million in Cost of products sold, $4 million in Marketing and selling expenses and $3 million in Research and development expenses related to these initiatives. In 2023, we recorded Restructuring charges of $16 million and implementation costs and other related costs of $24 million in Administrative expenses, $18 million in Cost of products sold, $5 million in Marketing and selling expenses and $3 million in Research and development expenses (aggregate impact of $50 million after tax, or $.17 per share) related to these initiatives.

  In the second quarter of 2024, we began implementation of a new optimization initiative to improve the effectiveness of our Snacks direct-store-delivery route-to-market network. In 2024, we recognized $5 million in Marketing and selling expenses related to this initiative.

  In 2024, the total aggregate impact related to the cost savings and optimization initiatives was $109 million ($83 million after tax, or $.28 per share). See Note 8 to the Consolidated Financial Statements and "Restructuring Charges, Cost Savings Initiatives and Other Optimization Initiatives" for additional information;

- In 2024, we recognized actuarial losses on our pension and postretirement plans in Other expenses / (income) of $33 million ($25 million after tax, or $.08 per share). In 2023, we recognized actuarial gains in Other expenses / (income) of $15 million ($11 million after tax, or $.04 per share);

- In 2024, we recognized losses in Cost of products sold of $22 million ($16 million after tax, or $.05 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges. In 2023, we recognized gains in Cost of products sold of $21 million ($16 million after tax, or $.05 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges;

- In the first quarter of 2024, we announced our intent to acquire Sovos Brands and on March 12, 2024 the acquisition closed. In 2024, we incurred $126 million of costs associated with the acquisition, of which $21 million was recorded in Restructuring charges, $47 million in Administrative expenses, $35 million in Other expenses / (income), $3 million in Marketing and selling expenses, $2 million in Research and development expenses and $18 million in Cost of products sold, of which $17 million was associated with the acquisition date fair value adjustment for inventory. We also recorded costs of $2 million in Interest expense related to costs associated with the Delayed Draw Term Loan Credit Agreement (the 2024 DDTL Credit Agreement) used to fund the acquisition. The aggregate impact was $128 million, $109 million after tax, or $.36 per share. In 2023, we incurred costs associated with the acquisition in Other expense / (income) of $5 million ($4 million after tax, or $.01 per share);

- In 2024, we recorded accelerated amortization expense in Other expenses / (income) of $27 million ($20 million after tax, or $.07 per share) related to customer relationship intangible assets due to the loss of certain contract manufacturing customers, which began in the fourth quarter of 2023. In 2023, we recorded accelerated amortization expense in Other expenses / (income) of $7 million ($5 million after tax, or $.02);

- In the fourth quarter of 2024, we recognized an impairment charge of $53 million in Other expenses / (income) on certain salty snacks and cookie trademarks within our Snacks segment, including *Tom's*, *Jays*, *Kruncher's*, *O-Ke-Doke*, *Stella D'oro* and *Archway*, collectively referred to as our "Allied brands." In 2024, sales and operating performance were below expectations due in part to competitive pressure and reduced margins. In the fourth quarter of 2024, based on recent performance and reevaluation of the position of the Allied brands within our portfolio, we lowered our near-term and long-term outlook for future sales and operating performance.

  In the fourth quarter of 2024, we performed an impairment assessment on the assets in our Pop Secret popcorn business within our Snacks segment as sales and operating performance were below expectations due in part to competitive pressure and reduced margins, and as we pursued divesting the business. As a result of these factors, in the fourth quarter of 2024, we lowered our long-term outlook for the business and recognized an impairment charge of $76 million in Other expenses / (income) on the trademark. The sale of the business was completed on August 26, 2024.

The total aggregate impact of the impairment charges was $129 million ($98 million after tax, or $.33 per share). See "Critical Accounting Estimates" for additional information;

- In 2024, we recorded pre- and after-tax litigation expenses in Administrative expenses of $5 million ($.02 per share) related to the Plum baby food and snacks business (Plum), which was divested on May 3, 2021, and certain other litigation matters;

- In 2024, we recorded costs of $2 million in Cost of products sold and $1 million in Administrative expenses (aggregate impact of $2 million after tax, or $.01 per share) related to a cybersecurity incident that was identified in the fourth quarter of 2023; and

- In 2023, we recorded a pre- and after-tax loss in Other expenses / (income) of $13 million ($.04 per share) on the sale of our Emerald nuts business, which was sold on May 30, 2023.

The items impacting comparability are summarized below:

| | 2024 | | 2023 | |
	Earnings Impact	EPS Impact	Earnings Impact	EPS Impact
(Millions, except per share amounts)				
Net earnings attributable to Campbell Soup Company	$ 567	$ 1.89	$ 858	$ 2.85
Costs associated with cost savings and optimization initiatives	$ (83)	$ (.28)	$ (50)	$ (.17)
Pension and postretirement actuarial gains (losses)	(25)	(.08)	11	.04
Commodity mark-to-market gains (losses)	(16)	(.05)	16	.05
Costs associated with acquisition	(109)	(.36)	(4)	(.01)
Accelerated amortization	(20)	(.07)	(5)	(.02)
Impairment charges	(98)	(.33)	—	—
Certain litigation expenses	(5)	(.02)	—	—
Cybersecurity incident costs	(2)	(.01)	—	—
Charges associated with divestiture	—	—	(13)	(.04)
Impact of items on Net earnings[1]	$ (358)	$ (1.19)	$ (45)	$ (.15)

---

[1] Sum of the individual amounts may not add due to rounding.

Net earnings attributable to Campbell Soup Company were $567 million ($1.89 per share) in 2024, compared to $858 million ($2.85 per share) in 2023. After adjusting for items impacting comparability, earnings increased reflecting improved gross profit, partially offset by higher interest expense, higher marketing and selling expenses, higher other expenses and higher research and development expenses. Earnings per share benefited from a reduction in the weighted average diluted shares outstanding.

Net Earnings attributable to Campbell Soup Company - 2023 Compared with 2022

In addition to the 2023 items that impacted comparability of Net earnings discussed above, the following items impacted the comparability of net earnings and net earnings per share:

- In 2022, we recorded Restructuring charges of $5 million and implementation and other related costs of $20 million in Administrative expenses, $5 million in Cost of products sold and $1 million in Marketing and selling expenses (aggregate impact of $24 million after tax, or $.08 per share) related to the cost savings initiatives discussed above. See Note 8 to the Consolidated Financial Statements and "Restructuring Charges, Cost Savings Initiatives and Other Optimization Initiatives" for additional information;

- In 2022, we recognized actuarial losses on our pension and postretirement plans in Other expenses / (income) of $44 million ($33 million after tax, or $.11 per share);

- In 2022, we recognized losses in Cost of products sold of $59 million ($44 million after tax, or $.15 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges; and

- In 2022, we recorded a loss in Interest expense of $4 million ($3 million after tax, or $.01 per share) on the extinguishment of debt.

The items impacting comparability are summarized below:

(Millions, except per share amounts)	2023 Earnings Impact	2023 EPS Impact	2022 Earnings Impact	2022 EPS Impact
Net earnings attributable to Campbell Soup Company	$ 858	$ 2.85	$ 757	$ 2.51
Costs associated with cost savings and optimization initiatives	$ (50)	$ (.17)	$ (24)	$ (.08)
Pension and postretirement actuarial gains (losses)	11	.04	(33)	(.11)
Commodity mark-to-market gains (losses)	16	.05	(44)	(.15)
Costs associated with acquisition	(4)	(.01)	—	—
Accelerated amortization	(5)	(.02)	—	—
Charges associated with divestiture	(13)	(.04)	—	—
Loss on debt extinguishment	—	—	(3)	(.01)
Impact of items on Net earnings[1]	$ (45)	$ (.15)	$ (104)	$ (.34)

_____

[1] Sum of the individual amounts may not add due to rounding.

Net earnings attributable to Campbell Soup Company were $858 million ($2.85 per share) in 2023, compared to $757 million ($2.51 per share) in 2022. After adjusting for items impacting comparability, earnings increased reflecting an improved gross profit, partially offset by higher marketing and selling expenses, higher other expenses, higher administrative expenses and a higher effective tax rate. Earnings per share benefited from a reduction in the weighted average diluted shares outstanding. Net periodic pension and postretirement benefit income excluding any actuarial gains or losses was $44 million ($33 million after tax, or $.11 per share) lower in 2023.

DISCUSSION AND ANALYSIS

Sales

An analysis of net sales by reportable segment follows:

(Millions)	2024	2023	2022	% Change 2024/2023	% Change 2023/2022
Meals & Beverages	$ 5,258	$ 4,907	$ 4,607	7	7
Snacks	4,378	4,450	3,955	(2)	13
	$ 9,636	$ 9,357	$ 8,562	3	9

An analysis of percent change of net sales by reportable segment follows:

2024 versus 2023	Meals & Beverages	Snacks	Total
Volume/mix	(2)%	(2)%	(2)%
Net price realization[1]	—	1	1
Acquisition	9	—	5
Divestiture	—	(1)	(1)
	7%	(2)%	3%

2023 versus 2022	Meals & Beverages[2]	Snacks	Total
Volume/mix	(5)%	(2)%	(4)%
Net price realization[1]	12	15	13
Currency	(1)	—	—
Divestiture	—	—	—
	7%	13%	9%

_____

[1] Includes revenue reductions from trade promotion and consumer coupon redemption programs.
[2] Sum of the individual amounts does not add due to rounding.

In 2024, Meals & Beverages sales increased 7% reflecting a 9-point benefit from the acquisition of Sovos Brands. Sales were impacted by unfavorable volume/mix with neutral net price realization. Excluding the benefit from the acquisition, sales decreased primarily due to declines in U.S. retail products, including beverages and U.S. soup, partially offset by gains in foodservice and Canada. Sales of U.S. soup decreased 2% primarily due to decreases in ready-to-serve soups and condensed soups, partially offset by an increase in broth. On a two-year CAGR basis, sales increased 7%, including the impact of the acquisition.

In 2023, Meals & Beverages sales increased 7% primarily due to increases in U.S. retail products, including U.S. soup and *Prego* pasta sauces, as well as gains in foodservice. Favorable net price realization was partially offset by lower volume/mix. Sales of U.S. soup increased 3% primarily due to increases in ready-to-serve soups and broth.

In 2024, Snacks sales decreased 2%. Excluding the impact from the divestiture of the Emerald nuts business, sales decreased as declines in third-party partner brands and contract manufacturing, fresh bakery and *Pop Secret* popcorn were partially offset by sales of our power brands, which increased 2%. Sales of power brands were driven by increases in *Goldfish* crackers and *Lance* sandwich crackers. Volume/mix declines were partially offset by favorable net price realization. On a two-year CAGR basis, sales increased 5%.

In 2023, Snacks sales increased 13% driven by sales of our power brands which increased 17%. Sales increased due to increases in cookies and crackers, primarily *Goldfish* crackers and *Lance* sandwich crackers, and in salty snacks, primarily *Snyder's of Hanover* pretzels and *Kettle Brand* and *Cape Cod* potato chips. Sales benefited from favorable net price realization.

Gross Profit

Gross profit, defined as Net sales less Cost of products sold, increased by $54 million in 2024 from 2023 and increased by $290 million in 2023 from 2022. As a percent of sales, gross profit was 30.8% in 2024, 31.2% in 2023 and 30.7% in 2022.

The 40 basis-point decrease and the 50 basis-point increase in gross profit margin in 2024 and 2023, respectively, were due to the following factors:

	Margin Impact	
	2024	2023
Cost inflation, supply chain costs and other factors[1]	(310)	(1,040)
Impact of acquisition[2]	(40)	—
Higher costs associated with cost savings initiatives	(10)	(10)
Productivity improvements	240	300
Net price realization	60	950
Volume/mix[3]	20	(150)
	(40)	50

[1] 2024 includes an estimated positive margin impact of 20 basis points from the benefit of cost savings initiatives, which was more than offset by cost inflation and other factors, including a 40 basis-point negative impact from the change in unrealized mark-to-market adjustments on outstanding undesignated commodity hedges and a 10 basis-point negative impact from a cybersecurity incident. 2023 includes a 90 basis-point positive impact from the change in unrealized mark-to-market adjustments on outstanding undesignated commodity hedges and an estimated positive margin impact of 10 basis points from the benefit of cost savings initiatives, which were more than offset by cost inflation and other factors.

[2] Includes a negative margin impact of 20 basis points from a Sovos Brands acquisition date fair value adjustment for inventory.

[3] Includes the impact of operating leverage.

Marketing and Selling Expenses

Marketing and selling expenses as a percent of sales were 8.6% in 2024, 8.7% in 2023 and 8.6% in 2022. Marketing and selling expenses increased 3% in 2024 from 2023. The increase was primarily due to the impact of the acquisition (approximately 4 points), higher selling expenses (approximately 1 point) and higher other marketing expenses (approximately 1 point), partially offset by lower advertising and consumer promotion expense (approximately 3 points), primarily in Meals & Beverages.

Marketing and selling expenses increased 10% in 2023 from 2022. The increase was primarily due to higher advertising and consumer promotion expense (approximately 7 points) and higher selling expenses (approximately 6 points), partially offset by increased benefits from cost savings initiatives (approximately 3 points). The increase in advertising and consumer promotion expense was due in part to moderated levels in the prior year from supply constraints.

Administrative Expenses

Administrative expenses as a percent of sales were 7.6% in 2024, 7.0% in 2023 and 7.2% in 2022. Administrative expenses increased 13% in 2024 from 2023. The increase was primarily due to costs associated with the acquisition (approximately 7 points), higher costs related to cost savings initiatives (approximately 5 points), higher general administrative costs and inflation (approximately 3 points), the impact of the acquisition (approximately 2 points) and higher benefit-related costs (approximately 2 points), partially offset by increased benefits from cost savings initiatives (approximately 5 points) and lower incentive compensation (approximately 2 points).

Administrative expenses increased 6% in 2023 from 2022. The increase was primarily due to higher general administrative costs and inflation (approximately 8 points) and higher incentive compensation (approximately 2 points), partially offset by lower expenses related to the settlement of certain legal claims (approximately 4 points). Administrative expenses in 2023 included $14 million of litigation expenses related to the Plum baby food and snacks business, which we divested in May 2021.

Other Expenses / (Income)

Other expenses in 2024 included the following:

- $129 million of impairment charges related to the *Pop Secret* and Allied brands trademarks;

- $73 million of amortization of intangible assets, including accelerated amortization of $27 million;

- $35 million of costs associated with the acquisition of Sovos Brands; and

- $26 million of net periodic benefit expense, including pension and postretirement actuarial losses of $33 million.

Other expenses in 2023 included the following:

- $48 million of amortization of intangible assets, including accelerated amortization of $7 million;

- $13 million loss on the sale of the Emerald nuts business;

- $5 million of costs associated with the acquisition of Sovos Brands; and

- $35 million of net periodic benefit income, including pension and postretirement actuarial gains of $15 million.

Other income in 2022 included the following:

- $41 million of amortization of intangible assets; and

- $23 million of net periodic benefit income, including pension and postretirement actuarial losses of $44 million.

Operating Earnings

Segment operating earnings increased 6% in 2024 from 2023 and increased 10% in 2023 from 2022.

An analysis of operating earnings by segment follows:

				% Change	
(Millions)	2024	2023	2022	2024/2023	2023/2022
Meals & Beverages	$ 974	$ 894	$ 874	9	2
Snacks	648	640	517	1	24
	1,622	1,534	1,391	6	10
Corporate income (expense)	(584)	(206)	(223)		
Restructuring charges[1]	(38)	(16)	(5)		
Earnings before interest and taxes	$ 1,000	$ 1,312	$ 1,163		

[1] See Note 8 to the Consolidated Financial Statements for additional information on restructuring charges.

Operating earnings from Meals & Beverages increased 9% in 2024 versus 2023. The increase was primarily due the benefit of the acquisition of Sovos Brands and lower marketing and selling expenses, partially offset by lower gross profit. Gross profit margin decreased due to higher cost inflation and other supply chain costs and the dilutive impact of the acquisition, partially offset by supply chain productivity improvements, favorable net price realization and favorable volume/mix.

Operating earnings from Meals & Beverages increased 2% in 2023 versus 2022. The increase was primarily due to higher gross profit, partially offset by higher marketing and selling expenses. Gross profit margin decreased due to unfavorable volume/mix, with favorable net price realization and supply chain productivity improvements more than offsetting higher cost inflation and other supply chain costs.

Operating earnings from Snacks increased 1% in 2024 versus 2023. The increase was primarily due to higher gross profit, partially offset by higher marketing and selling expenses. Gross profit margin increased due to supply chain productivity improvements, favorable net price realization and benefits from cost savings initiatives more than offsetting higher cost inflation and other supply chain costs.

Operating earnings from Snacks increased 24% in 2023 versus 2022. The increase was primarily due to higher gross profit, partially offset by higher marketing and selling expenses. Gross profit margin increased due to favorable net price realization and supply chain productivity improvements, partially offset by higher cost inflation and other supply chain costs as well as unfavorable volume/mix.

Corporate expense in 2024 included the following:

- $129 million of impairment charges related to the *Pop Secret* and Allied brands trademarks;

- $105 million of costs associated with the acquisition of Sovos Brands;

- costs of $92 million related to cost savings and optimization initiatives;

- $33 million of pension and postretirement actuarial losses;

- $27 million of accelerated amortization expense;

- $22 million of unrealized mark-to-market losses on outstanding undesignated commodity hedges;

- $5 million of certain litigation expenses, including expenses related to the Plum baby food and snacks business; and

- $3 million of costs associated with a cybersecurity incident.

Corporate expense in 2023 included the following:

- costs of $50 million related to cost savings initiatives;

- $13 million loss from the sale of the Emerald nuts business;

- $7 million of accelerated amortization expense;

- $5 million of costs associated with the acquisition of Sovos Brands;

- $21 million of unrealized mark-to-market gains on outstanding undesignated commodity hedges; and

- $15 million of pension and postretirement actuarial gains.

Corporate income in 2022 included the following:

- $59 million of unrealized mark-to-market losses on outstanding undesignated commodity hedges;

- $44 million of pension and postretirement actuarial losses; and

- costs of $26 million related to the cost savings initiatives.

Excluding these amounts, the slight increase in 2024 from 2023 was primarily due to higher net periodic pension and postretirement benefit income in the prior year, mostly offset by lower general and administrative expenses. Excluding these amounts, the remaining change in 2023 from 2022 was primarily due to net periodic pension and postretirement benefit income in 2023 and higher administrative expenses, including litigation expenses related to the Plum baby food and snacks business.

Interest Expense

Interest expense increased to $249 million in 2024 from $188 million in 2023. The increase in interest expense was primarily due to higher levels of debt to fund the acquisition and higher average interest rates on the debt portfolio.

Interest expense decreased to $188 million in 2023 from $189 million in 2022. The decrease in interest expense was primarily due to a loss on extinguishment of debt of $4 million in 2022, partially offset by higher average interest rates on the debt portfolio.

Taxes on Earnings

The effective tax rate was 25.1% in 2024, 23.9% in 2023 and 22.4% in 2022.

The increase in the effective tax rate in 2024 from 2023 was primarily due to nondeductible costs associated with the acquisition.

The increase in the effective rate in 2023 from 2022 was primarily due to the favorable impact of state income tax law changes in 2022.

Restructuring Charges, Cost Savings Initiatives and Other Optimization Initiatives

Multi-year Cost Savings Initiatives and Snyder's-Lance, Inc. (Snyder's-Lance) Cost Transformation Program and Integration

<u>Continuing Operations</u>

Beginning in 2015, we implemented initiatives to reduce costs and to streamline our organizational structure.

Over the years, we expanded these initiatives by continuing to optimize our supply chain and manufacturing networks, as well as our information technology infrastructure.

On March 26, 2018, we completed the acquisition of Snyder's-Lance. Prior to the acquisition, Snyder's-Lance launched a cost transformation program following a comprehensive review of its operations with the goal of significantly improving its financial performance. We continued to implement this program and identified opportunities for additional cost synergies as we integrated Snyder's-Lance.

In 2022, we expanded these initiatives as we continued to pursue cost savings by further optimizing our supply chain and manufacturing network and through effective cost management. In the second quarter of 2023, we announced plans to consolidate our Snacks offices in Charlotte, North Carolina, and Norwalk, Connecticut, into our headquarters in Camden, New Jersey.

A summary of charges recorded in the Consolidated Statements of Earnings related to these initiatives is as follows:

(Millions, except per share amounts)	2024		2023		2022		Recognized as of July 28, 2024
Restructuring charges	$	17	$	16	$	5	$ 297
Administrative expenses		54		24		20	437
Cost of products sold		26		18		5	128
Marketing and selling expenses		4		5		1	23
Research and development expenses		3		3		—	10
Total pre-tax charges	$	104	$	66	$	31	$ 895
Aggregate after-tax impact	$	79	$	50	$	24	
Per share impact	$	.26	$	.17	$	.08	

A summary of the pre-tax costs associated with these initiatives is as follows:

(Millions)	Recognized as of July 28, 2024
Severance pay and benefits	$ 253
Asset impairment/accelerated depreciation	134
Implementation costs and other related costs	508
Total	$ 895

Of the aggregate $895 million pre-tax costs incurred to date, approximately $720 million were cash expenditures. In addition, we invested $543 million in capital expenditures as of July 28, 2024. The capital expenditures primarily related to a U.S. warehouse optimization project, improvement of quality, safety and cost structure across the Snyder's-Lance manufacturing network, optimization of production within our Meals & Beverages manufacturing network, optimization of information technology infrastructure and applications, implementation of our existing SAP enterprise-resource planning system for Snyder's-Lance, enhancements to our headquarters in Camden, New Jersey, and optimization of the Snyder's-Lance warehouse and distribution network.

We funded the costs through cash flows from operations and short-term borrowings.

Segment operating results do not include restructuring charges, implementation costs and other related costs because we evaluate segment performance excluding such charges. A summary of the pre-tax costs associated with segments is as follows:

(Millions)	2024		Costs Incurred to Date
Meals & Beverages	$ 37	$	288
Snacks	38		383
Corporate	29		224
Total	$ 104	$	895

As of July 28, 2024, we have substantially completed the multi-year cost savings initiatives and Snyder's-Lance cost transformation program and integration, and we have generated total program-to-date pre-tax savings of approximately $950 million. Certain phases that have not been fully implemented will be incorporated into the new cost savings initiatives described below.

Sovos Brands Integration Initiatives

On March 12, 2024, we completed the acquisition of Sovos Brands. See Note 3 for additional information. We have identified opportunities for cost synergies as we integrate Sovos Brands.

In 2024, we recorded Restructuring charges of $21 million of severance pay and benefits related to initiatives to achieve the synergies and generated pre-tax savings of $10 million. The charges incurred in 2024 were associated with the Meals & Beverages segment. Beginning in 2025, the initiatives to achieve the synergies will be incorporated into the new cost savings initiatives described below.

2025 Cost Savings Initiatives

On September 10, 2024, we announced plans to implement new cost savings initiatives beginning in 2025, including initiatives to further optimize our supply chain and manufacturing network, optimization of our information technology infrastructure and targeted cost management. We also identified additional opportunities for cost synergies as we integrate Sovos Brands. As mentioned above, we substantially completed our existing multi-year cost savings initiatives and Snyder's-Lance cost transformation program and integration. Certain initiatives from that program have been incorporated into our new cost savings initiatives. Cost estimates for these new initiatives, as well as timing for certain activities, are continuing to be developed.

The total estimated pre-tax costs for actions that have been identified to date are approximately $180 million and we expect to incur substantially all of the costs through 2028. These estimates will be updated as the detailed plans are developed. We expect the costs for the actions that have been identified to date to consist of the following: approximately $25 million in severance pay and benefits; approximately $45 million in asset impairment and accelerated depreciation; and $110 million in implementation costs and other related costs. We expect these pre-tax costs to be associated with our segments as follows: Meals & Beverages - approximately 80%; Snacks - approximately 5% and Corporate - approximately 15%. Of the aggregate $180 million of pre-tax costs identified to date, we expect $135 million will be cash expenditures. In addition, we expect to invest approximately $235 million in capital expenditures. We expect these initiatives, once all phases are implemented, to generate annual ongoing savings of approximately $250 million by the end of 2028.

Other Optimization Initiatives

In the second quarter of 2024, we began implementation of a new initiative to improve the effectiveness of our Snacks direct-store-delivery route-to-market network. Pursuant to this initiative we will purchase certain Pepperidge Farm and Snyder's-Lance routes where there are opportunities to unlock greater scale in select markets, combine them and sell the combined routes to independent contractor distributors. We expect to execute this program in a staggered rollout and to incur expenses of up to approximately $115 million through 2029. In 2024, we incurred $5 million in Marketing and selling expenses related to this initiative.

LIQUIDITY AND CAPITAL RESOURCES

We expect foreseeable liquidity and capital resource requirements to be met through anticipated cash flows from operations; long-term borrowings; short-term borrowings, which may include commercial paper; credit facilities; and cash and cash equivalents. We believe that our sources of financing will be adequate to meet our future requirements.

We generated cash flows from operations of $1.185 billion in 2024, compared to $1.143 billion in 2023. The increase in 2024 was primarily due to changes in working capital.

We generated cash flows from operations of $1.143 billion in 2023, compared to $1.181 billion in 2022. The decline in 2023 was primarily due changes in working capital, partially offset by lower cash earnings.

We had negative working capital of $1.386 billion as of July 28, 2024, and $161 million as of July 30, 2023. Current assets were less than current liabilities, which included debt maturing in one year, due to a focus on lowering core working capital requirements. Total debt maturing within one year was $1.423 billion as of July 28, 2024, and $191 million as of July 30, 2023.

We have $1.15 billion aggregate principal amount of senior notes maturing in March 2025 that we expect to repay and/or refinance using available sources, which may include cash on hand, accessing the capital markets, commercial paper and/or revolving credit facility.

As part of our focus to lower core working capital requirements, we have worked with our suppliers to optimize our terms and conditions, including the extension of payment terms. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 120 days. We also maintain agreements with third-party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell those payment obligations to participating financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Supplier participation in these agreements is voluntary. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. We have not pledged assets as security or provided any guarantees in connection with these arrangements. The payment of these obligations is included in cash provided by operating activities in the Consolidated Statements of Cash Flows. Amounts outstanding under these programs, which are included in Accounts payable on the Consolidated Balance Sheets, were $243 million at July 28, 2024, and $258 million at July 30, 2023.

Capital expenditures were $517 million in 2024, $370 million in 2023 and $242 million in 2022. Capital expenditures are expected to total approximately $530 million in 2025. Capital expenditures in 2024 included chip and cracker capacity expansion for our Snacks business, upgrades of assets across both segments of the business, enhancements to our headquarters in Camden, New Jersey and network optimization for our Meals & Beverages business. Capital expenditures in 2023 included chip and cracker capacity expansion for our Snacks business and a new manufacturing line for our Meals & Beverages business. Capital expenditures in 2022 included improvement of the quality and cost structure of the Snyder's-Lance manufacturing network, the continued implementation of our existing SAP enterprise-resource planning system for Snyder's-Lance and cookie and cracker capacity expansion for our Snacks business.

In Snacks, we have a direct-store-delivery distribution model that uses independent contractor distributors. From time to time, we purchase and sell routes, including certain routes under our optimization initiatives. The purchase and sale proceeds of the routes are reflected in investing activities.

On March 12, 2024, we completed the acquisition of Sovos Brands. Cash consideration was $2.857 billion. The acquisition was funded through the 2024 DDTL Credit Agreement of $2 billion and cash on hand.

On May 30, 2023, we completed the sale of our Emerald nuts business for $41 million.

Dividend payments were $445 million in 2024, $447 million in 2023 and $451 million in 2022. Annual dividends declared were $1.48 per share in 2024, 2023 and 2022. The 2024 fourth quarter dividend was $.37 per share. The declaration of dividends is subject to the discretion of our Board and depends on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors that our Board deems relevant to its analysis and decision making.

In June 2021, the Board authorized an anti-dilutive share repurchase program of up to $250 million (June 2021 program) to offset the impact of dilution from shares issued under our stock compensation programs. The June 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the anti-dilutive program may be made in open-market or privately negotiated transactions. In September 2021, the Board approved a strategic share repurchase program of up to $500 million (September 2021 program). The September 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the September 2021 program may be made in open-market or privately negotiated transactions. In 2024, we repurchased 1.6 million shares at a cost of $67 million pursuant to our June 2021 program. As of July 28, 2024, approximately $37 million remained available under the June 2021 program and approximately $301 million remained under the September 2021 program. In 2023, we repurchased 2.7 million shares at a cost of $142 million. In 2022, we repurchased 3.8 million shares at a cost of $167 million. In September 2024, the Board authorized a new anti-dilutive share repurchase program of up to $250 million (September 2024 program) to offset the impact of dilution from shares issued under our stock compensation programs. The September 2024 program has no expiration date, but it may be discontinued at any time. Repurchases under the September 2024 program may be made in open-market or privately negotiated transactions. See Note 16 to the Consolidated Financial Statements and "Market for Registrant's Capital Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities" for additional information.

On October 10, 2023, we entered into the 2024 DDTL Credit Agreement totaling up to $2 billion scheduled to mature on October 8, 2024. Loans under the 2024 DDTL Credit Agreement bear interest at the rates specified in the 2024 DDTL Credit Agreement, which vary based on the type of loan and certain other conditions. The 2024 DDTL Credit Agreement contains customary representations and warranties, affirmative and negative covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense (as each is defined in the 2024 DDTL Credit Agreement) of not less than 3.25:1.00, and events of default for credit facilities of this type. The proceeds of the loans under the 2024 DDTL Credit Agreement could only be used in connection with the acquisition of Sovos Brands and the payment of fees and expenses incurred in connection therewith. On March 12, 2024, we borrowed $2 billion under the 2024 DDTL Credit Agreement and used the proceeds in order to fund the acquisition of Sovos Brands, along with the fees and expenses incurred in connection therewith.

In August 2023, we filed a registration statement with the Securities and Exchange Commission that registered an indeterminate amount of debt securities. Under the registration statement we may issue debt securities from time to time, depending on market conditions. On March 19, 2024, pursuant to the registration statement, we issued senior unsecured notes of $2.5 billion, consisting of:

- $400 million aggregate principal amount of notes bearing interest at a fixed rate of 5.30% per annum, due March 20, 2026, with interest payable semi-annually on each of March 20 and September 20 commencing September 20, 2024;

- $500 million aggregate principal amount of notes bearing interest at a fixed rate of 5.20% per annum, due March 19, 2027, with interest payable semi-annually on each of March 19 and September 19 commencing September 19, 2024;

- $600 million aggregate principal amount of notes bearing interest at a fixed rate of 5.20% per annum, due March 21, 2029, with interest payable semi-annually on each of March 21 and September 21 commencing September 21, 2024; and

- $1 billion aggregate principal amount of notes bearing interest at a fixed rate of 5.40% per annum, due March 21, 2034, with interest payable semi-annually on each of March 21 and September 21 commencing September 21, 2024.

The notes contain customary covenants and events of default. If a change of control triggering event occurs, we will be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the purchase date. We used the net proceeds from the sale of the notes to repay the $2 billion of outstanding borrowings under the 2024 DDTL Credit Agreement used to fund the Sovos Brands acquisition, including fees and expenses in connection therewith, and the remainder of the net proceeds to repay commercial paper.

On November 15, 2022, we entered into a delayed draw term loan credit agreement (the 2022 DDTL Credit Agreement) totaling up to $500 million scheduled to mature on November 15, 2025. Loans under the 2022 DDTL Credit Agreement bear interest at the rates specified in the 2022 DDTL Credit Agreement, which vary based on the type of loan and certain other conditions. The 2022 DDTL Credit Agreement contains customary representations and warranties, affirmative and negative covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense (as each is defined in the 2022 DDTL Credit Agreement) of not less than 3.25:1.00, and events of default for credit facilities of this type. We borrowed $500 million under the 2022 DDTL Credit Agreement on March 13, 2023, and used the proceeds and cash on hand to repay the 3.65% $566 million Notes that matured on March 15, 2023. On April 5, 2024, we repaid $100 million of the $500 million outstanding under the 2022 DDTL Credit Agreement.

On April 16, 2024, we terminated our existing revolving credit facility dated September 27, 2021 (as amended on April 4, 2023). On April 16, 2024, we entered into a Five-Year Credit Agreement for an unsecured, senior revolving credit facility (the 2024 Revolving Credit Facility Agreement) in an aggregate principal amount equal to $1.85 billion with a maturity date of April 16, 2029, or such later date as extended pursuant to the terms set forth in the 2024 Revolving Credit Facility Agreement. The 2024 Revolving Credit Facility Agreement remained unused at July 28, 2024, except for $1 million of standby letters of credit that we issued under it. We may increase the 2024 Revolving Credit Facility Agreement commitments up to an additional $500 million, subject to the satisfaction of certain conditions. Loans under the 2024 Revolving Credit Facility Agreement will bear interest at the rates specified in the 2024 Revolving Credit Facility Agreement, which vary based on the type of loan and certain other conditions. The 2024 Revolving Credit Facility Agreement facility contains customary covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense of not less than 3.25:1.00 and customary events of default for credit facilities of this type. The facility supports our commercial paper program and other general corporate purposes. We expect to continue to access the commercial paper markets, bank credit lines and utilize cash flows from operations to support our short-term liquidity requirements.

As of July 28, 2024, we had $1.423 billion of short-term borrowings due within one year, of which $250 million was comprised of commercial paper borrowings. As of July 28, 2024, we issued $28 million of standby letters of credit.

We are in compliance with the covenants contained in our credit facilities and debt securities.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Contractual Obligations

We have short- and long-term material cash requirements related to our contractual obligations that arise in the normal course of business. In addition to principal and interest payments on our outstanding debt obligations, our contractual obligations primarily consist of purchase commitments, lease payments and pension and postretirement benefits.

See Note 13 to the Consolidated Financial Statements for a summary of our principal payments for short-term borrowings and long-term debt obligations as of July 28, 2024. Interest payments primarily for short-term borrowings and long-term debt as of July 28, 2024 are approximately as follows: $319 million in 2025; $476 million in 2026 through 2027; $348 million in 2028 through 2029; and $1.336 billion from 2030 through maturity. Interest payments are based on principal amounts and coupons or contractual rates at fiscal year end.

Purchase commitments represent purchase orders and long-term purchase arrangements related to the procurement of ingredients, supplies, machinery, equipment, contract manufacturing and services. As of July 28, 2024, purchase commitments totaled approximately $1.879 billion. Approximately $1.303 billion of these purchase commitments will be settled in the ordinary course of business in the next 12 months and the balance of $576 million from 2026 through 2031.

See Note 11 to the Consolidated Financial Statements for a summary of our lease obligations as of July 28, 2024.

As of July 28, 2024, we have a pension liability of $103 million and a postretirement benefit obligation of $145 million. As of July 28, 2024, we also have a pension asset of $143 million based on the funded status of certain plans. See Note 10 to the Consolidated Financial Statements and "Critical Accounting Estimates" for further discussion of our pension and postretirement benefit obligations.

Off-Balance Sheet Arrangements and Other Commitments

We guarantee approximately 4,700 bank loans made to independent contractor distributors by third-party financial institutions for the purchase of distribution routes. The maximum potential amount of the future payments under existing guarantees we could be required to make is $522 million as of July 28, 2024. Our guarantees are indirectly secured by the distribution routes. We do not expect that we will be required to make material guarantee payments as a result of defaults on the bank loans guaranteed.

These obligations and commitments impact our liquidity and capital resource needs. We expect foreseeable liquidity and capital resource requirements to be met through anticipated cash flows from operations; long-term borrowings; short-term borrowings, which may include commercial paper; credit facilities; and cash and cash equivalents. We believe that our sources of financing will be adequate to meet our future requirements.

MARKET RISK SENSITIVITY

The principal market risks to which we are exposed are changes in foreign currency exchange rates, interest rates and commodity prices. In addition, we are exposed to equity price changes related to certain deferred compensation obligations. We manage our foreign currency exposures by utilizing foreign exchange forward and option contracts. We enter into foreign exchange forward and option contracts for periods consistent with related underlying exposures, and the contracts do not constitute positions independent of those exposures. We manage our exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and we may utilize interest rate swaps in order to maintain our variable-to-total debt ratio within targeted guidelines. We principally use a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. We also enter into commodity futures, options and swap contracts to reduce the volatility of price fluctuations of wheat, diesel fuel, soybean oil, natural gas, cocoa, aluminum, corn and soybean meal. We do not enter into derivative contracts for speculative purposes and do not use leveraged instruments.

The information below summarizes our market risks associated with significant financial instruments as of July 28, 2024. Fair values included herein have been determined based on quoted market prices or pricing models using current market rates. The information presented below should be read in conjunction with Notes 13, 14 and 15 to the Consolidated Financial Statements.

We are exposed to foreign currency exchange risk, primarily the Canadian dollar and Euro, related to intercompany transactions and third-party transactions. We utilize foreign exchange forward purchase and sale contracts and option contracts to hedge these exposures. The notional amounts of the contracts as of July 28, 2024, and July 30, 2023, were $297 million and $140 million, respectively. The aggregate fair value of all contracts was a gain of $2 million as of July 28, 2024, and a loss of

$1 million as of July 30, 2023. A hypothetical 10% fluctuation in exchange rates would impact the fair value of our outstanding foreign exchange contracts by approximately $16 million as of July 28, 2024, and $17 million as of July 30, 2023, which would generally be offset by inverse changes on the underlying hedged items.

As of July 28, 2024, we had outstanding variable-rate debt of $650 million with an average interest rate of 6.20%. As of July 30, 2023, we had outstanding variable-rate debt of $678 million with an average interest rate of 6.18%. A hypothetical 100-basis-point increase in average interest rates applied to our variable-rate debt balances throughout 2024 and 2023 would have increased annual interest expense in those years by approximately $7 million and $4 million, respectively.

As of July 28, 2024, we had outstanding fixed-rate debt of $6.584 billion with a weighted average interest rate of 4.38%. As of July 30, 2023, we had outstanding fixed-rate debt of $4.041 billion with a weighted average interest rate of 3.79%. The fair value of fixed-rate debt was $6.216 billion as of July 28, 2024 and $3.615 billion as of July 30, 2023. As of July 28, 2024, and July 30, 2023, a hypothetical 100-basis-point increase in interest rates would decrease the fair value of our fixed-rate debt by approximately $312 million and $221 million, respectively, while a hypothetical 100-basis-point decrease in interest rates would increase the fair value of our fixed-rate debt by approximately $348 million and $256 million, respectively. The impact of market interest rate fluctuations on our long-term debt does not affect our results of operations or financial position.

We manage our exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt. From time to time, we may use interest rate swaps in order to maintain our variable-to-total debt ratio within targeted guidelines. We manage our exposure to interest volatility on future debt issuances by entering into forward starting interest rate swaps or treasury lock contracts to hedge the rate on the interest payments related to the anticipated debt issuance. There were no forward starting interest rate swaps or treasury lock contracts outstanding as of July 28, 2024 and July 30, 2023. We settled forward starting interest rate swaps with a notional value of $1.1 billion in March 2024 at a loss of $11 million. The $11 million loss on these instruments was recorded in other comprehensive income (loss) and will be recognized as additional interest expense over the 10-year, 5-year, and 3-year lives of the debt issued in March 2024. Subsequent to July 28, 2024, we entered into forward starting interest rate swaps accounted for as cash-flow hedges with a notional value of $450 million related to an anticipated debt issuance. The forward starting interest rate swaps mature in January 2025.

We enter into commodity futures, options and swap contracts, and a supply contract under which prices for certain raw materials are established based on anticipated volume requirements to reduce the volatility of price fluctuations for commodities. As of July 28, 2024, the total notional amount of the contracts was $248 million, and the aggregate fair value of these contracts was a loss of $10 million. As of July 30, 2023, the total notional amount of these contracts was $241 million, and the aggregate fair value of these contracts was a gain of $11 million. A hypothetical 10% fluctuation in commodity prices would impact the fair value of our outstanding commodity contracts by approximately $24 million as of July 28, 2024, and $25 million as of July 30, 2023, which would generally be offset by inverse changes on the underlying hedged items.

We enter into swap contracts which hedge a portion of exposures relating to the total return of certain deferred compensation obligations. The notional amount of the contracts was $71 million as of July 28, 2024, and $42 million as of July 30, 2023. The fair value of these contracts was a gain of $3 million as of July 28, 2024, and a gain of $4 million as of July 30, 2023. A hypothetical 10% fluctuation in equity price changes would impact the fair value of our outstanding swap contracts by $7 million as of July 28, 2024, and $5 million as of July 30, 2023, which would generally be offset by inverse changes on the underlying hedged items.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 1 to the Consolidated Financial Statements for a discussion of significant accounting policies. The following areas all require the use of subjective or complex judgments, estimates and assumptions:

Trade and consumer promotion programs — We offer various sales incentive programs to customers and consumers, such as feature price discounts, in-store display incentives, cooperative advertising programs, new product introduction fees and coupons. The mix between these forms of variable consideration, which are classified as reductions in revenue and recognized upon sale, and advertising or other marketing activities, which are classified as marketing and selling expenses, fluctuates between periods based on our overall marketing plans. The measurement and recognition of the costs for trade and consumer promotion programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors, including expected volume. Typically, programs that are offered have a very short duration. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the quarterly or annual financial statements. Differences between estimates and actual costs are recognized as a change in estimate in a subsequent period. However, actual expenses may differ if the level of redemption rates and performance were to vary from estimates. Accrued trade and consumer promotion liabilities as of July 28, 2024 and July 30, 2023 were $186 million and $156 million, respectively.

Valuation of long-lived assets — Fixed assets and amortizable intangible assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset may not be recoverable. Undiscounted cash flow analyses are used to determine if the carrying amount of the asset is recoverable. If impairment is determined to exist, the charge is calculated based on estimated fair value.

Goodwill and intangible assets deemed to have indefinite lives are not amortized but rather are tested at least annually in the fourth quarter for impairment, or more often if events or changes in circumstances indicate that the carrying amount of the asset may be impaired.

Goodwill is tested for impairment at the reporting unit level. A reporting unit represents an operating segment or a component of an operating segment. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We may elect not to perform the qualitative assessment for some or all reporting units and perform a quantitative impairment test. Fair value is determined based on discounted cash flow analyses. The discounted estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, weighted average costs of capital and future economic and market conditions. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. An impairment charge is recognized for the amount by which the carrying value of the reporting unit exceeds fair value, limited to the amount of goodwill in the reporting unit.

Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to the carrying value. Fair value is determined using a relief from royalty valuation method based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, weighted average costs of capital and assumed royalty rates. If the carrying value exceeds fair value, an impairment charge will be recorded to reduce the asset to fair value.

As of July 28, 2024, the carrying value of goodwill was $5.077 billion. which included $1.116 billion from the acquisition of Sovos Brands. The carrying values of the reporting units associated with the Sovos Brands acquisition approximate fair value. Based on our assessments, all of our reporting units excluding the reporting units associated with the Sovos Brands acquisition had fair values that significantly exceeded carrying values.

In the fourth quarter of 2024, we recognized an impairment charge of $53 million on certain salty snacks and cookie trademarks within our Snacks segment, including *Tom's, Jays, Kruncher's, O-Ke-Doke, Stella D'oro* and *Archway,* collectively referred to as our "Allied brands." In 2024, sales and operating performance were below expectations due in part to competitive pressure and reduced margins. In the fourth quarter of 2024, based on recent performance and the reevaluation of the position of the Allied brands within our portfolio, we lowered our near-term and long-term outlook for future sales and operating performance. As of July 28, 2024, the carrying value of the Allied brands trademark was $43 million.

In the fourth quarter of 2024, we performed an impairment assessment on the assets in our Pop Secret popcorn business within our Snacks segment as sales and operating performance were below expectations due in part to competitive pressure and reduced margins, and as we pursued divesting the business. As a result of these factors, in the fourth quarter of 2024, we lowered our long-term outlook for the business and recognized an impairment charge of $76 million on the trademark. As of July 28, 2024, the carrying value of the trademark was $28 million. The sale of the business was completed on August 26, 2024.

As of July 28, 2024, the carrying value of indefinite-lived trademarks was $3.882 billion as detailed below:

(Millions)		
Rao's	$	1,470
Snyder's of Hanover		620
Lance		350
Kettle Brand		318
Pace		292
Pacific Foods		280
Cape Cod		187
Various other Snacks[1]		365
Total	$	3,882

---

[1] Associated with the acquisition of Snyder's-Lance and includes the *Pop Secret* and Allied brands trademarks.

The $1.47 billion carrying value of the *Rao's* trademark associated with the Sovos Brands acquisition approximates fair value. Holding all other assumptions used in the acquisition valuation measurement constant, changes in the assumptions below would reduce the fair value of this trademark and result in impairment charges of approximately:

(Millions)	*Rao's*
1% increase in the weighted-average cost of capital	$ 215
1% reduction in revenue growth	$ 95
1% decrease in royalty rate	$ 155

Excluding the *Rao's* trademark and the *Pop Secret* trademark, which was sold on August 26, 2024, as of the 2024 annual impairment testing, indefinite-lived trademarks with approximately 10% or less of excess coverage of fair value over carrying value had an aggregate carrying value of $1.293 billion and included the *Snyder's of Hanover, Pace, Pacific Foods* and certain other Snacks trademarks. Although assumptions are generally interdependent and do not change in isolation, sensitivities to changes are provided below. Holding all other assumptions in our 2024 impairment testing constant, changes in the assumptions below would reduce fair value of trademarks and result in impairment charges of approximately:

(Millions)	*Snyder's of Hanover*	*Pace*	*Pacific Foods*	Various other Snacks
1% increase in the weighted-average cost of capital	$ 45	$ 10	$ 40	$ 15
1% reduction in revenue growth	$ —	$ —	$ 15	$ 10
1% decrease in royalty rate	$ 5	$ 5	$ 45	$ 45

While the 1% changes in assumptions would not result in impairment charges on our other trademarks, some changes would reduce the excess coverage of fair value over carrying value to less than 10% for the *Cape Cod* trademark.

The estimates of future cash flows used in impairment testing are made at a point in time, involve considerable management judgment, and are based upon assumptions about expected future operating performance, assumed royalty rates, economic conditions, market conditions and cost of capital. Inherent in estimating the future cash flows are uncertainties beyond our control, such as changes in capital markets. The actual cash flows could differ materially from management's estimates due to changes in business conditions, operating performance and economic conditions. If our assumptions change or market conditions decline, potential impairment charges could result.

See also Note 6 to the Consolidated Financial Statements for additional information on goodwill and intangible assets.

Pension and postretirement benefits — We provide certain pension and postretirement benefits to employees and retirees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actuarial gains and losses are recognized immediately in Other expenses / (income) in the Consolidated Statements of Earnings as of the measurement date, which is our fiscal year end, or more frequently if an interim remeasurement is required. We use the fair value of plan assets to calculate the expected return on plan assets.

In establishing the discount rate, we review published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payments of the plans. We use a full yield curve approach to estimate service cost and interest cost by applying the specific spot rates along the yield curve used to determine the benefit obligation of the relevant projected cash flows.

The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering our current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class and a premium for active management. Within any given fiscal period, significant differences may arise between the actual return and the expected return on plan assets. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date.

As of July 28, 2024, we have a pension liability of $103 million and a postretirement benefit obligation of $145 million. As of July 28, 2024, we also have a pension asset of $143 million based on the funded status of certain plans.

Net periodic pension and postretirement benefit expense (income) and actuarial losses (gains) included within net periodic pension and benefit expense (income) were as follows:

(Millions)	2024	2023	2022
Total net periodic pension and postretirement benefit expense (income)	$ 39	$ (22)	$ (7)
Actuarial losses (gains)	$ 33	$ (15)	$ 44

The actuarial losses recognized in 2024 were primarily due to decreases in discount rates used to determine the benefit obligation and plan experience, partially offset by gains on plan assets. The actuarial gains recognized in 2023 were primarily due to increases in discount rates used to determine the benefit obligation, partially offset by losses on plan assets and plan experience. The actuarial losses recognized in 2022 were primarily due to losses on plan assets, partially offset by increases in discount rates used to determine the benefit obligation.

Significant weighted-average assumptions as of the end of the year were as follows:

	2024	2023	2022
Pension			
Discount rate for benefit obligations	**5.28%**	5.46%	4.58%
Expected return on plan assets	**6.40%**	6.38%	6.40%
Postretirement			
Discount rate for obligations	**5.23%**	5.47%	4.48%

Based on benefit obligations and plan assets as of July 28, 2024, estimated sensitivities to 2025 annual net periodic pension and postretirement cost are as follows:

- a 50-basis-point increase in the discount rate would result in expense of approximately $5 million and would result in an immediate actuarial gain recognition of approximately $43 million;

- a 50-basis-point decline in the discount rate would result in income of approximately $5 million and would result in an immediate actuarial loss recognition of approximately $47 million; and

- a 50-basis-point reduction in the estimated return on assets assumption would result in expense of approximately $6 million.

Contributions to pension plans were not material in 2024, 2023 and 2022 and are not expected to be material in 2025.

See also Note 10 to the Consolidated Financial Statements for additional information on pension and postretirement benefits.

Income taxes — The effective tax rate reflects statutory tax rates, tax planning opportunities available in the various jurisdictions in which we operate and management's estimate of the ultimate outcome of various tax audits and issues. Significant judgment is required in determining the effective tax rate and in evaluating tax positions. Income taxes are recorded based on amounts refundable or payable in the current year and include the effect of deferred taxes. Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established for deferred tax assets when it is more likely than not that a tax benefit will not be realized.

See also Notes 1 and 12 to the Consolidated Financial Statements for further discussion on income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to the Consolidated Financial Statements for information on recent accounting pronouncements.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This Report contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current expectations regarding our future results of operations, economic performance, financial condition and achievements. These forward-looking statements can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "pursue," "strategy," "target," "will" and similar expressions. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, and may reflect anticipated cost savings or implementation of our strategic plan. These statements reflect our current plans and expectations and are based on information currently available to us. They rely on several assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties.

We wish to caution the reader that the following important factors and those important factors described in Part 1, Item 1A and elsewhere in this Report, or in our other Securities and Exchange Commission filings, could affect our actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, us:

- the risk that the cost savings and any other synergies from the Sovos Brands transaction may not be fully realized or may take longer or cost more to be realized than expected, including that the Sovos Brands transaction may not be accretive within the expected timeframe or the extent anticipated;

- the risks related to the availability of, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging and transportation;

- our ability to execute on and realize the expected benefits from our strategy, including growing sales in snacks and growing/maintaining our market share position in soup;

- the impact of strong competitive responses to our efforts to leverage brand power with product innovation, promotional programs and new advertising;

- the risks associated with trade and consumer acceptance of product improvements, shelving initiatives, new products and pricing and promotional strategies;

- our ability to realize projected cost savings and benefits from cost savings initiatives and the integration of recent acquisitions;

- disruptions in or inefficiencies to our supply chain and/or operations, including reliance on key contract manufacturer and supplier relationships;

- risks related to the effectiveness of our hedging activities and our ability to respond to volatility in commodity prices;

- our ability to manage changes to our organizational structure and/or business processes, including selling, distribution, manufacturing and information management systems or processes;

- changes in consumer demand for our products and favorable perception of our brands;

- changing inventory management practices by certain of our key customers;

- a changing customer landscape, with value and e-commerce retailers expanding their market presence, while certain of our key customers maintain significance to our business;

- product quality and safety issues, including recalls and product liabilities;

- the possible disruption to the independent contractor distribution models used by certain of our businesses, including as a result of litigation or regulatory actions affecting their independent contractor classification;

- the uncertainties of litigation and regulatory actions against us;

- the costs, disruption and diversion of management's attention associated with activist investors;

- a disruption, failure or security breach of our or our vendors' information technology systems, including ransomware attacks;

- impairment to goodwill or other intangible assets;

- our ability to protect our intellectual property rights;

- increased liabilities and costs related to our defined benefit pension plans;

- our ability to attract and retain key talent;

- goals and initiatives related to, and the impacts of, climate change, including from weather-related events;

- negative changes and volatility in financial and credit markets, deteriorating economic conditions and other external factors, including changes in laws and regulations;

- our indebtedness and ability to pay such indebtedness; and

- unforeseen business disruptions or other impacts due to political instability, civil disobedience, geopolitical conflicts, extreme weather conditions, natural disasters, pandemics or other outbreaks of disease or other calamities.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. We disclaim any obligation or intent to update forward-looking statements made by us in order to reflect new information, events or circumstances after the date they are made.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

The information presented in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk Sensitivity" is incorporated herein by reference.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings	39
Consolidated Statements of Comprehensive Income	40
Consolidated Balance Sheets	41
Consolidated Statements of Cash Flows	42
Consolidated Statements of Equity	43
Notes to Consolidated Financial Statements	
Note 1. Summary of Significant Accounting Policies	44
Note 2. Recent Accounting Pronouncements	46
Note 3. Acquisition	47
Note 4. Divestiture	48
Note 5. Accumulated Other Comprehensive Income (Loss)	49
Note 6. Goodwill and Intangible Assets	50
Note 7. Segment Information	51
Note 8. Restructuring Charges, Cost Savings Initiatives and Other Optimization Initiatives	53
Note 9. Earnings per Share	55
Note 10. Pension and Postretirement Benefits	55
Note 11. Leases	61
Note 12. Taxes on Earnings	62
Note 13. Short-term Borrowings and Long-term Debt	64
Note 14. Financial Instruments	66
Note 15. Fair Value Measurements	69
Note 16. Shareholders' Equity	71
Note 17. Stock-based Compensation	71
Note 18. Commitments and Contingencies	74
Note 19. Supplier Finance Program Obligations	75
Note 20. Supplemental Financial Statement Data	75
Note 21. Subsequent Event	78
Management's Report on Internal Control Over Financial Reporting	79
Report of Independent Registered Public Accounting Firm	80

CAMPBELL SOUP COMPANY
Consolidated Statements of Earnings
(millions, except per share amounts)

		2024		2023		2022
Net sales	$	**9,636**	$	9,357	$	8,562
Costs and expenses						
Cost of products sold		**6,665**		6,440		5,935
Marketing and selling expenses		**833**		811		734
Administrative expenses		**737**		654		617
Research and development expenses		**102**		92		87
Other expenses / (income)		**261**		32		21
Restructuring charges		**38**		16		5
Total costs and expenses		**8,636**		8,045		7,399
Earnings before interest and taxes		**1,000**		1,312		1,163
Interest expense		**249**		188		189
Interest income		**6**		4		1
Earnings before taxes		**757**		1,128		975
Taxes on earnings		**190**		270		218
Net earnings		**567**		858		757
Less: Net earnings (loss) attributable to noncontrolling interests		**—**		—		—
Net earnings attributable to Campbell Soup Company	$	**567**	$	858	$	757
Per Share — Basic						
Net earnings attributable to Campbell Soup Company	$	**1.90**	$	2.87	$	2.51
Weighted average shares outstanding — basic		**298**		299		301
Per Share — Assuming Dilution						
Net earnings attributable to Campbell Soup Company	$	**1.89**	$	2.85	$	2.51
Weighted average shares outstanding — assuming dilution		**300**		301		302

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
(millions)

	2024			2023			2022		
	Pre-tax amount	Tax benefit (expense)	After-tax amount	Pre-tax amount	Tax benefit (expense)	After-tax amount	Pre-tax amount	Tax benefit (expense)	After-tax amount
Net earnings			$ 567			$ 858			$ 757
Other comprehensive income (loss):									
Foreign currency translation:									
Foreign currency translation adjustments	$ (9)	$ —	(9)	$ (1)	$ —	(1)	$ (6)	$ —	(6)
Cash-flow hedges:									
Unrealized gains (losses) arising during the period	(5)	1	(4)	5	(1)	4	17	(3)	14
Reclassification adjustment for losses (gains) included in net earnings	(1)	—	(1)	(10)	2	(8)	(12)	2	(10)
Pension and other postretirement benefits:									
Reclassification of prior service credit included in net earnings	—	—	—	—	—	—	(1)	—	(1)
Other comprehensive income (loss)	$ (15)	$ 1	(14)	$ (6)	$ 1	(5)	$ (2)	$ (1)	(3)
Total comprehensive income (loss)			$ 553			$ 853			$ 754
Total comprehensive income (loss) attributable to noncontrolling interests			—			—			—
Total comprehensive income (loss) attributable to Campbell Soup Company			$ 553			$ 853			$ 754

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY
Consolidated Balance Sheets
(millions, except per share amounts)

	July 28, 2024		July 30, 2023	
Current assets				
Cash and cash equivalents	$	108	$	189
Accounts receivable, net		630		529
Inventories		1,386		1,291
Other current assets		66		52
Total current assets		2,190		2,061
Plant assets, net of depreciation		2,698		2,398
Goodwill		5,077		3,965
Other intangible assets, net of amortization		4,716		3,142
Other assets		554		492
Total assets	$	15,235	$	12,058
Current liabilities				
Short-term borrowings	$	1,423	$	191
Accounts payable		1,311		1,306
Accrued liabilities		720		592
Dividends payable		115		113
Accrued income taxes		7		20
Total current liabilities		3,576		2,222
Long-term debt		5,761		4,498
Deferred taxes		1,426		1,067
Other liabilities		676		608
Total liabilities		11,439		8,395
Commitments and contingencies				
Campbell Soup Company shareholders' equity				
Preferred stock; authorized 40 shares; none issued		—		—
Capital stock, $.0375 par value; authorized 560 shares; issued 323 shares		12		12
Additional paid-in capital		437		420
Earnings retained in the business		4,569		4,451
Capital stock in treasury, at cost		(1,207)		(1,219)
Accumulated other comprehensive income (loss)		(17)		(3)
Total Campbell Soup Company shareholders' equity		3,794		3,661
Noncontrolling interests		2		2
Total equity		3,796		3,663
Total liabilities and equity	$	15,235	$	12,058

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY
Consolidated Statements of Cash Flows
(millions)

	2024	2023	2022
Cash flows from operating activities:			
Net earnings	$ 567	$ 858	$ 757
Adjustments to reconcile net earnings to operating cash flow			
Impairment charges	129	—	—
Restructuring charges	38	16	5
Stock-based compensation	99	63	59
Amortization of inventory fair value adjustment from acquisition	17	—	—
Pension and postretirement benefit expense (income)	39	(22)	(7)
Depreciation and amortization	411	387	337
Deferred income taxes	(47)	(5)	21
Net loss on sale of business	—	13	—
Loss on extinguishment of debt	—	—	4
Other	138	100	88
Changes in working capital, net of acquisition and divestiture			
Accounts receivable	(16)	(1)	48
Inventories	11	(64)	(314)
Other current assets	4	13	25
Accounts payable and accrued liabilities	(128)	(164)	200
Other	(77)	(51)	(42)
Net cash provided by operating activities	1,185	1,143	1,181
Cash flows from investing activities:			
Purchases of plant assets	(517)	(370)	(242)
Purchases of route businesses	(29)	(13)	(1)
Sales of route businesses	34	1	2
Business acquired, net of cash acquired	(2,617)	—	—
Sale of business	—	41	—
Other	1	1	11
Net cash used in investing activities	(3,128)	(340)	(230)
Cash flows from financing activities:			
Short-term borrowings, including commercial paper and delayed draw term loan	5,622	3,677	1,173
Short-term repayments, including commercial paper and delayed draw term loan	(5,576)	(3,749)	(997)
Long-term borrowings	2,496	500	—
Long-term repayments	(100)	(566)	—
Dividends paid	(445)	(447)	(451)
Treasury stock purchases	(67)	(142)	(167)
Treasury stock issuances	2	22	3
Payments related to tax withholding for stock-based compensation	(46)	(19)	(18)
Payments related to extinguishment of debt	—	—	(453)
Payments of debt issuance costs	(23)	—	—
Other	—	1	—
Net cash provided by (used in) financing activities	1,863	(723)	(910)
Effect of exchange rate changes on cash	(1)	—	(1)
Net change in cash and cash equivalents	(81)	80	40
Cash and cash equivalents — beginning of period	189	109	69
Cash and cash equivalents — end of period	$ 108	$ 189	$ 109

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY
Consolidated Statements of Equity
(millions, except per share amounts)

	Campbell Soup Company Shareholders' Equity								
	Capital Stock				Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
	Issued		In Treasury						
	Shares	Amount	Shares	Amount					
Balance at August 1, 2021	323	$ 12	(21)	$ (1,021)	$ 414	$ 3,742	$ 5	$ 2	$ 3,154
Net earnings (loss)						757		—	757
Other comprehensive income (loss)							(3)	—	(3)
Dividends ($1.48 per share)						(451)			(451)
Treasury stock purchased			(4)	(167)					(167)
Treasury stock issued under stock-based compensation plans			1	50	1	(8)			43
Balance at July 31, 2022	323	12	(24)	(1,138)	415	4,040	2	2	3,333
Net earnings (loss)						858		—	858
Other comprehensive income (loss)							(5)	—	(5)
Dividends ($1.48 per share)						(447)			(447)
Treasury stock purchased			(3)	(142)					(142)
Treasury stock issued under stock-based compensation plans			2	61	5	—			66
Balance at July 30, 2023	323	12	(25)	(1,219)	420	4,451	(3)	2	3,663
Net earnings (loss)						**567**		**—**	**567**
Other comprehensive income (loss)							**(14)**	**—**	**(14)**
Dividends ($1.48 per share)						**(449)**			**(449)**
Replacement share-based awards issued in connection with Sovos Brands, Inc. acquisition[1]					**42**				**42**
Treasury stock purchased			**(2)**	**(67)**					**(67)**
Treasury stock issued under stock-based compensation plans			**2**	**79**	**(25)**	**—**			**54**
Balance at July 28, 2024	**323**	**$ 12**	**(25)**	**$ (1,207)**	**$ 437**	**$ 4,569**	**$ (17)**	**$ 2**	**$ 3,796**

[1] See Note 3 for additional information.

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

In this Report, unless otherwise stated, the terms "we," "us," "our" and the "company" refer to Campbell Soup Company and its consolidated subsidiaries.

We are a manufacturer and marketer of high-quality, branded food and beverage products.

Basis of Presentation — The consolidated financial statements include our accounts and entities in which we maintain a controlling financial interest. Intercompany transactions are eliminated in consolidation. Our fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 2024, 2023, and 2022. There will be 53 weeks in 2025.

Use of Estimates — Generally accepted accounting principles require management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition — Our revenues primarily consist of the sale of food and beverage products through our own sales force and/or third-party brokers and distribution partners. Revenues are recognized when our performance obligation has been satisfied and control of the product passes to our customers, which typically occurs when products are delivered. Shipping and handling costs incurred to deliver the product are recorded within Cost of products sold. Amounts billed and due from our customers are classified as Accounts receivable in the Consolidated Balance Sheets and require payment on a short-term basis. Revenues are recognized net of provisions for returns, discounts and certain sales promotion expenses, such as feature price discounts, in-store display incentives, cooperative advertising programs, new product introduction fees and coupon redemption costs. These forms of variable consideration are recognized upon sale. The recognition of costs for promotion programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors, including expected volume. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the quarterly or annual financial statements. Differences between estimates and actual costs are recognized as a change in estimate in a subsequent period. Revenues are presented on a net basis for arrangements under which suppliers perform certain additional services. See Note 7 for additional information on disaggregation of revenue.

Cash and Cash Equivalents — All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories — All inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment — Property, plant and equipment are recorded at historical cost and are depreciated over estimated useful lives using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 20 years, respectively. Assets are evaluated for impairment when conditions indicate that the carrying value may not be recoverable. Such conditions include significant adverse changes in business climate or a plan of disposal. Repairs and maintenance are charged to expense as incurred.

Goodwill and Intangible Assets — Goodwill and intangible assets deemed to have indefinite lives are not amortized but rather are tested at least annually in the fourth quarter for impairment, or more often if events or changes in circumstances indicate that the carrying amount of the asset may be impaired.

Goodwill is tested for impairment at the reporting unit level. A reporting unit represents an operating segment or a component of an operating segment. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We may elect not to perform the qualitative assessment for some or all reporting units and perform a quantitative impairment test. Fair value is determined based on discounted cash flow analyses. The discounted estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, weighted average costs of capital and future economic and market conditions. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. An impairment charge is recognized for the amount by which the carrying value of the reporting unit exceeds fair value, limited to the amount of goodwill in the reporting unit.

Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to the carrying value. Fair value is determined using a relief from royalty valuation method based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, weighted average costs of capital and assumed royalty rates. If the carrying value exceeds fair value, an impairment charge will be recorded to reduce the asset to fair value.

Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset may not be recoverable. Undiscounted cash flow analyses are used to determine if the carrying amount of the asset is recoverable. If impairment is determined to exist, the charge is calculated based on estimated fair value.

See Note 6 for more information.

Leases — We determine if an agreement is or contains a lease at inception by evaluating if an identified asset exists that we control for a period of time. When a lease exists, we record a right-of-use (ROU) asset and a corresponding lease liability on our Consolidated Balance Sheets. ROU assets represent our right to use an underlying asset for the lease term and the corresponding liabilities represent an obligation to make lease payments during the term. We have elected not to record leases with a term of 12 months or less on our Consolidated Balance Sheets.

ROU assets are recorded on our Consolidated Balance Sheets at lease commencement based on the present value of the corresponding liabilities and are adjusted for any prepayments, lease incentives received, or initial direct costs incurred. To calculate the present value of our lease liabilities, we use a country-specific collateralized incremental borrowing rate based on the lease term at commencement. The measurement of our ROU assets and liabilities includes all fixed payments and any variable payments based on an index or rate.

Our leases generally include options to extend or terminate use of the underlying assets. These options are included in the lease term used to determine ROU assets and corresponding liabilities when we are reasonably certain we will exercise.

Our lease arrangements typically include non-lease components, such as common area maintenance and labor. We account for each lease and any non-lease components associated with that lease as a single lease component for all underlying asset classes with the exception of certain production assets. Accordingly, all costs associated with a lease contract are disclosed as lease costs. This includes any variable payments that are not dependent on an index or a rate and which are expensed as incurred.

Operating leases expense is recognized on a straight-line basis over the lease term with the expense recorded in Cost of products sold, Marketing and selling expenses, or Administrative expenses depending on the nature of the leased item.

For finance leases, the amortization of ROU lease assets is recognized on a straight-line basis over the shorter of the estimated useful life of the underlying asset or the lease term in Cost of products sold, Marketing and selling expenses, or Administrative expenses depending on the nature of the leased item. Interest expense on finance lease obligations is recorded using the effective interest method over the lease term and is recorded in Interest expense.

All operating lease cash payments and interest on finance leases are recorded within Net cash provided by operating activities and all finance lease principal payments are recorded within Net cash used in financing activities in our Consolidated Statements of Cash Flows.

See Note 11 for more information.

Derivative Financial Instruments — We use derivative financial instruments primarily for purposes of hedging exposures to fluctuations in foreign currency exchange rates, interest rates, commodities and equity-linked employee benefit obligations. We enter into these derivative contracts for periods consistent with the related underlying exposures, and the contracts do not constitute positions independent of those exposures. We do not enter into derivative contracts for speculative purposes and do not use leveraged instruments. Our derivative programs include strategies that qualify and strategies that do not qualify for hedge accounting treatment. To qualify for hedge accounting, the hedging relationship, both at inception of the hedge and on an ongoing basis, is expected to be highly effective in achieving offsetting changes in the fair value of the hedged risk during the period that the hedge is designated.

All derivatives are recognized on the balance sheet at fair value. For derivatives that qualify for hedge accounting, we designate the derivative as a hedge of the fair value of a recognized asset or liability or a firm commitment (fair-value hedge) or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge). Some derivatives may also be considered natural hedging instruments (changes in fair value act as economic offsets to changes in fair value of the underlying hedged item) and are not designated for hedge accounting.

Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of a fair-value hedge, along with the gain or loss on the underlying hedged asset or liability (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of cash-flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows. For derivatives that are designated and qualify as hedging instruments, the initial fair value of hedge components excluded from the assessment of effectiveness is recognized in earnings under a systematic and rational method over the life of the hedging instrument and is presented in the same statement of earnings line item as the earnings effect of the hedged item. Any difference between the change in the fair value of the hedge components excluded from the assessment of effectiveness and the amounts recognized in earnings is recorded as a component of other comprehensive income (loss). Changes in the fair value of derivatives that are not designated for hedge accounting are recognized in current-period earnings.

Cash flows from derivative contracts are included in Net cash provided by operating activities.

Advertising Production Costs — Advertising production costs are expensed in the period that the advertisement first takes place or when a decision is made not to use an advertisement.

Research and Development Costs — The costs of research and development are expensed as incurred. Costs include expenditures for new product and manufacturing process innovation, and improvements to existing products and processes. Costs primarily consist of salaries, wages, consulting, and depreciation and maintenance of research facilities and equipment.

Income Taxes — Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

2. Recent Accounting Pronouncements

Recently Adopted

In December 2019, the Financial Accounting Standards Board (FASB) issued guidance on simplifying the accounting for income taxes. The guidance removes certain exceptions to the general principles of accounting for income taxes and also improves consistent application of accounting by clarifying or amending existing guidance. We adopted the guidance in the first quarter of 2022. The adoption did not have an impact on our consolidated financial statements.

In September 2022, the FASB issued guidance that enhances the transparency of supplier finance programs by requiring disclosure of the key terms of these programs and a related rollforward of these obligations to understand the effect on working capital, liquidity and cash flows. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods in those fiscal years, except for the rollforward requirement, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. We adopted the guidance in the fourth quarter of 2023, with the exception of the rollforward information. The adoption did not have a material impact on our consolidated financial statements. See Note 19 for additional information.

Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued guidance to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. In addition, the guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment and contains other disclosure requirements. The purpose of the guidance is to enable investors to better understand an entity's overall performance and assess potential future cash flows. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact that the new guidance will have on our consolidated financial statements.

In December 2023, the FASB issued guidance to improve income tax disclosures by requiring disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. We are currently evaluating the impact that the new guidance will have on our consolidated financial statements.

3. Acquisition

On August 7, 2023, we entered into a merger agreement to acquire Sovos Brands, Inc. (Sovos Brands) for $23.00 per share. On March 12, 2024, we completed the acquisition. Sovos Brands' portfolio includes a variety of pasta sauces, dry pasta, soups, frozen entrées, frozen pizza and yogurts, all of which are sold in North America under the brand names *Rao's, Michael Angelo's* and *noosa*. Total purchase consideration was $2.899 billion, which was determined as follows:

(Millions)		
Cash consideration paid to Sovos Brands shareholders[1]	$	2,307
Cash paid for share-based awards[2]		32
Cash consideration paid directly to shareholders	$	**2,339**
Cash paid for transaction costs of Sovos Brands		32
Repayment of Sovos Brands existing indebtedness and accrued interest		486
Total cash consideration	$	**2,857**
Fair value of replacement share-based awards[3]		42
Total consideration	$	**2,899**

---

[1] Consideration paid to Sovos Brands shareholders which reflects $23.00 per share.

[2] Represents cash paid to equity award holders of Sovos Brands restricted stock and restricted stock unit awards attributable to pre-combination service. This excludes $3 million of cash paid that was recognized as expense.

[3] We issued replacement equity awards in settlement of certain Sovos Brands equity awards that did not become vested in connection with the acquisition. The portion of fair value of the replacement awards attributable to pre-combination service was $42 million and is included in the purchase consideration. We recognized $26 million of expense related to accelerated vesting of certain replacement awards.

The cash portion of the acquisition was funded through a Delayed Draw Term Loan Credit Agreement (the 2024 DDTL Credit Agreement) of $2 billion and cash on hand. See Note 13 for additional information.

The table below presents the fair value that was allocated to acquired assets and assumed liabilities:

(Millions)	Estimated Fair Value	
Cash	$	240
Accounts receivable		96
Inventories		130
Other current assets		5
Plant assets		100
Other intangible assets		1,776
Other assets		16
Total assets acquired	$	**2,363**
Accounts payable	$	96
Accrued liabilities		56
Accrued income taxes		1
Long-term debt		9
Deferred taxes		407
Other liabilities		11
Total liabilities assumed	$	**580**
Net assets acquired	$	1,783
Goodwill		1,116
Total consideration	$	**2,899**

The excess of the purchase price over the estimated fair values of identifiable net assets was recorded as $1.116 billion of goodwill. The goodwill is not deductible for tax purposes. The goodwill was primarily attributable to future growth opportunities, anticipated synergies, and intangible assets that did not qualify for separate recognition. The goodwill is included in the Meals & Beverages segment.

The purchase price allocation of Sovos Brands is preliminary and is subject to the finalization of certain items, including valuations and tax balances, which will be completed within the allowable measurement period.

The identifiable intangible assets of Sovos Brands consist of:

(Millions)	Type	Life in Years			Value	
Trademarks	Non-amortizable	Indefinite			$	1,470
Trademarks	Amortizable	20				76
Customer relationships	Amortizable	20	to	30		230
Total identifiable intangible assets					$	1,776

The fair value of trademarks is determined using a relief from royalty valuation method based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, weighted average costs of capital and assumed royalty rates. As of July 28, 2024, Sovos Brands amortizable intangible assets had a weighted-average remaining useful life of 27 years.

We incurred transaction costs and integration costs, including costs to achieve synergies, of $128 million associated with the Sovos Brands acquisition in 2024. Approximately $35 million represented transaction costs, including outside advisory costs, recorded in Other expenses / (income). In addition, we recognized $2 million in Interest expense related to financing fees associated with the 2024 DDTL Credit Agreement. Integration costs included expenses associated with accelerated vesting of replacement awards, severance and retention bonuses, amortization of the acquisition date fair value adjustment to inventories and other costs. Integration costs recognized in 2024 included the following:

- $18 million in Costs of products sold, $17 million of which related to the amortization of the acquisition date fair value adjustment to inventories;

- $3 million of Marketing and selling expenses;

- $47 million of Administrative expenses;

- $2 million of Research and development expenses; and

- $21 million of Restructuring charges to achieve synergies. See Note 8 for additional information.

For the period March 12, 2024 through July 28, 2024, the Sovos Brands acquisition contributed $423 million to Net sales and a loss of $84 million to Net earnings, including the effect of transaction and integration costs and interest expense on the debt to finance the acquisition.

The following unaudited summary information is presented on a consolidated pro forma basis as if the Sovos Brands acquisition had occurred on August 1, 2022:

(Millions)	2024		2023	
Net sales	$	10,354	$	10,316
Net earnings attributable to Campbell Soup Company	$	592	$	677

The pro forma results are not necessarily indicative of the combined results had the Sovos Brands acquisition been completed on August 1, 2022, nor are they indicative of future combined results. The pro forma amounts include adjustments to interest expense for financing the acquisition, to amortization and depreciation expense based on the estimated fair value and useful lives of intangible assets and plant assets, and related tax effects. The pro forma results include adjustments to reflect amortization of the acquisition date fair value adjustment to inventories, expenses related to accelerated vesting of replacement awards and severance and retention bonuses as of August 1, 2022.

4. Divestiture

On May 30, 2023, we completed the sale of our Emerald nuts business for $41 million. We recognized a pre- and after-tax loss on the sale of $13 million. In connection with the sale, we provided certain transition services to support the business. The business had net sales of $51 million in 2023 and $66 million in 2022. Earnings were not material in the periods. The results of the business through the date of sale were reflected within the Snacks reportable segment.

5. Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) consisted of the following:

(Millions)	Foreign Currency Translation Adjustments[1]		Cash-Flow Hedges[2]		Pension and Postretirement Benefit Plan Adjustments[3]		Total Accumulated Comprehensive Income (Loss)	
Balance at August 1, 2021	$	6	$	(4)	$	3	$	5
Other comprehensive income (loss) before reclassifications		(6)		14		—		8
Losses (gains) reclassified from accumulated other comprehensive income (loss)		—		(10)		(1)		(11)
Net current-period other comprehensive income (loss)		(6)		4		(1)		(3)
Balance at July 31, 2022	$	—	$	—	$	2	$	2
Other comprehensive income (loss) before reclassifications		(1)		4		—		3
Losses (gains) reclassified from accumulated other comprehensive income (loss)		—		(8)		—		(8)
Net current-period other comprehensive income (loss)		(1)		(4)		—		(5)
Balance at July 30, 2023	$	(1)	$	(4)	$	2	$	(3)
Other comprehensive income (loss) before reclassifications		**(9)**		**(4)**		**—**		**(13)**
Losses (gains) reclassified from accumulated other comprehensive income (loss)		**—**		**(1)**		**—**		**(1)**
Net current-period other comprehensive income (loss)		**(9)**		**(5)**		**—**		**(14)**
Balance at July 28, 2024	**$**	**(10)**	**$**	**(9)**	**$**	**2**	**$**	**(17)**

___

[1] Included no tax as of July 28, 2024, July 30, 2023, July 31, 2022, and August 1, 2021.

[2] Included a tax benefit of $2 million as of July 28, 2024, and $1 million as of July 30, 2023, no tax as of July 31, 2022, and a tax benefit of $1 million as of August 1, 2021.

[3] Included tax expense of $1 million as of July 28, 2024, July 30, 2023, July 31, 2022, and August 1, 2021.

Amounts related to noncontrolling interests were not material.

The amounts reclassified from Accumulated other comprehensive income (loss) consisted of the following:

(Millions)		2024		2023		2022	Location of Loss (Gain) Recognized in Earnings
Losses (gains) on cash-flow hedges:							
Commodity contracts	$	—	$	(3)	$	(14)	Cost of products sold
Foreign exchange contracts		(3)		(8)		1	Cost of products sold
Forward starting interest rate swaps		2		1		1	Interest expense
Total before tax		(1)		(10)		(12)	
Tax expense (benefit)		—		2		2	
Loss (gain), net of tax	$	(1)	$	(8)	$	(10)	
Pension and postretirement benefit adjustments:							
Prior service credit	$	—	$	—	$	(1)	Other expenses / (income)
Tax expense (benefit)		—		—		—	
Loss (gain), net of tax	$	—	$	—	$	(1)	

6. Goodwill and Intangible Assets

Goodwill

The following table shows the changes in the carrying amount of goodwill:

(Millions)	Meals & Beverages		Snacks		Total	
Net balance at July 31, 2022	$	993	$	2,986	$	3,979
Divestiture[1]		—		(11)		(11)
Foreign currency translation adjustment		(3)		—		(3)
Net balance at July 30, 2023	$	990	$	2,975	$	3,965
Acquisition[2]		1,116		—		1,116
Foreign currency translation adjustment		(4)		—		(4)
Net balance at July 28, 2024	$	2,102	$	2,975	$	5,077

---

[1] See Note 4 for additional information on the sale of the Emerald nuts business.

[2] See Note 3 for additional information on the acquisition of Sovos Brands.

Intangible Assets

The following table summarizes balance sheet information for intangible assets, excluding goodwill:

| (Millions) | 2024 | | | | | 2023 | | | | |
	Cost		Accumulated Amortization		Net		Cost		Accumulated Amortization	Net
Amortizable intangible assets										
Customer relationships[1]	$	1,060	$	(300)	$	760	$ 830	$ (229)	$	601
Definite-lived trademarks[1]		76		(2)		74	—	—		—
Total amortizable intangible assets	$	1,136	$	(302)	$	834	$ 830	$ (229)	$	601
Indefinite-lived trademarks										
Rao's[1]					$	1,470			$	—
Snyder's of Hanover						620				620
Lance						350				350
Kettle Brand						318				318
Pace						292				292
Pacific Foods						280				280
Cape Cod						187				187
Various other Snacks[2]						365				494
Total indefinite-lived trademarks					$	3,882			$	2,541
Total net intangible assets					$	4,716			$	3,142

---

[1] As part of the Sovos Brands acquisition, we acquired the *Rao's* indefinite-lived trademark of $1.47 billion, customer relationships of $230 million and definite-lived trademarks of $76 million. See Note 3 for additional information.

[2] Associated with the acquisition of Snyder's-Lance, Inc. (Snyder's-Lance) and includes the *Pop Secret* and Allied brands trademarks.

Amortization expense was $73 million for 2024, $48 million for 2023 and $41 million for 2022. Amortization expense in 2024 and 2023 included accelerated amortization expense of $27 million and $7 million, respectively, on customer relationships which began in the fourth quarter of 2023 due to the loss of certain contract manufacturing customers. As of July 28, 2024, amortizable intangible assets had a weighted-average remaining useful life of 19 years. Amortization expense is estimated to be approximately $71 million in 2025 and $46 million per year for the following four years.

In the fourth quarter of 2024, we recognized an impairment charge of $53 million on certain salty snacks and cookie trademarks within our Snacks segment, including *Tom's*, *Jays*, *Kruncher's*, *O-Ke-Doke*, *Stella D'oro* and *Archway*, collectively referred to as our "Allied brands." In 2024, sales and operating performance were below expectations due in part to competitive pressure and reduced margins. In the fourth quarter of 2024, based on recent performance, we reevaluated the position of the

Allied brands within our portfolio and lowered our near-term and long-term outlook for future sales and operating performance. As of July 28, 2024, the carrying value of the Allied brands trademark was $43 million.

In the fourth quarter of 2024, we performed an assessment on the assets in our Pop Secret popcorn business within our Snacks segment as sales and operating performance were below expectations due in part to competitive pressure and reduced margins, and as we pursued divesting the business. As a result of these factors, in the fourth quarter of 2024, we reduced our long-term outlook for the business and recognized an impairment charge of $76 million on the trademark. As of July 28, 2024, the carrying value of the trademark was $28 million. The sale of the business was completed on August 26, 2024.

The impairment charges were recorded in Other expenses / (income) in the Consolidated Statement of Earnings.

The $1.47 billion carrying value of the *Rao's* trademark associated with the Sovos Brands acquisition approximates fair value. Excluding the carrying value of the *Rao's* trademark and the *Pop Secret* trademark, as of the 2024 annual impairment testing, indefinite-lived trademarks with approximately 10% or less of excess coverage of fair value over carrying value had an aggregate carrying value of $1.293 billion and included the *Snyder's of Hanover*, *Pace*, *Pacific Foods* and certain other Snacks trademarks.

The estimates of future cash flows used in determining the fair value of goodwill and intangible assets involve significant management judgment and are based upon assumptions about expected future operating performance, assumed royalty rates, economic conditions, market conditions and cost of capital. Inherent in estimating the future cash flows are uncertainties beyond our control, such as changes in capital markets. The actual cash flows could differ materially from management's estimates due to changes in business conditions, operating performance and economic conditions.

7. Segment Information

Our reportable segments are as follows:

- Meals & Beverages, which consists of our soup, simple meals and beverages products in retail and foodservice in the U.S. and Canada. The segment includes the following products: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth and stocks; *Pacific Foods* broth, soups and non-dairy beverages; *Prego* pasta sauces; *Pace* Mexican sauces; *Campbell's* gravies, pasta, beans and dinner sauces; *Swanson* canned poultry; *V8* juices and beverages; *Campbell's* tomato juice; and as of March 12, 2024, *Rao's* pasta sauces, dry pasta, frozen entrées, frozen pizza and soups; *Michael Angelo's* frozen entrées and pasta sauces; and *noosa* yogurts. The segment also includes snacking products in foodservice and Canada; and

- Snacks, which consists of Pepperidge Farm cookies*, crackers, fresh bakery and frozen products, including *Goldfish* crackers*, *Snyder's of Hanover* pretzels*, *Lance* sandwich crackers*, *Cape Cod* potato chips*, *Kettle Brand* potato chips*, *Late July* snacks*, *Snack Factory* pretzel crisps*, and other snacking products in retail in the U.S. We refer to the * brands as our "power brands." The segment also includes the retail business in Latin America. The segment included the results of our Emerald nuts business, which was sold on May 30, 2023, and our Pop Secret popcorn business, which was sold on August 26, 2024.

We evaluate segment performance before interest, taxes and costs associated with restructuring activities, cost savings and optimization initiatives, impairment charges and corporate expenses. Unrealized gains and losses on outstanding undesignated commodity hedging activities are excluded from segment operating earnings and are recorded in Corporate as these open positions represent hedges of future purchases. Upon closing of the contracts, the realized gain or loss is transferred to segment operating earnings, which allows the segments to reflect the economic effects of the hedge without exposure to quarterly volatility of unrealized gains and losses. Only the service cost component of pension and postretirement expense is allocated to segments. All other components of expense, including interest cost, expected return on assets, amortization of prior service credits and recognized actuarial gains and losses are reflected in Corporate and not included in segment operating results. Asset information by segment is not discretely maintained for internal reporting or used in evaluating performance.

Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 22% of consolidated net sales in 2024, 2023, and 2022. Both of our reportable segments sold products to Wal-Mart Stores, Inc. or its affiliates.

(Millions)	2024		2023		2022	
Net sales						
Meals & Beverages	$	5,258	$	4,907	$	4,607
Snacks		4,378		4,450		3,955
Total	$	9,636	$	9,357	$	8,562

(Millions)		2024		2023		2022
Earnings before interest and taxes						
Meals & Beverages	$	**974**	$	894	$	874
Snacks		**648**		640		517
Corporate income (expense)[1]		**(584)**		(206)		(223)
Restructuring charges[2]		**(38)**		(16)		(5)
Total	$	**1,000**	$	1,312	$	1,163

(Millions)		2024		2023		2022
Depreciation and amortization						
Meals & Beverages	$	**163**	$	151	$	131
Snacks		**228**		211		185
Corporate[3]		**20**		25		21
Total	$	**411**	$	387	$	337

(Millions)		2024		2023		2022
Capital expenditures						
Meals & Beverages	$	**147**	$	129	$	76
Snacks		**279**		199		120
Corporate[3]		**91**		42		46
Total	$	**517**	$	370	$	242

---

[1] Represents unallocated items. Pension and postretirement actuarial gains and losses are included in Corporate. There were actuarial losses of $33 million in 2024, gains of $15 million in 2023, and losses of $44 million in 2022. Costs related to the cost savings and optimization initiatives were $92 million, $50 million and $26 million in 2024, 2023 and 2022, respectively. Unrealized mark-to-market adjustments on outstanding undesignated commodity hedges were losses of $22 million in 2024, gains of $21 million in 2023, and losses of $59 million in 2022. Accelerated amortization expense related to customer relationship intangible assets was $27 million and $7 million in 2024 and 2023, respectively. Costs associated with the acquisition of Sovos Brands were $105 million and $5 million in 2024 and 2023, respectively. Intangible asset impairment charges were $129 million in 2024. Costs of $3 million related to a cybersecurity incident were included in 2024. Litigation expenses related to the Plum baby food and snacks business, which was divested on May, 3, 2021, and certain other litigation matters were $5 million and were included in 2024. A loss of $13 million on the sale of our Emerald nuts business was included in 2023.

[2] See Note 8 for additional information.

[3] Represents primarily corporate offices and enterprise-wide information technology systems.

Our net sales based on product categories are as follows:

(Millions)		2024		2023		2022
Net sales						
Soup	$	**2,709**	$	2,740	$	2,615
Snacks		**4,597**		4,643		4,103
Other simple meals		**1,618**		1,205		1,091
Beverages		**712**		769		753
Total	$	**9,636**	$	9,357	$	8,562

Soup includes various soup, broths and stock products. Snacks include cookies, pretzels, crackers, popcorn, potato chips, tortilla chips and other salty snacks and baked products. Other simple meals include sauces, yogurts, pasta, frozen entrées, canned poultry, frozen pizza, gravies and beans. Beverages include *V8* juices and beverages, *Campbell's* tomato juice and *Pacific Foods* non-dairy beverages.

We are a North American focused company with over 90% of our net sales and long-lived assets related to our U.S. operations.

8. Restructuring Charges, Cost Savings Initiatives and Other Optimization Initiatives

Multi-year Cost Savings Initiatives and Snyder's-Lance Cost Transformation Program and Integration

Continuing Operations

Beginning in 2015, we implemented initiatives to reduce costs and to streamline our organizational structure.

Over the years, we expanded these initiatives by continuing to optimize our supply chain and manufacturing networks, as well as our information technology infrastructure.

On March 26, 2018, we completed the acquisition of Snyder's-Lance. Prior to the acquisition, Snyder's-Lance launched a cost transformation program following a comprehensive review of its operations with the goal of significantly improving its financial performance. We continued to implement this program and identified opportunities for additional cost synergies as we integrated Snyder's-Lance.

In 2022, we expanded these initiatives as we continued to pursue cost savings by further optimizing our supply chain and manufacturing network and through effective cost management. In the second quarter of 2023, we announced plans to consolidate our Snacks offices in Charlotte, North Carolina, and Norwalk, Connecticut, into our headquarters in Camden, New Jersey.

A summary of the pre-tax charges recorded in the Consolidated Statements of Earnings related to these initiatives is as follows:

(Millions)	2024	2023	2022	Recognized as of July 28, 2024
Restructuring charges	$ 17	$ 16	$ 5	$ 297
Administrative expenses	54	24	20	437
Cost of products sold	26	18	5	128
Marketing and selling expenses	4	5	1	23
Research and development expenses	3	3	—	10
Total pre-tax charges	$ 104	$ 66	$ 31	$ 895

A summary of the pre-tax costs associated with these initiatives is as follows:

(Millions)	Recognized as of July 28, 2024
Severance pay and benefits	$ 253
Asset impairment/accelerated depreciation	134
Implementation costs and other related costs	508
Total	$ 895

Of the aggregate $895 million pre-tax costs incurred to date, approximately $720 million were cash expenditures. In addition, we invested $543 million in capital expenditures as of July 28, 2024. The capital expenditures primarily related to a U.S. warehouse optimization project, improvement of quality, safety and cost structure across the Snyder's-Lance manufacturing network, optimization of production within our Meals & Beverages manufacturing network, optimization of information technology infrastructure and applications, implementation of our existing SAP enterprise-resource planning system for Snyder's-Lance, enhancements to our headquarters in Camden, New Jersey, and optimization of the Snyder's-Lance warehouse and distribution network.

A summary of the restructuring activity and related reserves at July 28, 2024, is as follows:

(Millions)	Severance Pay and Benefits	Implementation Costs and Other Related Costs[3]	Asset Impairment/ Accelerated Depreciation	Other Non-Cash Exit Costs[4]	Total Charges
Accrued balance at July 31, 2022	$ 7				
2023 charges	13	26	24	3	$ 66
2023 cash payments	(7)				
Accrued balance at July 30, 2023[1]	$ 13				
2024 charges	**13**	**41**	**28**	**22**	**$ 104**
2024 cash payments	**(8)**				
Accrued balance at July 28, 2024[2]	**$ 18**				

---

[1] Includes $7 million of severance pay and benefits recorded in Other liabilities in the Consolidated Balance Sheet.

[2] Includes $7 million of severance pay and benefits recorded in Other liabilities in the Consolidated Balance Sheet.

[3] Includes other costs recognized as incurred that are not reflected in the restructuring reserves in the Consolidated Balance Sheets. The costs are included in Administrative expenses, Cost of products sold, Marketing and selling expenses and Research and development expenses in the Consolidated Statements of Earnings.

[4] Includes non-cash costs that are not reflected in the restructuring reserves in the Consolidated Balance Sheets.

Segment operating results do not include restructuring charges, implementation costs and other related costs because we evaluate segment performance excluding such charges. A summary of the pre-tax costs associated with segments is as follows:

(Millions)	2024	Costs Incurred to Date
Meals & Beverages	$ 37	$ 288
Snacks	38	383
Corporate	29	224
Total	$ 104	$ 895

As of July 28, 2024, we have substantially completed the multi-year cost saving initiatives and Snyder's-Lance cost transformation program and integration. Certain phases that have not been fully implemented will be incorporated into the new cost savings initiatives described below.

Sovos Brands Integration Initiatives

On March 12, 2024, we completed the acquisition of Sovos Brands. See Note 3 for additional information. We have identified opportunities for cost synergies as we integrate Sovos Brands.

In 2024, we recorded Restructuring charges of $21 million related to initiatives to achieve the synergies. The charges incurred in 2024 were associated with the Meals & Beverages segment.

A summary of the restructuring activity and related reserves associated with the Sovos Brands integration at July 28, 2024, is as follows:

(Millions)	Severance Pay and Benefits
2024 charges	$ 21
2024 cash payments	(3)
Accrued balance at July 28, 2024[1]	$ 18

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[1] Includes $5 million of severance pay and benefits recorded in Other liabilities in the Consolidated Balance Sheet.

Beginning in 2025, the initiatives to achieve synergies will be incorporated into the new cost savings initiatives described below.

2025 Cost Savings Initiatives

On September 10, 2024, we announced plans to implement new cost savings initiatives beginning in 2025, including initiatives to further optimize our supply chain and manufacturing network, optimization of our information technology infrastructure and targeted cost management. We also identified additional opportunities for cost synergies as we integrate Sovos Brands. As mentioned above, we substantially completed our existing multi-year cost savings initiatives and Snyder's-Lance cost transformation program and integration. Certain initiatives from that program have been incorporated into our new cost savings initiatives. Cost estimates for these new initiatives, as well as timing for certain activities, are continuing to be developed.

The total estimated pre-tax costs for actions that have been identified to date are approximately $180 million and we expect to incur substantially all of the costs through 2028. These estimates will be updated as the detailed plans are developed. We expect the costs for the actions that have been identified to date to consist of the following: approximately $25 million in severance pay and benefits; approximately $45 million in asset impairment and accelerated depreciation; and approximately $110 million in implementation costs and other related costs. We expect these pre-tax costs to be associated with our segments as follows: Meals & Beverages - approximately 80%; Snacks - approximately 5% and Corporate - approximately 15%. Of the aggregate $180 million of pre-tax costs identified to date, we expect approximately $135 million will be cash expenditures. In addition, we expect to invest approximately $235 million in capital expenditures.

Other Optimization Initiatives

In the second quarter of 2024, we began implementation of a new initiative to improve the effectiveness of our Snacks direct-store-delivery route-to-market network. Pursuant to this initiative we will purchase certain Pepperidge Farm and Snyder's-Lance routes where there are opportunities to unlock greater scale in select markets, combine them and sell the combined routes to independent contractor distributors. We expect to execute this program in a staggered rollout and to incur expenses of up to approximately $115 million through 2029. In 2024, we incurred $5 million in Marketing and selling expenses related to this initiative.

9. Earnings per Share (EPS)

For the periods presented in the Consolidated Statements of Earnings, the calculations of basic EPS and EPS assuming dilution vary in that the weighted average shares outstanding assuming dilution include the incremental effect of stock options and other share-based payment awards, except when such effect would be antidilutive. The earnings per share calculation for 2024 and 2023 excludes less than 1 million stock options that would have been antidilutive. The earnings per share calculation for 2022 excludes approximately 1 million stock options that would have been antidilutive.

10. Pension and Postretirement Benefits

Pension Benefits — We sponsor a number of noncontributory defined benefit pension plans to provide retirement benefits to eligible U.S. and non-U.S. employees. The benefits provided under these plans are based primarily on years of service and compensation levels. Benefits are paid from funds previously provided to trustees or are paid directly by us from general funds. In 1999, we implemented significant amendments to certain U.S. pension plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit continued to accrue for fifteen years for certain active employees participating in the plans under the old formula prior to the amendments. Employees will receive the benefit from either the new or old formula, whichever is higher. Effective as of January 1, 2011, our U.S. pension plans were amended so that employees hired or rehired on or after that date and who are not covered by collective bargaining agreements will not be eligible to participate in the plans. All collective bargaining units adopted this amendment by December 31, 2011.

In June 2023, we settled $245 million of our pension benefit obligations associated with approximately 6,000 retired participants that were receiving benefits within our U.S. defined benefit pension plans. A group annuity contract was purchased on behalf of these participants with a third-party insurance provider and funded directly by $241 million from the assets of our pension plans, resulting in an actuarial gain of $4 million.

Postretirement Benefits — We provide postretirement benefits, including health care and life insurance to eligible retired U.S. employees, and where applicable, their dependents. Accordingly, we sponsor a retiree medical program for eligible retired U.S. employees and fund applicable retiree medical accounts intended to provide reimbursement for eligible health care expenses on a tax-favored basis for retirees who satisfy certain eligibility requirements. Effective as of January 1, 2019, we no longer sponsor our own retiree medical coverage for substantially all retired U.S. employees that are Medicare eligible. Instead, we offer these Medicare-eligible retirees access to health care coverage through a private exchange and offer a health reimbursement account to subsidize benefits for a select group of such retirees. We also provide postretirement life insurance to all eligible U.S. employees who retired prior to January 1, 2018, as well as certain eligible retired employees covered by one of our collective bargaining agreements who retired prior to January 1, 2023.

Determining net periodic benefit expense (income) is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Actuarial gains and losses are recognized immediately in Other expenses / (income) in the Consolidated Statements of Earnings as of the measurement date, which is our fiscal year end, or more frequently if an interim remeasurement is required. We use the fair value of plan assets to calculate the expected return on plan assets.

Components of net periodic benefit expense (income) were as follows:

(Millions)	Pension						Postretirement					
	2024		2023		2022		2024		2023		2022	
Service cost	$	13	$	13	$	16	$	—	$	—	$	—
Interest cost		65		73		49		8		7		3
Expected return on plan assets		(80)		(100)		(118)		—		—		—
Amortization of prior service credit		—		1		—		—		(1)		(1)
Actuarial losses (gains)		33		(6)		80		—		(9)		(36)
Net periodic benefit expense (income)	$	31	$	(19)	$	27	$	8	$	(3)	$	(34)

The components of net periodic benefit expense (income) other than the service cost component are included in Other expenses / (income) in the Consolidated Statements of Earnings.

The pension actuarial losses recognized in 2024 were primarily due to decreases in discount rates used to determine the benefit obligation and plan experience, partially offset by gains on plan assets. The pension actuarial gains recognized in 2023 were primarily due to increases in discount rates used to determine the benefit obligation and the gain from the annuity settlement, partially offset by losses on plan assets and plan experience. The pension actuarial losses recognized in 2022 were primarily due to losses on plan assets, partially offset by increases in discount rates used to determine the benefit obligation.

The postretirement actuarial gains recognized in 2023 and 2022 were primarily due to increases in discount rates used to determine the benefit obligation.

Change in benefit obligation:

(Millions)	Pension				Postretirement			
	2024		2023		2024		2023	
Obligation at beginning of year	$	1,257	$	1,737	$	153	$	172
Service cost		13		13		—		—
Interest cost		65		73		8		7
Actuarial losses (gains)		38		(108)		—		(9)
Benefits paid		(101)		(104)		(16)		(17)
Settlements		—		(352)		—		—
Other		(1)		—		—		—
Foreign currency adjustment		(4)		(2)		—		—
Benefit obligation at end of year	$	1,267	$	1,257	$	145	$	153

Change in the fair value of pension plan assets:

(Millions)	2024		2023	
Fair value at beginning of year	$	1,316	$	1,763
Actual return on plan assets		86		(1)
Employer contributions		1		1
Benefits paid		(91)		(91)
Settlements		—		(352)
Foreign currency adjustment		(5)		(4)
Fair value at end of year	$	1,307	$	1,316

Net amounts recognized in the Consolidated Balance Sheets:

(Millions)	Pension 2024	Pension 2023	Postretirement 2024	Postretirement 2023
Other assets	$ 143	$ 164	$ —	$ —
Accrued liabilities	10	10	17	18
Other liabilities	93	95	128	135
Net amounts recognized asset / (liability)	$ 40	$ 59	$ (145)	$ (153)

Amounts recognized in Accumulated other comprehensive income (loss) consist of:

(Millions)	Postretirement 2024	Postretirement 2023
Prior service credit (cost)	$ 3	$ 3

The following table provides information for pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets:

(Millions)	2024	2023
Projected benefit obligation	$ 103	$ 105
Accumulated benefit obligation	$ 102	$ 104
Fair value of plan assets	$ —	$ —

The accumulated benefit obligation for all pension plans was $1.247 billion at July 28, 2024, and $1.24 billion at July 30, 2023.

Weighted-average assumptions used to determine benefit obligations at the end of the year:

	Pension 2024	Pension 2023	Postretirement 2024	Postretirement 2023
Discount rate	5.28%	5.46%	5.23%	5.47%
Rate of compensation increase	3.23%	3.23%	3.25%	3.25%
Interest crediting rate	4.00%	4.00%	Not applicable	

Weighted-average assumptions used to determine net periodic benefit cost for the years ended:

	Pension 2024	Pension 2023	Pension 2022
Discount rate	5.46%	5.03%	3.13%
Expected return on plan assets	6.38%	6.40%	5.82%
Rate of compensation increase	3.23%	3.23%	3.23%
Interest crediting rate	4.00%	4.00%	4.00%

The discount rate is established as of the measurement date. In establishing the discount rate, we review published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payments of the plans. The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering our current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class and a premium for active management.

The discount rate used to determine net periodic postretirement expense was 5.47% in 2024, 4.48% in 2023, and 2.37% in 2022.

Assumed health care cost trend rates at the end of the year:

	2024	2023
Health care cost trend rate assumed for next year	6.50%	6.50%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2030	2030

Pension Plan Assets

The fundamental goal underlying the investment policy is to ensure that the assets of the plans are invested in a prudent manner to earn a rate of return over time to meet the obligations of the plans as these obligations come due. The primary investment objectives include providing a total return which will promote the goal of benefit security by attaining an appropriate ratio of plan assets to plan obligations, to provide for real asset growth while also tracking plan obligations, to diversify investments across and within asset classes, to reduce volatility of pension assets relative to pension liabilities, and to follow investment practices that comply with applicable laws and regulations.

The primary policy objectives will be met by investing assets to achieve a reasonable tradeoff between return and risk relative to plan obligations, including investing a portion of the assets in funds selected in part to hedge the interest rate sensitivity to plan obligations.

The portfolio includes investments in the following asset classes: fixed income, equity, real estate and alternatives. Fixed income investments provide a moderate expected return and hedge the exposure to interest rate risk of the plans' obligations. Equities are used for their high expected return. Additional asset classes are used to provide diversification.

Asset allocation is monitored on an ongoing basis relative to the established asset class targets. The interaction between plan assets and benefit obligations is periodically studied to assist in the establishment of strategic asset allocation targets. A key element of our investment strategy is to reduce our funded status risk in part through appropriate asset allocation within our plan assets. The investment policy permits variances from the targets within certain parameters. Asset rebalancing occurs when the underlying asset class allocations move outside these parameters, at which time the asset allocation is rebalanced back to the policy target weight.

Our year-end pension plan weighted-average asset allocations by category were:

	Strategic Target	2024	2023
Equity securities	20%	**20%**	27%
Debt securities	74%	**73%**	66%
Real estate and other	6%	**7%**	7%
Total	100%	**100%**	100%

Pension plan assets are categorized based on the following fair value hierarchy:

• Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

• Level 3: Unobservable inputs, which are valued based on our estimates of assumptions that market participants would use in pricing the asset or liability.

The following table presents our pension plan assets by asset category at July 28, 2024, and July 30, 2023:

(Millions)	Fair Value as of July 28, 2024	Fair Value Measurements at July 28, 2024 Using Fair Value Hierarchy			Fair Value as of July 30, 2023	Fair Value Measurements at July 30, 2023 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Short-term investments	$ 3	$ 1	$ 2	$ —	$ 7	$ 3	$ 4	$ —
Equities:								
U.S.	1	—	1	—	53	51	2	—
Non-U.S.	—	—	—	—	116	115	1	—
Corporate bonds:								
U.S.	416	—	416	—	448	—	448	—
Non-U.S.	85	—	85	—	87	—	87	—
Government and agency bonds:								
U.S.	326	—	326	—	183	—	183	—
Non-U.S.	16	—	16	—	14	—	14	—
Municipal bonds	4	—	4	—	15	—	15	—
Mortgage and asset backed securities	—	—	—	—	19	—	19	—
Real estate	1	—	—	1	2	1	—	1
Hedge funds	7	—	—	7	8	—	—	8
Derivative assets	1	—	1	—	4	—	4	—
Derivative liabilities	(1)	—	(1)	—	(3)	—	(3)	—
Total assets at fair value	$ 859	$ 1	$ 850	$ 8	$ 953	$ 170	$ 774	$ 9
Investments measured at net asset value:								
Short-term investments	$ 46				$ 69			
Commingled equity funds	259				158			
Commingled fixed income funds	77				79			
Real estate	65				73			
Hedge funds	—				2			
Total investments measured at net asset value:	$ 447				$ 381			
Other items to reconcile to fair value	1				(18)			
Total pension plan assets at fair value	$ 1,307				$ 1,316			

Short-term investments — Investments include cash and cash equivalents, and various short-term debt instruments and short-term investment funds. Institutional short-term investment vehicles valued daily are classified as Level 1 at cost which approximates market value. Short-term debt instruments are classified at Level 2 and are valued based on bid quotations and recent trade data for identical or similar obligations. Other investments valued based upon net asset value are included as a reconciling item to the fair value table.

Equities — Generally common stocks and preferred stocks are classified as Level 1 and are valued using quoted market prices in active markets.

Corporate bonds — These investments are valued based on quoted market prices, yield curves and pricing models using current market rates.

Government and agency bonds — These investments are generally valued based on bid quotations and recent trade data for identical or similar obligations.

Municipal bonds — These investments are valued based on quoted market prices, yield curves and pricing models using current market rates.

Mortgage and asset backed securities — These investments are valued based on prices obtained from third party pricing sources. The prices from third party pricing sources may be based on bid quotes from dealers and recent trade data. Mortgage backed securities are traded in the over-the-counter market.

Real estate — Real estate investments consist of real estate investment trusts, property funds and limited partnerships. Real estate investment trusts are classified as Level 1 and are valued based on quoted market prices. Property funds are classified as either Level 2 or Level 3 depending upon whether liquidity is limited or there are few observable market participant transactions. Property funds are valued based on third party appraisals. Limited partnerships are valued based upon valuations provided by the general partners of the funds. The values of limited partnerships are based upon an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sales transactions with third parties, expected cash flows and market-based information, including comparable transactions and performance multiples among other factors. The investments are classified as Level 3 since the valuation is determined using unobservable inputs. Real estate investments valued at net asset value are included as a reconciling item to the fair value table.

Hedge funds — Hedge fund investments include hedge funds valued based upon a net asset value derived from the fair value of underlying securities. Hedge fund investments that are subject to liquidity restrictions or that are based on unobservable inputs are classified as Level 3. Hedge fund investments may include long and short positions in equity and fixed income securities, derivative instruments such as futures and options, commodities and other types of securities. Hedge fund investments valued at net asset value are included as a reconciling item to the fair value table.

Derivatives — Derivative financial instruments include forward currency contracts, futures contracts, options contracts, interest rate swaps and credit default swaps. Derivative financial instruments are classified as Level 2 and are valued based on observable market transactions or prices.

Commingled funds — Investments in commingled funds are not traded in active markets. Commingled funds are valued based on the net asset values of such funds and are included as a reconciling item to the fair value table.

Other items to reconcile to fair value of plan assets included amounts due for securities sold, amounts payable for securities purchased and other payables.

The following table summarizes the changes in fair value of Level 3 investments for the years ended July 28, 2024, and July 30, 2023:

(Millions)	Real Estate		Hedge Funds		Total	
Fair value at July 30, 2023	$	1	$	8	$	9
Actual return on plan assets		—		**(1)**		**(1)**
Purchases, sales and settlements, net		—		—		—
Transfers out of Level 3		—		—		—
Fair value at July 28, 2024	$	1	$	7	$	8

(Millions)	Real Estate		Hedge Funds		Total	
Fair value at July 31, 2022	$	2	$	11	$	13
Actual return on plan assets		—		(1)		(1)
Purchases, sales and settlements, net		(1)		(2)		(3)
Transfers out of Level 3		—		—		—
Fair value at July 30, 2023	$	1	$	8	$	9

Estimated future benefit payments are as follows:

(Millions)	Pension		Postretirement	
2025	$	130	$	17
2026	$	121	$	16
2027	$	115	$	15
2028	$	111	$	14
2029	$	105	$	13
2030-2034	$	484	$	56

The estimated future benefit payments include payments from funded and unfunded plans.

We do not expect contributions to pension plans to be material in 2025.

Defined Contribution Plans — We sponsor a 401(k) Retirement Plan that covers substantially all U.S. employees and provide a matching contribution of 100% of employee contributions up to 4% of eligible compensation. In addition, for employees not eligible to participate in defined benefit plans that we sponsor, we provide a contribution equal to 3% of eligible compensation regardless of their participation in the 401(k) Retirement Plan. Amounts charged to Costs and expenses were $73 million in both 2024 and 2023, and $69 million in 2022.

11. Leases

We lease warehouse and distribution facilities, office space, manufacturing facilities, equipment and vehicles, primarily through operating leases.

Leases recorded on our Consolidated Balance Sheet have remaining terms primarily from 1 to 11 years.

Our fleet leases generally include residual value guarantees that are assessed at lease inception in determining ROU assets and corresponding liabilities. No other significant restrictions or covenants are included in our leases.

The components of lease costs were as follows:

(Millions)	2024	2023	2022
Operating lease cost[1]	$ 101	$ 86	$ 79
Finance lease - amortization of ROU assets	22	16	17
Finance lease - interest on lease liabilities	2	—	—
Short-term lease cost	66	64	56
Variable lease cost	217	207	202
Total	$ 408	$ 373	$ 354

[1] 2024 excludes costs associated with the cost savings initiatives described in Note 8.

The following table summarizes the lease amounts recorded in the Consolidated Balance Sheets:

(Millions)	Balance Sheet Classification	Operating Leases	
		2024	2023
ROU assets, net	Other assets	$ 333	$ 275
Lease liabilities (current)	Accrued liabilities	$ 90	$ 70
Lease liabilities (noncurrent)	Other liabilities	$ 268	$ 208

(Millions)	Balance Sheet Classification	Financing Leases	
		2024	2023
ROU assets, net	Plant assets, net of depreciation	$ 72	$ 27
Lease liabilities (current)	Short-term borrowings	$ 25	$ 13
Lease liabilities (noncurrent)	Long-term debt	$ 46	$ 15

Weighted-average lease terms and discount rates were as follows:

	2024		2023	
	Operating	Finance	Operating	Finance
Weighted-average remaining term in years	4.8	8.2	5.1	2.6
Weighted-average discount rate	4.2 %	5.0 %	3.2 %	2.8 %

Future minimum lease payments are as follows:

(Millions)	Operating		Finance	
2025	$	104	$	28
2026		88		24
2027		71		8
2028		51		5
2029		43		4
Thereafter		41		18
Total future undiscounted lease payments		398		87
Less imputed interest		40		16
Total reported lease liability	$	358	$	71

The following table summarizes cash flow and other information related to leases:

(Millions)		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	95	$	84
Operating cash flows from finance leases	$	2	$	—
Financing cash flows from finance leases	$	20	$	17
ROU assets obtained in exchange for lease obligations:				
Operating leases	$	153	$	117
Finance leases	$	55	$	17
ROU assets obtained with business acquired:				
Operating leases	$	15	$	—
Finance leases	$	13	$	—

12. Taxes on Earnings

The provision for income taxes on earnings consists of the following:

(Millions)		2024		2023		2022
Income taxes:						
Currently payable:						
Federal	$	190	$	229	$	160
State		41		39		22
Non-U.S.		6		7		15
		237		275		197
Deferred:						
Federal		(37)		(8)		29
State		(9)		2		(6)
Non-U.S.		(1)		1		(2)
		(47)		(5)		21
	$	190	$	270	$	218

(Millions)		2024		2023		2022
Earnings before income taxes:						
United States	$	**735**	$	1,105	$	948
Non-U.S.		**22**		23		27
	$	**757**	$	1,128	$	975

The following is a reconciliation of the effective income tax rate to the U.S. federal statutory income tax rate:

	2024	2023	2022
Federal statutory income tax rate	**21.0 %**	21.0 %	21.0 %
State income taxes (net of federal tax benefit)	**3.2**	2.9	2.2
Tax effect of international items	**(0.1)**	—	0.7
State income tax law changes	**(0.1)**	0.1	(1.0)
Nondeductible executive compensation[1]	**1.5**	0.4	0.5
Other	**(0.4)**	(0.5)	(1.0)
Effective income tax rate	**25.1 %**	23.9 %	22.4 %

_____

[1] The increase in 2024 is associated with the acquisition of Sovos Brands.

On August 16, 2022, the Inflation Reduction Act (IRA) was signed into law. The IRA introduces a corporate alternative minimum tax beginning in 2024, a 1% excise tax on share repurchases in excess of issuances after January 1, 2023, and several tax incentives to promote clean energy. Any excise tax incurred is recognized as part of the cost basis of the shares acquired in the Consolidated Statements of Equity. The provisions of the IRA did not have a material impact on our consolidated financial statements.

Deferred tax liabilities and assets are comprised of the following:

(Millions)		2024		2023
Depreciation	$	**353**	$	340
Amortization		**1,260**		881
Operating lease ROU assets		**86**		69
Pension		**34**		39
Other		**10**		8
Deferred tax liabilities		**1,743**		1,337
Benefits and compensation		**113**		112
Pension benefits		**24**		25
Tax loss carryforwards		**7**		10
Capital loss carryforwards		**24**		114
Operating lease liabilities		**91**		69
Capitalized research and development		**34**		15
Other		**55**		56
Gross deferred tax assets		**348**		401
Deferred tax asset valuation allowance		**(29)**		(129)
Deferred tax assets, net of valuation allowance		**319**		272
Net deferred tax liability	$	**1,424**	$	1,065

At July 28, 2024, our U.S. and non-U.S. subsidiaries had tax loss carryforwards of approximately $145 million. Of these carryforwards, $13 million may be carried forward indefinitely, and $132 million expire between 2025 and 2045, with the majority expiring after 2028. At July 28, 2024, deferred tax asset valuation allowances have been established to offset $41 million of these tax loss carryforwards. Additionally, as of July 28, 2024, our U.S. and non-U.S. subsidiaries had capital loss carryforwards of approximately $123 million, all of which were offset by valuation allowances. Of these capital loss carryforwards, $77 million expire in 2026, and $46 million may be carried forward indefinitely.

The net change in the deferred tax asset valuation allowance in 2024 was a decrease of $100 million. The decrease was primarily due to the expiration of capital loss carryforwards in 2024. The net change in the deferred tax asset valuation allowance in 2023 was a decrease of $2 million. The decrease was primarily due to state tax loss carryforwards. The net change in the deferred tax asset valuation allowance in 2022 was a decrease of $11 million. The decrease was primarily due to the liquidation of an inactive subsidiary.

As of July 30, 2023, other deferred tax assets included $12 million of state tax credit carryforwards. As of July 30, 2023, deferred tax asset valuation allowances had been established to offset the state tax credit carryforwards. As of July 28, 2024, the state tax credit carryforwards have expired.

As of July 28, 2024, we had approximately $11 million of undistributed earnings of foreign subsidiaries which are deemed to be permanently reinvested and for which we have not recognized a deferred tax liability. We estimate that the tax liability that might be incurred if permanently reinvested earnings were remitted to the U.S. would not be material. Foreign subsidiary earnings in 2021 and thereafter are not considered permanently reinvested and we have therefore recognized a deferred tax liability and expense.

A reconciliation of the activity related to unrecognized tax benefits follows:

(Millions)		2024		2023		2022
Balance at beginning of year	$	15	$	14	$	22
Increases related to prior-year tax positions		2		—		4
Decreases related to prior-year tax positions		—		—		(10)
Increases related to current-year tax positions		2		2		1
Settlements		—		—		(2)
Lapse of statute		(2)		(1)		(1)
Balance at end of year	$	17	$	15	$	14

The amount of unrecognized tax benefits that, if recognized, would impact the annual effective tax rate was $14 million as of July 28, 2024, and $12 million as of July 30, 2023, and July 31, 2022. The total amount of unrecognized tax benefits can change due to audit settlements, tax examination activities, statute expirations and the recognition and measurement criteria under accounting for uncertainty in income taxes.

Our accounting policy for interest and penalties attributable to income taxes is to reflect any expense or benefit as a component of our income tax provision. The total amount of interest and penalties recognized in the Consolidated Statements of Earnings was not material in 2024, 2023, and 2022. The total amount of interest and penalties recognized in the Consolidated Balance Sheets in Other liabilities was $6 million as of July 28, 2024, and $5 million as of July 30, 2023.

We file income tax returns in the U.S. federal jurisdiction and various state and non-U.S. jurisdictions. In the normal course of business, we are subject to examination by taxing authorities, including the U.S. and Canada. With limited exceptions, we have been audited for income tax purposes in the U.S. through 2021 and in Canada through 2016. In addition, several state income tax examinations are in progress for the years 2015 to 2023.

13. Short-term Borrowings and Long-term Debt

Short-term borrowings consist of the following:

(Millions)		2024		2023
Commercial paper	$	250	$	178
Notes		1,150		—
Finance leases		25		13
Other[1]		(2)		—
Total short-term borrowings	$	1,423	$	191

_____

[1] Includes unamortized net discount/premium on debt issuances and debt issuance costs.

The weighted-average interest rate of commercial paper, which consisted of U.S. borrowings, was 5.60% as of July 28, 2024, and 5.43% as of July 30, 2023.

As of July 28, 2024, we issued $28 million of standby letters of credit.

On April 16, 2024, we terminated our existing revolving credit facility dated September 27, 2021 (as amended on April 4, 2023). On April 16, 2024, we entered into a Five-Year Credit Agreement for an unsecured, senior revolving credit facility (the 2024 Revolving Credit Facility Agreement) in an aggregate principal amount equal to $1.85 billion with a maturity date of April 16, 2029, or such later date as extended pursuant to the terms set forth in the 2024 Revolving Credit Facility Agreement. The 2024 Revolving Credit Facility Agreement remained unused at July 28, 2024, except for $1 million of standby letters of credit that we issued under it. We may increase the 2024 Revolving Credit Facility Agreement commitments up to an additional $500 million, subject to the satisfaction of certain conditions. Loans under the 2024 Revolving Credit Facility Agreement will bear interest at the rates specified in the 2024 Revolving Credit Facility Agreement, which vary based on the type of loan and certain other conditions. The 2024 Revolving Credit Facility Agreement facility contains customary covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense of not less than 3.25:1.00, and customary events of default for credit facilities of this type. The facility supports our commercial paper program and other general corporate purposes.

We have $1.15 billion aggregate principal amount of senior notes maturing in March 2025 that we expect to repay and/or refinance using available sources, which may include cash on hand, accessing the capital markets, commercial paper and/or revolving credit facility.

Long-term debt consists of the following:

(Millions)	2024	2023
3.95% Notes due March 15, 2025	$ 850	$ 850
3.30% Notes due March 19, 2025	300	300
Variable-rate term loan due November 15, 2025	400	500
5.30% Notes due March 20, 2026	400	—
5.20% Notes due March 19, 2027	500	—
4.15% Notes due March 15, 2028	1,000	1,000
5.20% Notes due March 21, 2029	600	—
2.375% Notes due April 24, 2030	500	500
5.40% Notes due March 21, 2034	1,000	—
3.80% Notes due August 2, 2042	163	163
4.80% Notes due March 15, 2048	700	700
3.125% Notes due April 24, 2050	500	500
Finance leases	46	15
Other[1]	(48)	(30)
Total	$ 6,911	$ 4,498
Less current portion	1,150	—
Total long-term debt	$ 5,761	$ 4,498

[1] Includes unamortized net discount/premium on debt issuances and debt issuance costs.

Principal amounts of long-term debt, including finance lease obligations, maturing over the next five years are as follows:

(Millions)	
2025	$ 1,175
2026	$ 819
2027	$ 506
2028	$ 1,004
2029	$ 603
Thereafter	$ 2,877

On October 10, 2023, we entered into the 2024 DDTL Credit Agreement totaling up to $2 billion scheduled to mature on October 8, 2024. Loans under the 2024 DDTL Credit Agreement bear interest at the rates specified in the 2024 DDTL Credit Agreement, which vary based on the type of loan and certain other conditions. The 2024 DDTL Credit Agreement contains customary representations and warranties, affirmative and negative covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense (as each is defined in the 2024 DDTL Credit Agreement) of not less than 3.25:1.00, and events of default for credit facilities of this type. The proceeds of the loans under the 2024 DDTL Credit Agreement could only be used in connection with the acquisition of

Sovos Brands and the payment of fees and expenses incurred in connection therewith. On March 12, 2024, we borrowed $2 billion under the 2024 DDTL Credit Agreement and used the proceeds in order to fund the acquisition of Sovos Brands, along with the fees and expenses incurred in connection therewith.

In August 2023, we filed a registration statement with the Securities and Exchange Commission that registered an indeterminate amount of debt securities. Under the registration statement we may issue debt securities from time to time, depending on market conditions. On March 19, 2024, pursuant to the registration statement, we issued senior unsecured notes of $2.5 billion, consisting of:

- $400 million aggregate principal amount of notes bearing interest at a fixed rate of 5.30% per annum, due March 20, 2026, with interest payable semi-annually on each of March 20 and September 20 commencing September 20, 2024;

- $500 million aggregate principal amount of notes bearing interest at a fixed rate of 5.20% per annum, due March 19, 2027, with interest payable semi-annually on each of March 19 and September 19 commencing September 19, 2024;

- $600 million aggregate principal amount of notes bearing interest at a fixed rate of 5.20% per annum, due March 21, 2029, with interest payable semi-annually on each of March 21 and September 21 commencing September 21, 2024; and

- $1 billion aggregate principal amount of notes bearing interest at a fixed rate of 5.40% per annum, due March 21, 2034, with interest payable semi-annually on each of March 21 and September 21 commencing September 21, 2024.

The notes contain customary covenants and events of default. If a change of control triggering event occurs, we will be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the purchase date. We used the net proceeds from the sale of the notes to repay the $2 billion of outstanding borrowings under the 2024 DDTL Credit Agreement used to fund the Sovos Brands acquisition, including fees and expenses in connection therewith, and the remainder of the net proceeds to repay commercial paper.

On November 15, 2022, we entered into a delayed draw term loan credit agreement (the 2022 DDTL Credit Agreement) totaling up to $500 million scheduled to mature on November 15, 2025. Loans under the 2022 DDTL Credit Agreement bear interest at the rates specified in the 2022 DDTL Credit Agreement, which vary based on the type of loan and certain other conditions. The 2022 DDTL Credit Agreement contains customary representations and warranties, affirmative and negative covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense (as each is defined in the 2022 DDTL Credit Agreement) of not less than 3.25:1.00, and events of default for credit facilities of this type. We borrowed $500 million under the 2022 DDTL Credit Agreement on March 13, 2023, and used the proceeds and cash on hand to repay the 3.65% $566 million Notes that matured on March 15, 2023. On April 5, 2024, we repaid $100 million of the $500 million outstanding under the 2022 DDTL Credit Agreement.

On March 4, 2022, we completed the redemption of all $450 million outstanding aggregate principal amount of our 2.50% Senior Notes due August 2, 2022. The consideration for the redemption was $453 million, including $3 million of premium. We recognized a loss of $4 million (including the $3 million of premium and other costs), which was recorded in Interest expense in the Consolidated Statement of Earnings. In addition, we paid accrued and unpaid interest on the redeemed notes through the date of settlement. We used a combination of cash on hand and short-term debt to fund the redemption.

14. Financial Instruments

The principal market risks to which we are exposed are changes in foreign currency exchange rates, interest rates and commodity prices. In addition, we are exposed to equity price changes related to certain deferred compensation obligations. In order to manage these exposures, we follow established risk management policies and procedures, including the use of derivative contracts such as swaps, rate locks, options, forwards and commodity futures. We enter into these derivative contracts for periods consistent with the related underlying exposures, and the contracts do not constitute positions independent of those exposures. We do not enter into derivative contracts for speculative purposes and do not use leveraged instruments. Our derivative programs include instruments that qualify for hedge accounting treatment and instruments that are not designated as accounting hedges.

Concentration of Credit Risk

We are exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate counterparty credit risk, we enter into contracts only with carefully selected, leading, credit-worthy financial institutions, and distribute contracts among several financial institutions to reduce the concentration of credit risk. We did not have credit risk-related contingent features in our derivative instruments as of July 28, 2024, or July 30, 2023.

We are also exposed to credit risk from our customers. During 2024, our largest customer accounted for approximately 22% of consolidated net sales. Our five largest customers accounted for approximately 47% of our consolidated net sales in 2024.

We closely monitor credit risk associated with counterparties and customers.

Foreign Currency Exchange Risk

We are exposed to foreign currency exchange risk, primarily the Canadian dollar and Euro, related to intercompany transactions and third-party transactions. We utilize foreign exchange forward purchase and sale contracts and option contracts to hedge these exposures. The contracts are either designated as cash-flow hedging instruments or are undesignated. We hedge portions of our forecasted foreign currency transaction exposure with foreign exchange forward contracts for periods typically up to 18 months. The notional amount of foreign exchange forward contracts accounted for as cash-flow hedges was $108 million as of July 28, 2024, and $125 million as of July 30, 2023. Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of cash-flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows. For derivatives that are designated and qualify as hedging instruments, the initial fair value of hedge components excluded from the assessment of effectiveness is recognized in earnings under a systematic and rational method over the life of the hedging instrument and is presented in the same statement of earnings line item as the earnings effect of the hedged item. Any difference between the change in the fair value of the hedge components excluded from the assessment of effectiveness and the amounts recognized in earnings is recorded as a component of other comprehensive income (loss). The notional amount of foreign exchange forward contracts and option contracts that are not designated as accounting hedges was $189 million as of July 28, 2024, and $15 million as of July 30, 2023.

Interest Rate Risk

We manage our exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt. From time to time, we may use interest rate swaps in order to maintain our variable-to-total debt ratio within targeted guidelines. We manage our exposure to interest volatility on future debt issuances by entering into forward starting interest rate swaps or treasury lock contracts to hedge the rate on the interest payments related to the anticipated debt issuance. The forward starting interest rate swaps or treasury lock contracts are either designated as cash-flow hedging instruments or are undesignated. Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of cash-flow hedges are recorded in other comprehensive income (loss), and reclassified into Interest expense over the life of the debt issued. The change in fair value on undesignated instruments is recorded in Interest expense. We settled forward starting interest rate swaps with a notional value of $1.1 billion in March 2024 at a loss of $11 million. The $11 million loss on these instruments was recorded in other comprehensive income (loss) and will be recognized as additional interest expense over the 10-year, 5-year, and 3-year lives of the debt issued in March 2024. There were no forward starting interest rate swaps or treasury lock contracts outstanding as of July 28, 2024 and July 30, 2023. Subsequent to July 28, 2024, we entered into forward starting interest rate swaps accounted for as cash-flow hedges with a notional value of $450 million related to an anticipated debt issuance. The forward starting interest rate swaps mature in January 2025.

Commodity Price Risk

We principally use a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. We also enter into commodity futures, options and swap contracts to reduce the volatility of price fluctuations of wheat, diesel fuel, soybean oil, natural gas, cocoa, aluminum, corn and soybean meal. Commodity futures, options and swap contracts are either designated as cash-flow hedging instruments or are undesignated. We hedge a portion of commodity requirements for periods typically up to 18 months. There were no commodity contracts designated as cash-flow hedges as of July 28, 2024 or July 30, 2023. The notional amount of commodity contracts not designated as accounting hedges was $200 million as of July 28, 2024, and $194 million as of July 30, 2023. The change in fair value on undesignated instruments is recorded in Cost of products sold.

We have a supply contract under which prices for certain raw materials are established based on anticipated volume requirements over a twelve-month period. Certain prices under the contract are based in part on certain component parts of the raw materials that are in excess of our needs or not required for our operations, thereby creating an embedded derivative requiring bifurcation. We net settle amounts due under the contract with our counterparty. The notional amount was approximately $48 million as of July 28, 2024, and $47 million as of July 30, 2023. The change in fair value on the embedded derivative is recorded in Cost of products sold.

Deferred Compensation Obligation Price Risk

We enter into swap contracts which hedge a portion of exposures relating to the total return of certain deferred compensation obligations. These contracts are not designated as hedges for accounting purposes. Unrealized gains (losses) and settlements are included in Administrative expenses in the Consolidated Statements of Earnings. We enter into these contracts for periods typically not exceeding 12 months. The notional amounts of the contracts as of July 28, 2024, and July 30, 2023, were $71 million and $42 million, respectively.

The following tables summarize the fair value of derivative instruments on a gross basis as recorded in the Consolidated Balance Sheets as of July 28, 2024, and July 30, 2023:

(Millions)	Balance Sheet Classification	2024	2023
Asset Derivatives			
Derivatives designated as hedges:			
Foreign exchange contracts	Other current assets	$ 2	$ —
Total derivatives designated as hedges		$ 2	$ —
Derivatives not designated as hedges:			
Commodity contracts	Other current assets	$ 6	$ 15
Deferred compensation contracts	Other current assets	3	4
Commodity contracts	Other assets	—	1
Total derivatives not designated as hedges		$ 9	$ 20
Total asset derivatives		$ 11	$ 20

(Millions)	Balance Sheet Classification	2024	2023
Liability Derivatives			
Derivatives designated as hedges:			
Foreign exchange contracts	Accrued liabilities	$ —	$ 1
Total derivatives designated as hedges		$ —	$ 1
Derivatives not designated as hedges:			
Commodity contracts	Accrued liabilities	$ 16	$ 5
Total derivatives not designated as hedges		$ 16	$ 5
Total liability derivatives		$ 16	$ 6

We do not offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable netting agreements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in the Consolidated Balance Sheets as of July 28, 2024, and July 30, 2023, would be adjusted as detailed in the following table:

	2024			2023		
(Millions)	Gross Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet Subject to Netting Agreements	Net Amount	Gross Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet Subject to Netting Agreements	Net Amount
Total asset derivatives	$ 11	$ (1)	$ 10	$ 20	$ (5)	$ 15
Total liability derivatives	$ 16	$ (1)	$ 15	$ 6	$ (5)	$ 1

We are required to maintain cash margin accounts in connection with funding the settlement of open positions for exchange-traded commodity derivative instruments. Cash margin asset balances of $2 million at July 28, 2024 and July 30, 2023 were included in Other current assets in the Consolidated Balance Sheets.

The following tables show the effect of our derivative instruments designated as cash-flow hedges for the years ended July 28, 2024, July 30, 2023, and July 31, 2022 in other comprehensive income (loss) (OCI) and the Consolidated Statements of Earnings:

(Millions)		Total Cash-Flow Hedge OCI Activity		
		2024	2023	2022
OCI derivative gain (loss) at beginning of year		$ (5)	$ —	$ (5)
Effective portion of changes in fair value recognized in OCI:				
Commodity contracts		—	—	13
Foreign exchange contracts		6	5	4
Forward starting interest rate swaps		(11)	—	—
Amount of loss (gain) reclassified from OCI to earnings:	Location in Earnings			
Commodity contracts	Cost of products sold	—	(3)	(14)
Foreign exchange contracts	Cost of products sold	(3)	(8)	1
Forward starting interest rate swaps	Interest expense	2	1	1
OCI derivative gain (loss) at end of year		$ (11)	$ (5)	$ —

Based on current valuations, the amount expected to be reclassified from OCI into earnings within the next 12 months is a loss of less than $1 million.

The following table shows the total amounts of line items presented in the Consolidated Statements of Earnings for the years ended 2024, 2023, and 2022 in which the effects of derivative instruments designated as cash-flow hedges are recorded and the total effect of hedge activity on these line items are as follows:

(Millions)	2024		2023		2022	
	Cost of products sold	Interest expense	Cost of products sold	Interest expense	Cost of products sold	Interest expense
Consolidated Statements of Earnings:	$ 6,665	$ 249	$ 6,440	$ 188	$ 5,935	$ 189
Loss (gain) on cash-flow hedges:						
Amount of loss (gain) reclassified from OCI to earnings	$ (3)	$ 2	$ (11)	$ 1	$ (13)	$ 1

The amount excluded from effectiveness testing recognized in each line item of earnings using an amortization approach was not material in all periods presented.

The following table shows the effects of our derivative instruments not designated as hedges in the Consolidated Statements of Earnings:

(Millions)	Location of Loss (Gain) Recognized in Earnings	2024	2023	2022
Foreign exchange contracts	Cost of products sold	$ (1)	$ —	$ —
Commodity contracts	Cost of products sold	14	(27)	8
Deferred compensation contracts	Administrative expenses	(8)	(4)	3
Total		$ 5	$ (31)	$ 11

15. Fair Value Measurements

We categorize financial assets and liabilities based on the following fair value hierarchy:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

- Level 3: Unobservable inputs, which are valued based on our estimates of assumptions that market participants would use in pricing the asset or liability.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, we use unadjusted quoted market prices to measure the fair value and classify such items as Level 1. If quoted market prices are not available, we base fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. Included in the fair value of derivative instruments is an adjustment for credit and nonperformance risk.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis as of July 28, 2024, and July 30, 2023, consistent with the fair value hierarchy:

(Millions)	Fair Value as of July 28, 2024	Fair Value Measurements at July 28, 2024 Using Fair Value Hierarchy			Fair Value as of July 30, 2023	Fair Value Measurements at July 30, 2023 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets								
Foreign exchange contracts[1]	$ 2	$ —	$ 2	$ —	$ —	$ —	$ —	$ —
Commodity derivative contracts[2]	6	—	1	5	16	11	3	2
Deferred compensation derivative contracts[3]	3	—	3	—	4	—	4	—
Deferred compensation investments[4]	1	1	—	—	1	1	—	—
Total assets at fair value	$ 12	$ 1	$ 6	$ 5	$ 21	$ 12	$ 7	$ 2

(Millions)	Fair Value as of July 28, 2024	Fair Value Measurements at July 28, 2024 Using Fair Value Hierarchy			Fair Value as of July 30, 2023	Fair Value Measurements at July 30, 2023 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Liabilities								
Foreign exchange contracts[1]	$ —	$ —	$ —	$ —	$ 1	$ —	$ 1	$ —
Commodity derivative contracts[2]	16	1	15	—	5	3	2	—
Deferred compensation obligation[4]	101	101	—	—	91	91	—	—
Total liabilities at fair value	$ 117	$ 102	$ 15	$ —	$ 97	$ 94	$ 3	$ —

_____

[1] Based on observable market transactions of spot currency rates and forward rates.

[2] Level 1 and 2 are based on quoted futures exchanges and on observable prices of futures and options transactions in the marketplace. Level 3 is based on unobservable inputs in which there is little or no market data, which requires management's own assumptions within an internally developed model.

[3] Based on equity index swap rates.

[4] Based on the fair value of the participants' investments.

The following table summarizes the changes in fair value of Level 3 assets for the years ended July 28, 2024, and July 30, 2023:

(Millions)	2024	2023
Fair value at beginning of year	$ 2	$ 4
Gains (losses)	13	3
Settlements	(10)	(5)
Fair value at end of year	$ 5	$ 2

Items Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, we are also required to measure certain items at fair value on a nonrecurring basis.

In the fourth quarter of 2024, we recognized impairment charges on certain trademarks in our Snacks segment. See also Note 6 for additional information on the impairment charges.

Fair value was determined based on unobservable Level 3 inputs. The fair value of trademarks was determined based on discounted cash flow analysis that involves significant management assumptions such as expected revenue growth rates, assumed royalty rates and weighted-average costs of capital.

The following table presents fair value measurements of the trademarks:

| (Millions) | 2024 | |
	Impairment Charges	Fair Value
Pop Secret	$ 76	$ 28
Allied brands	$ 53	$ 43

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value.

There were $25 million of cash equivalents at July 28, 2024, and none at July 30, 2023. Cash equivalents represent fair value as these highly liquid investments have an original maturity of three months or less. Fair value of cash equivalents is based on Level 2 inputs.

The fair value of short- and long-term debt was $6.866 billion at July 28, 2024, and $4.293 billion at July 30, 2023. The carrying value was $7.184 billion at July 28, 2024, and $4.689 billion at July 30, 2023. The fair value of long-term debt is principally estimated using Level 2 inputs based on quoted market prices or pricing models using current market rates.

16. Shareholders' Equity

We have authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

Share Repurchase Programs

In June 2021, the Board authorized an anti-dilutive share repurchase program of up to $250 million (June 2021 program) to offset the impact of dilution from shares issued under our stock compensation programs. The June 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the June 2021 program may be made in open-market or privately negotiated transactions.

In September 2021, the Board approved a strategic share repurchase program of up to $500 million (September 2021 program). The September 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the September 2021 program may be made in open-market or privately negotiated transactions.

In 2024, we repurchased 1.56 million shares at a cost of $67 million pursuant to our June 2021 program. As of July 28, 2024, approximately $37 million remained available under the June 2021 program and approximately $301 million remained under the September 2021 program. In 2023, we repurchased 2.698 million shares at a cost of $142 million. In 2022, we repurchased approximately 3.8 million shares at a cost of $167 million.

In September 2024, the Board authorized a new anti-dilutive share repurchase program of up to $250 million (September 2024 program) to offset the impact of dilution from shares issued under our stock compensation programs. The September 2024 program has no expiration date, but it may be discontinued at any time. Repurchases under the September 2024 program may be made in open-market or privately negotiated transactions.

17. Stock-based Compensation

In 2005, shareholders approved the 2005 Long-Term Incentive Plan, which authorized the issuance of 6 million shares to satisfy awards of stock options, stock appreciation rights, unrestricted stock, restricted stock/units (including performance restricted stock) and performance units. In 2008, shareholders approved an amendment to the 2005 Long-Term Incentive Plan to increase the number of authorized shares to 10.5 million and in 2010, shareholders approved another amendment to the 2005 Long-Term Incentive Plan to increase the number of authorized shares to 17.5 million. In 2015, shareholders approved the 2015 Long-Term Incentive Plan, which authorized the issuance of 13 million shares. Approximately 6 million of these shares were shares that were currently available under the 2005 plan and were incorporated into the 2015 Plan upon approval by shareholders. In 2022, shareholders approved the 2022 Long-Term Incentive Plan, which authorized the issuance of 12 million shares to satisfy awards of stock options, stock appreciation rights, unrestricted stock, restricted stock/units (including performance restricted stock) and performance units. The 2022 Long-Term Incentive Plan replaced the 2015 Long-Term Incentive Plan and no new awards can be granted under the 2015 Long-Term Incentive Plan and none of the shares that remain available under the 2015 Long-Term Incentive Plan are available for issuance under the 2022 Long-Term Incentive Plan.

Awards under Long-Term Incentive Plans may be granted to employees and directors. Pursuant to the Long-Term Incentive Plan, we adopted a long-term incentive compensation program which provides for grants of total shareholder return (TSR) performance restricted stock/units, EPS performance restricted stock/units, strategic performance restricted stock/units, time-lapse restricted stock/units, special performance restricted stock/units, free cash flow (FCF) performance restricted stock/ units and unrestricted stock. Under the program, awards of TSR performance restricted stock/units will be earned by comparing our total shareholder return during a three-year period to the respective total shareholder returns of companies in a performance peer group. Based upon our ranking in the performance peer group after the relevant three-year performance period, a recipient of TSR performance restricted stock/units may earn a total award ranging from 0% to 200% of the initial grant. Awards of EPS performance restricted stock/units granted beginning in 2022 will be earned upon the achievement of our adjusted EPS compound annual growth rate goal (EPS CAGR performance restricted stock/units), measured over a three-year period. A recipient of EPS CAGR performance restricted stock/units may earn a total award ranging from 0% to 200% of the initial grant. Awards of EPS performance restricted stock/units granted prior to 2022 were earned based upon our achievement of annual earnings per share goals and vested over the relevant three-year period. During the three-year vesting period, a recipient of EPS performance restricted stock/units earned a total award of either 0% or 100% of the initial grant. Awards of the strategic performance restricted stock units were earned based upon the achievement of two key metrics, net sales and EPS growth, compared to strategic plan objectives during a three-year period. A recipient of strategic performance restricted stock units earned a total award ranging from 0% to 200% of the initial grant. Awards of FCF performance restricted stock units were earned based upon the achievement of free cash flow (defined as Net cash provided by operating activities less capital expenditures and certain investing and financing activities) compared to annual operating plan objectives over a three-year period. An annual objective was established each fiscal year for three consecutive years. Performance against these objectives was averaged at the end of the three-year period to determine the number of underlying units that vested at the end of the three years. A recipient of FCF performance restricted stock units earned a total award ranging from 0% to 200% of the initial grant. Awards of time-lapse restricted stock/units will vest ratably over the three-year period. In addition, we may issue special grants of restricted stock/units to attract and retain executives which vest over various periods. Awards are generally granted annually in October.

Stock options are granted on a selective basis under the Long-Term Incentive Plans. The term of a stock option granted under these plans may not exceed ten years from the date of grant. The option price may not be less than the fair market value of a share of common stock on the date of the grant. Options granted under these plans generally vest ratably over a three-year period. In 2019, we also granted certain options that vest at the end of a three-year period. We last issued stock options in 2019.

In 2024, we issued time-lapse restricted stock units, unrestricted stock, TSR performance restricted stock units and EPS CAGR performance restricted stock units. We last issued FCF performance restricted stock units in 2019, EPS performance restricted stock units in 2018, strategic performance restricted stock units in 2014 and special performance restricted units in 2015.

In connection with the Sovos Brands acquisition, we issued 1.721 million time-lapse restricted stock units (Replacement units) in exchange for certain Sovos Brands restricted stock units and performance restricted stock units. The Replacement units are subject to the same terms and conditions of the original Sovos Brands restricted stock units and performance restricted stock units. Certain Replacement units were subject to accelerated vesting. The Replacement units have a total fair value of $74 million based on the quoted price of our stock on the acquisition date. The portion of Replacement units attributed to pre-combination service was $42 million, which was accounted for as part of consideration transferred and was recorded in Additional Paid-in Capital in our Consolidated Statements of Equity. See Note 3 for additional information. The portion of the Replacement units attributable to post-combination service will be recognized as stock-based compensation expense over the remaining vesting period. Also in connection with the Sovos Brands acquisition in 2024, our adjusted EPS compound annual growth rate goals for the EPS CAGR performance restricted stock units granted in 2024, 2023 and 2022 were revised to equitably adjust for the impact of completed acquisitions and divestitures that were not contemplated at the time of approval of the original targets.

In determining stock-based compensation expense, we estimate forfeitures expected to occur. Total pre-tax stock-based compensation expense and tax-related benefits recognized in the Consolidated Statements of Earnings were as follows:

(Millions)	2024	2023	2022
Total pre-tax stock-based compensation expense[1]	$ 99	$ 63	$ 59
Tax-related benefits	$ 13	$ 12	$ 10

---

[1] Includes $26 million of expense related to accelerated vesting of certain Replacement units in 2024.

The following table summarizes stock option activity as of July 28, 2024:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(Millions)
Outstanding at July 30, 2023	833	$ 44.77		
Granted	—	$ —		
Exercised	(54)	$ 36.60		
Terminated	—	$ —		
Outstanding at July 28, 2024	779	$ 45.33	3.2	$ 4
Exercisable at July 28, 2024	779	$ 45.33	3.2	$ 4

The total intrinsic value of options exercised during 2024, 2023 and 2022 was $1 million, $3 million and $1 million, respectively. We measured the fair value of stock options using the Black-Scholes option pricing model.

We expensed stock options on a straight-line basis over the vesting period, except for awards issued to retirement eligible participants, which we expensed on an accelerated basis. As of January 2022, compensation related to stock options was fully expensed.

The following table summarizes time-lapse restricted stock units and EPS CAGR performance restricted stock units as of July 28, 2024:

	Units	Weighted-Average Grant-Date Fair Value
	(In thousands)	
Nonvested at July 30, 2023	2,274	$ 45.39
Granted	1,790	$ 41.57
Replacement units granted in connection with Sovos Brands acquisition	1,721	$ 43.01
Vested	(2,275)	$ 43.89
Forfeited	(210)	$ 43.19
Nonvested at July 28, 2024	3,300	$ 43.24

We determine the fair value of time-lapse restricted stock units, EPS CAGR performance restricted stock units and FCF performance restricted stock units based on the quoted price of our stock at the date of grant. We expense time-lapse restricted stock units and EPS CAGR performance restricted stock units on a straight-line basis over the vesting period, except for awards issued to retirement-eligible participants and certain Replacement units, which we expense on an accelerated basis. There were 873 thousand EPS CAGR performance target grants outstanding at July 28, 2024, with a weighted-average grant-date fair value of $42.99. We expensed FCF performance restricted stock units over the requisite service period of each objective. As of October 31, 2021, there were no FCF performance target grants outstanding. The actual number of EPS CAGR performance restricted stock units and FCF performance restricted stock units that vest will depend on actual performance achieved. We estimate expense based on the number of awards expected to vest.

As of July 28, 2024, total remaining unearned compensation related to nonvested time-lapse restricted stock units and EPS CAGR performance restricted units was $55 million, which will be amortized over the weighted-average remaining service period of 1.7 years. In the first quarter of 2022, recipients of FCF performance restricted stock units earned 167% of the initial grants based upon the average of actual performance achieved during a three-year period ended August 1, 2021. As a result, approximately 158 thousand additional shares were awarded. The fair value of restricted stock units vested during 2024, 2023 and 2022 was $97 million, $37 million and $50 million, respectively. The weighted-average grant-date fair value of the restricted stock units granted during 2023 and 2022 was $47.65 and $41.96, respectively.

The following table summarizes TSR performance restricted stock units as of July 28, 2024:

	Units		Weighted-Average Grant-Date Fair Value
	(In thousands)		
Nonvested at July 30, 2023	948	$	51.81
Granted	387	$	44.18
Vested	(289)	$	54.93
Forfeited	(173)	$	51.78
Nonvested at July 28, 2024	873	$	47.40

We estimated the fair value of TSR performance restricted stock units at the grant date using a Monte Carlo simulation. Weighted-average assumptions used in the Monte Carlo simulation were as follows:

	2024	2023	2022
Risk-free interest rate	4.84%	4.29%	0.46%
Expected dividend yield	3.54%	3.09%	3.50%
Expected volatility	22.16%	26.40%	27.42%
Expected term	3 years	3 years	3 years

We recognize compensation expense on a straight-line basis over the service period, except for awards issued to retirement eligible participants, which we expense on an accelerated basis. As of July 28, 2024, total remaining unearned compensation related to TSR performance restricted stock units was $12 million, which will be amortized over the weighted-average remaining service period of 1.6 years. In the first quarter of 2024, recipients of TSR performance restricted stock units earned 75% of the initial grants based upon our TSR ranking in a performance peer group during a three-year period ended July 28, 2023. In the first quarter of 2023, recipients of TSR performance restricted stock units earned 100% of the initial grants based upon our TSR ranking in a performance peer group during a three-year period ended July 29, 2022. In the first quarter of 2022, recipients of TSR performance restricted stock units earned 75% of the initial grants based upon our TSR ranking in a performance peer group during a three-year period ended July 30, 2021. The fair value of TSR performance restricted stock units vested during 2024, 2023, and 2022 was $12 million, $21 million and $8 million, respectively. The weighted-average grant-date fair value of the TSR performance restricted stock units granted during 2023 and 2022 was $53.74 and $45.54, respectively. In the first quarter of 2025, recipients of TSR performance restricted stock units will receive a 175% payout based upon our TSR ranking in a performance peer group during a three-year period ended July 26, 2024.

The tax benefits on the exercise of stock options in 2024, 2023 and 2022 were not material. Cash received from the exercise of stock options was $2 million, $22 million and $3 million for 2024, 2023, and 2022, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

18. Commitments and Contingencies

Regulatory and Litigation Matters

We are involved in various pending or threatened legal or regulatory proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to us that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

On March 20, 2024, the United States Department of Justice (DOJ), on behalf of the U.S. Environmental Protection Agency, and National Education Law Center, on behalf of Environment America and Lake Erie Waterkeeper, filed lawsuits in the United States District Court for the Northern District of Ohio - Western Division concerning alleged violations of the Clean Water Act relating to alleged contaminant discharges from our Napoleon, Ohio wastewater treatment facility in excess of the facility's Clean Water Act permit limits. We have and are continuing to take actions to remediate the exceedances and are in settlement discussions with the DOJ and the private environmental groups. While we cannot predict with certainty the amount of any civil penalty or the timing of the resolution of this matter, we do not expect that the ultimate costs to resolve this matter will have a material adverse effect on our financial condition, results of operations, or cash flows.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be reasonably estimated as of July 28, 2024. While the potential future charges could be material in a particular quarter or annual period, based on information currently known by us, we do not believe any such charges are likely to have a material adverse effect on our consolidated results of operations or financial condition.

Other Contingencies

We guarantee approximately 4,700 bank loans made to independent contractor distributors by third-party financial institutions for the purchase of distribution routes. The maximum potential amount of the future payments under existing guarantees we could be required to make is $522 million as of July 28, 2024. Our guarantees are indirectly secured by the distribution routes. We do not expect that we will be required to make material guarantee payments as a result of defaults on the bank loans guaranteed. The amounts recognized as of July 28, 2024, and July 30, 2023, were not material.

We have provided certain indemnifications in connection with divestitures, contracts and other transactions. Certain indemnifications have finite expiration dates. Liabilities recognized based on known exposures related to such matters were not material at July 28, 2024, and July 30, 2023.

19. Supplier Finance Program Obligations

To manage our cash flow and related liquidity, we work with our suppliers to optimize our terms and conditions, including the extension of payment terms. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 120 days. We also maintain agreements with third-party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell those payment obligations to participating financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Supplier participation in these agreements is voluntary. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. We have not pledged assets as security or provided any guarantees in connection with these arrangements. The payment of these obligations is included in cash provided by operating activities in the Consolidated Statements of Cash Flows. Amounts outstanding under these programs, which are included in Accounts payable on the Consolidated Balance Sheets, were $243 million at July 28, 2024, and $258 million at July 30, 2023.

20. Supplemental Financial Statement Data

Balance Sheets

(Millions)		2024		2023
Accounts receivable				
Customer accounts receivable	$	602	$	513
Allowances		(15)		(19)
Subtotal	$	587	$	494
Other		43		35
	$	630	$	529

(Millions)		2024		2023
Inventories				
Raw materials, containers and supplies	$	376	$	372
Finished products		1,010		919
	$	1,386	$	1,291

(Millions)		2024		2023
Plant assets				
Land	$	74	$	74
Buildings		1,702		1,547
Machinery and equipment		4,328		4,004
Projects in progress		314		291
Total cost	$	6,418	$	5,916
Accumulated depreciation[1]		(3,720)		(3,518)
	$	2,698	$	2,398

[1]   Depreciation expense was $338 million in 2024, $339 million in 2023 and $296 million in 2022. Buildings are depreciated over periods ranging from 7 to 45 years. Machinery and equipment are depreciated over periods generally ranging from 1 to 20 years.

(Millions)		2024		2023
Other assets				
Operating lease ROU assets, net of amortization	$	333	$	275
Pension		143		164
Other		78		53
	$	554	$	492

(Millions)		2024		2023
Accrued liabilities				
Accrued compensation and benefits	$	212	$	222
Fair value of derivatives		16		6
Accrued trade and consumer promotion programs		186		156
Accrued interest		103		57
Restructuring		24		6
Operating lease liabilities		90		70
Other		89		75
	$	720	$	592

(Millions)		2024		2023
Other liabilities				
Pension benefits	$	93	$	95
Postretirement benefits		128		135
Operating lease liabilities		268		208
Deferred compensation		92		80
Unrecognized tax benefits		17		11
Restructuring		12		7
Other		66		72
	$	676	$	608

Statements of Earnings

(Millions)	2024		2023		2022	
Other expenses / (income)						
Amortization of intangible assets[1]	$	73	$	48	$	41
Net periodic benefit expense (income) other than the service cost		26		(35)		(23)
Impairment of intangible assets[2]		129		—		—
Loss on sale of business[3]		—		13		—
Costs associated with acquisition[4]		35		5		—
Transition services fees		(2)		(1)		—
Other		—		2		3
	$	261	$	32	$	21
Advertising and consumer promotion expense[5]	$	350	$	365	$	314
Interest expense[6]						
Interest expense	$	259	$	192	$	191
Less: Interest capitalized		10		4		2
	$	249	$	188	$	189

---

[1] Includes accelerated amortization expense related to customer relationship intangible assets of $27 million and $7 million in 2024 and 2023, respectively.

[2] See Note 6 for additional information.

[3] In 2023, we recognized a loss of $13 million on the sale of our Emerald nuts business. See Note 4 for additional information.

[4] Related to the acquisition of Sovos Brands. See Note 3 for additional information.

[5] Included in Marketing and selling expenses.

[6] In 2022, we recognized a loss of $4 million (including $3 million of premium and other costs) on the extinguishment of debt. See Note 13 for additional information.

Statements of Cash Flows

(Millions)	2024		2023		2022	
Cash Flows from Operating Activities						
Other non-cash charges to net earnings						
Operating lease ROU asset expense	$	**90**	$	80	$	74
Amortization of debt issuance costs/debt discount		**8**		4		5
Benefit related expense		**12**		4		3
Other		**28**		12		6
	$	**138**	$	100	$	88
Other						
Benefit related payments	$	**(40)**	$	(47)	$	(45)
Other		**(37)**		(4)		3
	$	**(77)**	$	(51)	$	(42)
Other Cash Flow Information						
Interest paid	$	**194**	$	193	$	188
Interest received	$	**6**	$	4	$	1
Income taxes paid	$	**252**	$	268	$	196
Non-cash Investing Activities						
Accrued and unpaid capital expenditures	$	**109**	$	122	$	95

21. Subsequent Event

On August 26, 2024, we sold our Pop Secret popcorn business for $75 million, subject to certain post-closing adjustments. We expect to recognize a pre-tax loss on the sale of approximately $25 million as the carrying value of the disposal group will include allocated goodwill. In connection with the sale, we will provide certain transition services to support the business.

The business had net sales of $119 million in 2024, $133 million in 2023 and $125 million in 2022. Earnings were not material in the periods. The results of the business were reflected within the Snacks reportable segment.

Management's Report on Internal Control Over Financial Reporting

The management of Campbell Soup Company (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well defined, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded Sovos Brands, Inc. (Sovos Brands) from its assessment of internal control over financial reporting as of July 28, 2024 because it was acquired by the Company in a purchase business combination during 2024. Total assets and total net sales of Sovos Brands excluded from management's assessment of internal control over financial reporting represent approximately 2% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended July 28, 2024. This exclusion is in accordance with the guidelines established by the Securities and Exchange Commission.

Except as noted above, the Company's management assessed the effectiveness of the Company's internal control over financial reporting as of July 28, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework (2013)*. Based on this assessment using those criteria, management concluded that the Company's internal control over financial reporting was effective as of July 28, 2024.

The effectiveness of the Company's internal control over financial reporting as of July 28, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears on the next page.

/s/ Mark A. Clouse
_____
Mark A. Clouse
President and Chief Executive Officer

/s/ Carrie L. Anderson
_____
Carrie L. Anderson
Executive Vice President and Chief Financial Officer

/s/ Stanley Polomski
_____
Stanley Polomski
Senior Vice President and Controller
(Principal Accounting Officer)

September 19, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Campbell Soup Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Campbell Soup Company and its subsidiaries (the "Company") as of July 28, 2024 and July 30, 2023, and the related consolidated statements of earnings, of comprehensive income, of equity and of cash flows for each of the three years in the period ended July 28, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended July 28, 2024 appearing on page 90 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of July 28, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 28, 2024 and July 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended July 28, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 28, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Sovos Brands, Inc. ("Sovos Brands") from its assessment of internal control over financial reporting as of July 28, 2024 because it was acquired by the Company in a purchase business combination during 2024. We have also excluded Sovos Brands from our audit of internal control over financial reporting. Total assets and total net sales of Sovos Brands excluded from management's assessment and our audit of internal control over financial reporting represent approximately 2% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended July 28, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indefinite-Lived Intangible Assets Impairment Test for Certain Trademarks

As described in Notes 1 and 6 to the consolidated financial statements, the Company's indefinite-lived intangible assets (trademarks) were $3.882 billion as of July 28, 2024. Of the carrying value of all indefinite-lived trademarks, $620 million related to the *Snyder's of Hanover* trademark, $350 million related to the *Lance* trademark, $318 million related to the *Kettle Brand* trademark, $280 million related to the *Pacific Foods* trademark, and $187 million related to the *Cape Cod* trademark. Management conducts a test at least annually in the fourth quarter for impairment, or more often if events or changes in circumstances indicate that the carrying amount of the asset may be impaired. Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to the carrying value. Fair value is determined using a relief from royalty valuation method based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, weighted average costs of capital and assumed royalty rates. If the carrying value exceeds fair value, an impairment charge will be recorded to reduce the asset to fair value.

The principal considerations for our determination that performing procedures relating to the indefinite-lived intangible assets impairment test for certain trademarks is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of certain trademarks; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the weighted average costs of capital for the *Snyder's of Hanover* and *Pacific Foods* trademarks and the assumed royalty rates for the *Snyder's of Hanover*, *Pacific Foods*, *Lance*, *Kettle Brand,* and *Cape Cod* trademarks; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's indefinite-lived intangible assets impairment test for trademarks. These procedures also included, among others (i) testing management's process for developing the fair value estimate of certain trademarks; (ii) evaluating the appropriateness of the relief from royalty valuation method; (iii) testing the completeness and accuracy of underlying data used in the relief from royalty valuation method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the weighted average costs of capital for the *Snyder's of Hanover* and *Pacific Foods* trademarks and the assumed royalty rates for the *Snyder's of Hanover*, *Pacific Foods*, *Lance*, *Kettle Brand*, and *Cape Cod* trademarks. Evaluating management's assumption related to the assumed royalty rates involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the certain trademarks; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the relief from royalty valuation method and the reasonableness of the weighted average costs of capital and assumed royalty rate assumptions.

Acquisition of Sovos Brands – Valuation of the Rao's Trademark

As described in Note 3 to the consolidated financial statements, on March 12, 2024, the Company acquired Sovos Brands for total purchase consideration of $2.899 billion. Of the acquired intangible assets, $1.470 billion was recorded for the *Rao's* trademark. Fair value of the *Rao's* trademark was determined using a relief from royalty valuation method. Significant management assumptions used in determining the fair value include the revenue growth rates, weighted average cost of capital and assumed royalty rate.

The principal considerations for our determination that performing procedures relating to the valuation of the *Rao's* trademark acquired in the acquisition of Sovos Brands is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the *Rao's* trademark acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the revenue growth rates, weighted average cost of capital, and assumed royalty rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting, including controls over management's valuation of the *Rao's* trademark acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the *Rao's* trademark acquired; (iii) evaluating the appropriateness of the relief from royalty valuation method; (iv) testing the completeness and accuracy of the underlying data used in the relief from royalty valuation method; and (v) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates, weighted average cost of capital, and assumed royalty rate. Evaluating management's assumptions related to the revenue growth rates and assumed royalty rate involved considering (i) the current and past performance of the *Rao's* trademark; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the relief from royalty valuation method and the reasonableness of the weighted average cost of capital and assumed royalty rate assumptions.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

September 19, 2024

We have served as the Company's auditor since 1954.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

We, under the supervision and with the participation of our management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of July 28, 2024 (the Evaluation Date). Based on such evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective.

The annual report of management on our internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on page 79. The attestation report of PricewaterhouseCoopers LLP, our independent registered public accounting firm, regarding our internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on pages 80-82.

There were no changes in our internal control over financial reporting that materially affected, or were likely to materially affect, such internal control over financial reporting during the quarter ended July 28, 2024.

Management has excluded Sovos Brands, Inc. (Sovos Brands) from its assessment of internal control over financial reporting as of July 28, 2024 because it was acquired by the company in a purchase business combination during 2024. Total assets and total net sales of Sovos Brands excluded from management's assessment of internal control over financial reporting represent approximately 2% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended July 28, 2024. This exclusion is in accordance with the guidelines established by the Securities and Exchange Commission.

Item 9B. *Other Information*

During the quarter ended July 28, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" in accordance with Item 408 of Regulation S-K of the Securities Act.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


PART III


Item 10. *Directors, Executive Officers and Corporate Governance*

The sections entitled "Item 1 — Election of Directors" and "Voting Securities and Principal Shareholders — Ownership of Directors and Executive Officers" in our Proxy Statement for the 2024 Annual Meeting of Shareholders (the 2024 Proxy) are incorporated herein by reference. The information presented in the section entitled "Corporate Governance Policies and Practices — Board Meetings and Committees — Board Committee Structure" in the 2024 Proxy relating to the members of our Audit Committee and the Audit Committee's financial experts is incorporated herein by reference. The information presented in the section entitled "Compensation Discussion and Analysis — How Do We Manage Risks Related to Our Compensation Program? — Trading Campbell's Securities" in the 2024 Proxy relating to the company's Insider Trading Policy is incorporated herein by reference.

Certain of the information required by this Item relating to our executive officers is set forth under the heading "Information about our Executive Officers" in this Report.

We have adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer, Controller and members of the Chief Financial Officer's financial leadership team. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the Investor portion of our website, www.campbellsoupcompany.com (under the "About Us—Investors—Governance—Governance Documents" caption). We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers by posting such information on our website.

We have also adopted a separate Code of Business Conduct and Ethics applicable to the Board of Directors, our officers and all of our employees. The Code of Business Conduct and Ethics is posted on the Investor portion of our website, www.campbellsoupcompany.com (under the "About Us—Investors—Governance—Governance Documents" caption). Our Corporate Governance Standards and the charters of our four standing committees of the Board of Directors can also be found at this website. Printed copies of the foregoing are available to any shareholder requesting a copy by:

- writing to Investor Relations, Campbell Soup Company, 1 Campbell Place, Camden, NJ 08103-1799;
- calling 856-342-6081; or

- e-mailing our Investor Relations Department at IR@campbells.com.

Item 11. ***Executive Compensation***

The information presented in the sections entitled "Compensation Discussion and Analysis," "Executive Compensation Tables," "Corporate Governance Policies and Practices — Compensation of Directors," "Corporate Governance Policies and Practices — Board Meetings and Committees — Board Committee Structure — Compensation and Organization Committee Interlocks and Insider Participation" and "Compensation Discussion and Analysis — Compensation and Organization Committee Report" in the 2024 Proxy is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information presented in the sections entitled "Voting Securities and Principal Shareholders — Ownership of Directors and Executive Officers" and "Voting Securities and Principal Shareholders — Principal Shareholders" in the 2024 Proxy is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the stock that could have been issued under our equity compensation plans as of July 28, 2024:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (c)
Equity Compensation Plans Approved by Security Holders [(1)]	6,697,103	$ 45.33	10,123,366
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total	6,697,103	$ 45.33	10,123,366

(1) Column (a) represents stock options and restricted stock units outstanding under the 2022 Long-Term Incentive Plan, the 2015 Long-Term Incentive Plan, the 2005 Long-Term Incentive Plan and replacement equity awards in settlement of certain Sovos Brands equity awards previously issued pursuant to the Sovos Brands, Inc. 2021 Equity Incentive Plan, which the company assumed in connection with the acquisition of Sovos Brands on March 12, 2024. Column (a) includes 3,490,304 TSR performance restricted stock units and EPS performance restricted stock units based on the maximum number of shares potentially issuable under the awards, and the number of shares, if any, to be issued pursuant to such awards will be determined based upon performance during the applicable three-year performance period. No additional awards can be made under either of the 2005 Long-Term Incentive Plan or 2015 Long-Term Incentive Plan. Future equity awards under the 2022 Long-Term Incentive Plan may take the form of incentive stock options, nonqualified stock options, stock appreciation rights (SARs), restricted stock, restricted performance stock, unrestricted Campbell stock, restricted stock units and performance units. Column (b) represents the weighted-average exercise price of the outstanding stock options only; the outstanding restricted stock units are not included in this calculation. Column (c) represents the maximum number of future equity awards that can be made under the 2022 Long-Term Incentive Plan as of July 28, 2024.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information presented in the sections entitled "Corporate Governance Policies and Practices — Transactions with Related Persons," "Item 1 — Election of Directors," "Corporate Governance Policies and Practices — Director Independence" and "Corporate Governance Policies and Practices — Board Meetings and Committees — Board Committee Structure" in the 2024 Proxy is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information presented in the sections entitled "Item 2 — Ratification of Appointment of Independent Registered Public Accounting Firm — Audit Firm Fees and Services" and "Item 2 — Ratification of Appointment of Independent Registered Public Accounting Firm — Audit Committee Pre-Approval Policy" in the 2024 Proxy is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Report:

1. Financial Statements

Consolidated Statements of Earnings for 2024, 2023 and 2022

Consolidated Statements of Comprehensive Income for 2024, 2023 and 2022

Consolidated Balance Sheets as of July 28, 2024 and July 30, 2023

Consolidated Statements of Cash Flows for 2024, 2023 and 2022

Consolidated Statements of Equity for 2024, 2023 and 2022

Notes to Consolidated Financial Statements

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm (PCAOB ID 238)

2. *Financial Statement Schedule*

II - Valuation and Qualifying Accounts for 2024, 2023 and 2022

3. *Exhibits*

Reference is made to Item 15(b) below.

(b) *Exhibits*. The Exhibit Index, which immediately precedes the signature page, is incorporated by reference into this Report.

(c) *Financial Statement Schedules*. Reference is made to Item 15(a)(2) above.

Item 16. *Form 10-K Summary*

None.

INDEX TO EXHIBITS

2	Agreement and Plan of Merger, dated August 7, 2023, by and among Sovos Brands, Inc., Campbell Soup Company and Premium Products Merger Sub, Inc., is incorporated by reference to Exhibit 2.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on August 7, 2023.
3(a)	Campbell's Restated Certificate of Incorporation, as amended through February 24, 1997, is incorporated by reference to Exhibit 3(i) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 28, 2002.
3(b)	By-Laws of Campbell Soup Company, amended and restated effective May 23, 2023, are incorporated by reference to Exhibit 3.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on May 24, 2023.
4(a)	Indenture, dated November 24, 2008, between Campbell and The Bank of New York Mellon, as Trustee, is incorporated by reference to Exhibit 4(a) to Campbell's Registration Statement on Form S-3 (SEC file number 333-155626) filed with the SEC on November 24, 2008.
4(b)	Form of First Supplemental Indenture, dated August 2, 2012, among Campbell, The Bank of New York Mellon and Wells Fargo Bank, National Association, as Series Trustee, to Indenture dated November 24, 2008, is incorporated by reference to Exhibit 4.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on August 2, 2012.
4(c)	Form of Subordinated Indenture between Campbell and Wells Fargo Bank, National Association, as Trustee, is incorporated by reference to Exhibit 4.2 to Campbell's Registration Statement on Form S-3 (SEC file number 333-249174) filed with the SEC on September 30, 2020.
4(d)	Indenture dated as of March 19, 2015, between Campbell and Wells Fargo Bank, National Association, as trustee, is incorporated by reference to Exhibit 4.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 19, 2015.
4(e)	Form of Subordinated Indenture between the Campbell Soup Company and U.S. Bank Trust Company, National Association, as trustee, is incorporated by reference to Exhibit 4.2 to Campbell's Registration Statement on Form S-3 (SEC file number 333-274048) filed with the SEC on August 17, 2023.
4(f)	First Supplemental Indenture, dated as of August 17, 2023, between Campbell Soup Company, Computershare Trust Company, N.A. (as successor in interest to Wells Fargo Bank, National Association), as retiring trustee, and U.S. Bank Trust Company, National Association, as successor trustee, is incorporated by reference to Exhibit 4.3 to Campbell's Registration Statement on Form S-3 (SEC file number 333-274048) filed with the SEC on August 17, 2023.
4(g)	Form of 3.800% Notes due 2042 is incorporated by reference to Exhibit 4.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on August 2, 2012.
4(h)	Form of 3.300% Note due 2025 is incorporated by referenced to Exhibit 4.2 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 19, 2015.
4(i)	Form of 3.950% Note due 2025 is incorporated by reference to Exhibit 4.2.5 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 16, 2018.
4(j)	Form of 4.150% Note due 2028 is incorporated by reference to Exhibit 4.2.6 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 16, 2018.
4(k)	Form of 4.800% Note due 2048 is incorporated by reference to Exhibit 4.2.7 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 16, 2018.
4(l)	Form of 2.375% Note due 2030 incorporated by reference to Exhibit 4.2.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on April 24, 2020.
4(m)	Form of 3.125% Note due 2050 incorporated by reference to Exhibit 4.2.2 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on April 24, 2020.
4(n)	Description of securities incorporated by reference to Exhibit 4(p) to Campbell's Form 10-K (SEC file number 1-3822) filed with the SEC on September 26, 2019.
4(o)	Form of 2026 Note, incorporated by reference to Exhibit 4.3.1 to Campbell's Current Report on Form 8-K (SEC file number 1-3822) filed with the SEC on March 21, 2024.
4(p)	Form of 2027 Note, incorporated by reference to Exhibit 4.3.2 to Campbell's Current Report on Form 8-K (SEC file number 1-3822) filed with the SEC on March 21, 2024.
4(q)	Form of 2029 Note, incorporated by reference to Exhibit 4.3.3 to Campbell's Current Report on Form 8-K (SEC file number 1-3822) filed with the SEC on March 21, 2024.
4(r)	Form of 2034 Note, incorporated by reference to Exhibit 4.3.4 to Campbell's Current Report on Form 8-K (SEC file number 1-3822) filed with the SEC on March 21, 2024.

10(a)+	Campbell Soup Company 2005 Long-Term Incentive Plan, as amended and restated on November 18, 2010, is incorporated by reference to Campbell's 2010 Proxy Statement (SEC file number 1-3822) filed with the SEC on October 7, 2010.
10(b)+	Campbell Soup Company 2015 Long-Term Incentive Plan is incorporated by reference to Campbell's 2015 Proxy Statement (SEC file number 1-3822) filed with the SEC on October 9, 2015.
10(c)+	Campbell Soup Company 2022 Long-Term Incentive Plan, is incorporated by reference to Appendix B to Campbell's 2022 Proxy Statement (SEC file number 1-3822) filed with the SEC on October 18, 2022.
10(d)+	Campbell Soup Company Annual Incentive Plan, as amended on November 19, 2014, is incorporated by reference to Campbell's 2014 Proxy Statement (SEC file number 1-3822) filed with the SEC on October 1, 2014.
10(e)+	Campbell Soup Company Supplemental Retirement Plan (formerly known as Deferred Compensation Plan II), as amended and restated effective as of August 1, 2015, is incorporated herein by reference to Exhibit 4(c) to Campbell's Form S-8 (SEC file number 333-216582) filed with the SEC on March 9, 2017.
10(f)+	Form of Severance Protection Agreement is incorporated by reference to Exhibit 10(i) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2017.
10(g)+	Form of Amendment to the Severance Protection Agreement is incorporated by reference to Exhibit 10(j) to Campbell's Form 10-K (SEC file number) for the fiscal year ended July 30, 2017.
10(h)+	Form of U.S. Severance Protection Agreement is incorporated by reference to Exhibit 10(m) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 31, 2011.
10(i)+	Form of Amendment to U.S. Severance Protection Agreement is incorporated by reference to Exhibit 10(o) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 31, 2016.
10(j)+	Campbell Soup Company Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2009, is incorporated by reference to Exhibit 10(c) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended February 1, 2009.
10(k)+	First Amendment to the Campbell Soup Company Supplemental Employees' Retirement Plan, effective as of December 31, 2010, is incorporated by reference to Exhibit 10(c) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended January 30, 2011.
10(l)+	Form of 2005 Long-Term Incentive Plan Nonqualified Stock Option Agreement is incorporated by reference to Exhibit 10 to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended November 1, 2015.
10(m)+	Form of 2015 Long-Term Incentive Plan Nonqualified Stock Option Agreement is incorporated by reference to Exhibit 10(dd) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 31, 2016.
10(n)+	Form of 2015 Long-Term Incentive Plan Performance Stock Unit Agreement (Earnings Per Share) is incorporated by reference to Exhibit 10(b) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended October 30, 2016.
10(o)+	Form of 2015 Long-Term Incentive Plan Performance Stock Unit Agreement (Total Shareholder Return) is incorporated by reference to Exhibit 10(ff) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 31, 2016.
10(p)+	Form of 2015 Long-Term Incentive Plan Time-Lapse Restricted Stock Unit Agreement is incorporated by reference to Exhibit 10(c) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended October 30, 2016.
10(q)+	Form of 2015 Long-Term Incentive Plan Time-Lapse Restricted Stock Unit Agreement incorporated by reference to Exhibit 10(s) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended August 1, 2021.
10(r)+	Form of 2015 Long-Term Incentive Performance Restricted Stock Unit Agreement is incorporated by reference to Exhibit 10(t) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended August 1, 2021.
10(s)+	Form of 2022 Long-Term Incentive Plan Time-Lapse Restricted Stock Unit Agreement is incorporated by reference to Exhibit 10(w) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2023.
10(t)+	Form of 2022 Long-Term Incentive Plan Performance Restricted Stock Unit Agreement (Earnings Per Share) is incorporated by reference to Exhibit 10(x) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2023.
10(u)+	Form of 2022 Long-Term Incentive Plan Performance Restricted Stock Unit Agreement (Total Shareholder Return) is incorporated by reference to Exhibit 10(y) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2023.

10(v)	2023 Non-Employee Director Fees are incorporated by reference to Exhibit 10.1 to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended October 30, 2022.
10(w)+	First Amendment to the Campbell Soup Company Supplemental Retirement Plan effective November 30, 2018 is incorporated by reference to Exhibit 10(b) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended January 27, 2019.
10(x)+	Second Amendment to the Campbell Soup Company Supplemental Retirement Plan effective September 16, 2020 is incorporated by reference to Exhibit 10(bb) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended August 2, 2020.
10(y)+	Third Amendment to the Campbell Soup Company Supplemental Retirement Plan effective December 31, 2020 is incorporated by reference to Exhibit 10.1 to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended January 31, 2021.
10(z)+	Fourth Amendment to the Campbell Soup Company Supplemental Retirement Plan, effective September 1, 2023 is incorporated by reference to Exhibit 10(ff) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2023.
10(aa)+	Campbell Soup Company Executive Severance Pay Plan is incorporated by reference to Exhibit 10 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on April 2, 2019.
10(bb)+	First Amendment to the Campbell Soup Company Executive Severance Pay Plan, effective September 1, 2023 is incorporated by reference to Exhibit 10(hh) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2023.
10(cc)	Voting Agreement, dated August 7, 2023, by and among certain funds associated with Advent International Corporation and Campbell Soup Company, is incorporated by reference to Exhibit 10.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on August 7, 2023.
10(dd)	Five-Year Credit Agreement, dated April 16, 2024, by and among Campbell Soup Company, the Eligible Subsidiaries party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders named therein, is incorporated by reference to Exhibit 10 to Campbell's Current Report on Form 8-K (SEC file number 1-3822) filed with the SEC on April 16, 2024.
10(ee)+	Form of Amended and Restated Change in Control Severance Protection Agreement.
19	Insider Trading Policy.
21	Subsidiary List.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31(a)	Certification of Mark A. Clouse pursuant to Rule 13a-14(a).
31(b)	Certification of Carrie L. Anderson pursuant to Rule 13a-14(a).
32(a)	Certification of Mark A. Clouse pursuant to 18 U.S.C. Section 1350.
32(b)	Certification of Carrie L. Anderson pursuant to 18 U.S.C. Section 1350.
97	Amended and Restated Incentive Compensation Clawback Policy.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Schema Document
101.CAL	Inline XBRL Calculation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
101.LAB	Inline XBRL Label Linkbase Document
101.PRE	Inline XBRL Presentation Linkbase Document
104	The cover page from this Annual Report on Form 10-K, formulated in Inline XBRL (see exhibit 101)

+This exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Campbell has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 19, 2024


CAMPBELL SOUP COMPANY

By: /s/ Carrie L. Anderson
_____
Carrie L. Anderson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of Campbell and in the capacities indicated on September 19, 2024.


Signatures


/s/ Mark A. Clouse	*
Mark A. Clouse	Maria Teresa Hilado
President and Chief Executive Officer and Director	Director
(Principal Executive Officer)	
/s/ Carrie L. Anderson	*
Carrie L. Anderson	Grant H. Hill
Executive Vice President and Chief Financial Officer	Director
(Principal Financial Officer)	
/s/ Stanley Polomski	*
Stanley Polomski	Sarah Hofstetter
Senior Vice President and Controller	Director
(Principal Accounting Officer)	
*	*
Keith R. McLoughlin	Marc B. Lautenbach
Chair and Director	Director
*	*
Fabiola R. Arredondo	Mary Alice D. Malone
Director	Director
*	*
Howard M. Averill	Kurt T. Schmidt
Director	Director
*	*
Bennett Dorrance, Jr.	Archbold D. van Beuren
Director	Director

* By: /s/ Charles A. Brawley, III
_____
Name: Charles A. Brawley, III

Title: Executive Vice President, General Counsel and Corporate Secretary,

as Attorney-in-fact

(pursuant to powers of attorney)

CAMPBELL SOUP COMPANY
Valuation and Qualifying Accounts

For the Fiscal Years ended July 28, 2024, July 30, 2023, and July 31, 2022

(Millions)	Balance at Beginning of Period		Charged to/ (Reduction in) Costs and Expenses		Deductions		Balance at End of Period
Fiscal year ended July 28, 2024							
Cash discount	$	6	$	115	$	(117)	$	4
Bad debt reserve		10		(2)		—		8
Returns reserve[(1)]		3		—		—		3
Total Accounts receivable allowances	$	19	$	113	$	(117)	$	15
Fiscal year ended July 30, 2023							
Cash discount	$	5	$	117	$	(116)	$	6
Bad debt reserve		4		7		(1)		10
Returns reserve[(1)]		3		—		—		3
Total Accounts receivable allowances	$	12	$	124	$	(117)	$	19
Fiscal year ended July 31, 2022							
Cash discount	$	6	$	136	$	(137)	$	5
Bad debt reserve		2		2		—		4
Returns reserve[(1)]		4		(1)		—		3
Total Accounts receivable allowances	$	12	$	137	$	(137)	$	12

_____

[(1)] The returns reserve is evaluated quarterly and adjusted accordingly. During each period, returns are charged to Net sales in the Consolidated Statements of Earnings as incurred. Actual returns were approximately $109 million in 2024, $105 million in 2023, and $110 million in 2022, or less than 2% of Net sales.

EXHIBIT 31(a)

**CERTIFICATION PURSUANT
TO RULE 13a-14(a)**

I, Mark A. Clouse, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 19, 2024

By: /s/ Mark A. Clouse
　　　Name: Mark A. Clouse
　　　Title: President and Chief Executive Officer

EXHIBIT 31(b)

CERTIFICATION PURSUANT
TO RULE 13a-14(a)

I, Carrie L. Anderson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 19, 2024

By: /s/ Carrie L. Anderson
    Name: Carrie L. Anderson
    Title: Executive Vice President and Chief Financial Officer

EXHIBIT 32(a)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended July 28, 2024 (the "Report"), I, Mark A. Clouse, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 19, 2024

By: /s/ Mark A. Clouse
      Name: Mark A. Clouse
      Title: President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required under Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32(b)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended July 28, 2024 (the "Report"), I, Carrie L. Anderson, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 19, 2024

By: /s/ Carrie L. Anderson

Name: Carrie L. Anderson

Title: Executive Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required under Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Shareholder Information

Headquarters
1 Campbell Place, Camden, NJ 08103-1799
(856) 342-4800 • (856) 342-3878 (Fax)

Stock Exchange Listing
The Nasdaq Stock Market LLC
Ticker Symbol: CPB

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
1-800-780-3203

Independent Accountants
PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1800
2001 Market Street
Philadelphia, PA 19103-7042

Dividends
We have paid dividends since the company became public in 1954. Dividends are normally paid quarterly, near the end of January, April, July and October.

A dividend reinvestment plan is available to shareholders. For information about dividends or the dividend reinvestment plan, write to Dividend Reinvestment Plan Agent, Campbell Soup Company, P.O. Box 43006, Providence, RI 02940-3006. Or call: (781) 575-2723 or 1-800-780-3203.

Publications
For copies of the Annual Report or the SEC Form 10-K or other financial information, visit investor.campbellsoupcompany.com.

For copies of Campbell's Corporate Responsibility Report, write to Stewart Lindsay, Chief Sustainability Officer at csr_feedback@campbells.com.

Information Sources
Inquiries regarding our products may be addressed to Campbell's Consumer Response Center at the Headquarters address or call 1-800-257-8443.

Investors and financial analysts may contact Rebecca Gardy, Senior Vice President, Chief Investor Relations Officer, at the Headquarters address or call (856) 342-6081.

Media and public relations inquiries should be directed to James Regan, Director of External Communications, at the Headquarters address or call (856) 219-6409.

Communications concerning share transfer, lost certificates, dividends and change of address, should be directed to Computershare Trust Company, N.A., 1-800-780-3203.

Shareholder Information Service
For the latest quarterly business results or other information requests such as dividend dates, shareholder programs or product news, visit investor.campbellsoupcompany.com.

Campbell's Brands
Product trademarks owned or licensed by Campbell Soup Company and/or its subsidiaries appearing in the narrative text of this report are italicized.



The papers utilized in the production of this Annual Report are all certified for Forest Stewardship Council (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This annual report was printed at a landfill-free, Sustainable Green Printing partnership (SGP)-certified facility.



On the Web. Visit us at: campbellsoupcompany.com for company news and information.



Careers. To explore career opportunities, visit us at: careers.campbellsoupcompany.com.



Impact. To read our Corporate Responsibility Report and learn more about our sustainability strategy, go to campbellsoupcompany.com/our-impact.



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1 Campbell Place, Camden, NJ 08103-1799